    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 4, 1999

                                                             REG. NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              JAKKS PACIFIC, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    DELAWARE                                        95-4527222
          (STATE OR OTHER JURISDICTION                           (I.R.S. EMPLOYER
       OF INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NO.)

      22761 PACIFIC COAST HIGHWAY, MALIBU, CALIFORNIA 90265 (310) 456-7799 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                            JACK FRIEDMAN, CHAIRMAN
                              JAKKS PACIFIC, INC.
      22761 PACIFIC COAST HIGHWAY, MALIBU, CALIFORNIA 90265 (310) 456-7799
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

             MURRAY L. SKALA, ESQ.                                CHRISTOPHER T. JENSEN, ESQ.
FEDER, KASZOVITZ, ISAACSON, WEBER, SKALA & BASS LLP               MORGAN, LEWIS & BOCKIUS LLP
 750 LEXINGTON AVENUE, NEW YORK, NY 10022-1200              101 PARK AVENUE, NEW YORK, NY 10178-0060
       (212) 888-8200 FAX: (212) 888-7776                      (212) 309-6000 FAX: (212) 309-6273


                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of this registration statement

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
 TITLE OF EACH CLASS OF                               PROPOSED MAXIMUM        PROPOSED MAXIMUM
    SECURITIES TO BE             AMOUNT TO           OFFERING PRICE PER          AGGREGATE               AMOUNT OF
       REGISTERED              BE REGISTERED              UNIT(1)            OFFERING PRICE(1)        REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
  $.001 per share........   3,105,000 Shares(2)            $26.00               $80,730,000              $22,442.94
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457.

(2) Includes 405,000 shares of common stock, par value $.001 per share, which the underwriters have the option to purchase to cover over-allotments, if any.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY US FEDERAL SECURITIES LAWS TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

                   SUBJECT TO COMPLETION -- NOVEMBER 4, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS
            , 1999

                           [JAKKS PACIFIC, INC. LOGO]
                        2,700,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

JAKKS PACIFIC:

- We are a multi-line toy company that designs, develops, produces and markets toys and related products under evergreen and other well-recognized brands for children and collectors.

- Our portfolio of proprietary and licensed trademarks and brand names include World Wrestling Federation(R), Flying Colors(R), Road Champs(R), Remco(R) and Child Guidance(R).

- JAKKS Pacific, Inc.
  22761 Pacific Coast Highway
  Malibu, California 90265
  (310) 456-7799
  www.jakkspacific.com

- NASDAQ NATIONAL MARKET SYMBOL: JAKK
THE OFFERING:

- JAKKS is offering 2,200,000 of the shares and selling stockholders are offering 500,000 of the shares. (The number of shares being offered gives effect to a three-for-two stock split effected on November 4, 1999.)

- The underwriters have an option to purchase an additional 405,000 shares from JAKKS and the selling stockholders to cover over-allotments.

- There is an existing trading market for our shares. The last reported sale price on November 3, 1999 was $38 15/16 ($26, after giving effect to the stock split) per share.

- We plan to use the proceeds we will receive from this offering to enhance existing products and to develop new products; for the acquisition of new character or product licenses, new products or product lines or other toy companies or businesses; and for working capital and other general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders.

- Closing:            , 1999

--------------------------------------------------------------------------
                                                      Per Share    Total
--------------------------------------------------------------------------
Public offering price:                                $           $
Underwriting fees:
Proceeds to JAKKS:
Proceeds to the selling stockholders:

--------------------------------------------------------------------------------
    This investment involves risks.  See "Risk Factors" beginning on page 7.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE

                                   ADVEST, INC.

                                                MORGAN KEEGAN & COMPANY, INC.

                                                                  DLJDIRECT INC.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 [PICTURES OF VARIOUS TOYS EACH ACCOMPANIED BY
              THE RELEVANT BRAND NAME OR PRODUCT LINE DESCRIPTION]

     IN THIS PROSPECTUS, REFERENCES TO THE "COMPANY," "JAKKS," "WE," "US" AND "OUR" REFER TO JAKKS PACIFIC, INC. AND ITS SUBSIDIARIES. ALL SHARE AND PER SHARE INFORMATION IN THIS PROSPECTUS REFLECTS A 3-FOR-2 STOCK SPLIT (EFFECTED BY A DIVIDEND OF 1/2 SHARE OF OUR COMMON STOCK FOR EACH SHARE OF OUR COMMON STOCK OUTSTANDING ON OCTOBER 27, 1999, WHICH WAS PAID ON NOVEMBER 4, 1999).

                               TABLE OF CONTENTS

                                    Page
Prospectus Summary................    3
Risk Factors......................    7
Disclosure Regarding
  Forward-Looking Statements......   14
Use of Proceeds...................   15
Price Range of Common Stock and
  Dividend Policy.................   16
Capitalization....................   17
Selected Consolidated Financial
  Data............................   18
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations.......   20

                                    Page
Business..........................   30
Management........................   42
Principal and Selling
  Stockholders....................   45
Certain Relationships and Related
  Transactions....................   46
Description of Securities.........   46
Underwriting......................   48
Legal Matters.....................   50
Experts...........................   50
Where You Can Find More
  Information.....................   51
Index to Financial Statements.....  F-1

     We own or have rights to various trademarks and brand or trade names that we use in conjunction with the sale of our products. These include World Wrestling Federation, Road Champs, Remco, Child Guidance, Flying Colors, Barbie, Rugrats, Blue's Clues, Hello Kitty, Ford, Chevrolet, Car and Driver and B.A.S.S. Masters, among others. We also refer in this prospectus to trademarks or brand or trade names that are owned or licensed by other companies.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed business information and financial statements and related notes that appear elsewhere in this prospectus and in the documents that we incorporate by reference into this prospectus. The information contained in this prospectus assumes that the underwriters do not exercise their over-allotment option.

                              JAKKS PACIFIC, INC.

OVERVIEW

     We are a multi-line, multi-brand toy company that designs, develops, produces and markets licensed and proprietary toys and related products. We focus our business on evergreen branded products that are less subject to market fads or trends and feature well-known brand names and simpler, lower-priced toys and accessories. We believe that our growth results from our well-known brand names, the breadth, quality and innovation of our product offerings and our strong relationships with retailers and suppliers. Our net sales have increased from $41.9 million in 1997 to $85.3 million in 1998, representing a growth rate of 103.2%. Our net income has increased from $2.8 million in 1997 to $6.4 million in 1998, representing a growth rate of 128.8%. Our pro forma net sales and net income for the nine months ended September 30, 1999 were $158.0 million and $13.8 million, respectively, representing growth rates of 68.0% and 118.5% over the prior period.

     Our principal product categories are:

     - Action figures and accessories featuring licensed characters, principally from the World Wrestling Federation;

     - Molded plastic activity sets, clay compound playsets and lunch boxes featuring popular licensed children's characters under the Flying Colors brand name;

     - Wheels division products, including die-cast collectible and toy vehicles under the Road Champs and Remco brand names;

     - Infant and pre-school toys consisting of Child Guidance electronic toys and educational toy foam puzzle mats and blocks featuring popular licensed characters; and

     - Fashion and mini dolls.

     In addition, we have entered the video game market through our participation in a joint venture with THQ Inc. The joint venture expects to launch its line of World Wrestling Federation licensed video games in November 1999.

     Our portfolio of well-recognized licensed brand names includes World Wrestling Federation, Car and Driver, Schwinn, GT, Haro, Rod & Custom, Barbie, Rugrats, Blue's Clues, Mickey Mouse, Barney, Teletubbies, Sesame Street, Looney Tunes and Toy Story II. We have an exclusive license to develop and market a broad line of World Wrestling Federation toy products through December 31, 2009.

     We sell our products primarily to major U.S. toy and mass-market retail store chains, department stores, toy specialty stores, wholesalers, hobby shops and corporate accounts. Our five largest customers are Toys 'R Us, Wal-Mart, Kay Bee Toys, Kmart and Target, which together accounted for approximately 74.2% of our pro forma net sales for the nine months ended September 30, 1999. We market and sell all of our products through our own in-house sales force and a network of independent commissioned sales representatives. Outside of the U.S., we currently sell our products primarily in Canada, Great Britain, Latin America, Australia, Japan and South Africa.

RECENT ACQUISITIONS

     In June 1999, we acquired Berk Corporation, which is a leading producer of educational toy foam puzzle mats and blocks featuring popular licensed children's characters. Berk had sales of $9.1 million for the year ended December 31, 1998.

     In October 1999, we acquired Flying Colors Toys, Inc., which produces molded plastic activity sets, play-clay compounds and lunch boxes featuring popular licensed children's characters such as Barbie, Rugrats, Blue's Clues and Hello Kitty. Flying Colors Toys had sales of $54.5 million for its fiscal year ended May 31, 1999.

OUR GROWTH STRATEGY

     - Expand core products;

     - Enter new product categories;

     - Continue to pursue strategic acquisitions;

     - Acquire additional character and product licenses;

     - Expand international sales; and

     - Capitalize on our operating efficiencies.

OUR INDUSTRY

     According to Toy Manufacturers of America, the leading industry trade group, manufacturers' shipments of toys, excluding video games, in the U.S. totaled approximately $15.2 billion in 1998, and sales by U.S. toy manufacturers to non-U.S. customers totaled approximately $5.5 billion in 1998.

RECENT STOCK SPLIT

     On November 4, 1999, we effected a 3-for-2 stock split by paying a dividend of 1/2 share of our common stock for each share of our common stock outstanding at the close of business on October 27, 1999. On November 3, 1999, as adjusted for the split, our last reported sale price was $26 per share, giving us an equity market capitalization of approximately $421.3 million based on 16,204,181 shares of our common stock issued and outstanding.

                                  THE OFFERING

Common stock offered by:

     JAKKS...............................  2,200,000 shares
     Selling stockholders................    500,000 shares
                                           ---------
           Total.........................  2,700,000 shares
Common stock to be outstanding after this
  offering...............................  18,596,225(1)

Use of proceeds..........................  We intend to use the estimated net
                                           proceeds of approximately $     million,
                                           based on an offering price of $     per
                                           share and after deducting underwriting
                                           discounts and commissions and estimated
                                           offering expenses, that we will receive
                                           from this offering to enhance existing
                                           products and to develop new products; for
                                           the acquisition of new character or
                                           product licenses, new products or product
                                           lines or other toy companies or
                                           businesses; and for working capital and
                                           general corporate purposes. We will not
                                           receive any proceeds from the sale of our
                                           common stock by the selling stockholders.

Nasdaq National Market Symbol............  JAKK

---------------

(1) Includes 192,044 shares to be issued upon the exercise of options held by certain selling stockholders that are to be sold by them in the offering. Does not include 293,132 shares issuable upon the exercise of outstanding warrants and 2,253,768 shares issuable upon the exercise of other outstanding options.

RISK FACTORS

     You should refer to the section entitled "Risk Factors" beginning on page 7, for a discussion of certain factors you should consider before purchasing our common stock.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following tables present our summary financial data. The summary historical statement of operations data for our fiscal years ended December 31, 1996, December 31, 1997 and December 31, 1998 are derived from our audited consolidated financial statements and related notes, which appear elsewhere in this prospectus. The summary historical statement of operations data for the nine months ended September 30, 1998 and September 30, 1999 are derived from our unaudited interim financial statements which, in our opinion, include all adjustments (consisting only of normal recurring accruals) necessary to present fairly in all material respects our financial position and results of operations, We acquired Berk Corporation on June 29, 1999 and we acquired Flying Colors Toys, Inc. on October 5, 1999. The historical results of operations data for the nine months ended September 30, 1999 include the operating results of Berk from June 29, 1999 and do not necessarily show what the results for a full year will be. The pro forma results of operations data give effect to our acquisitions of Berk and Flying Colors Toys as if they occurred at the beginning of the period presented, and the pro forma balance sheet data at September 30, 1999 give effect to our acquisition of Flying Colors Toys as if it occurred on September 30, 1999. You should read the following information together with the historical and pro forma financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                                       YEAR ENDED DECEMBER 31,               NINE MONTHS ENDED SEPTEMBER 30,
                                --------------------------------------   ---------------------------------------
                                                                PRO                             PRO       PRO
                                                               FORMA                           FORMA     FORMA
                                 1996      1997      1998       1998      1998       1999      1998       1999
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales.....................  $12,052   $41,945   $85,253   $135,431   $61,379   $121,177   $94,023   $157,984
  Gross profit................    4,821    16,070    33,253     49,959    23,710     50,171    34,104     61,449
  Income from operations......    1,209     4,175     9,246     15,403     7,263     16,861     9,788     18,509
  Net income..................    1,180     2,786     6,375     10,175     4,854     13,002     6,318     13,808
                                =======   =======   =======   ========   =======   ========   =======   ========
  Basic earnings per share....  $  0.24   $  0.40   $  0.75   $   1.19   $  0.58   $   0.98   $  0.75   $   1.04
                                =======   =======   =======   ========   =======   ========   =======   ========
  Weighted average shares
     outstanding..............    4,927     6,932     8,539      8,539     8,393     12,843     8,393     12,843
                                =======   =======   =======   ========   =======   ========   =======   ========
  Diluted earnings per
     share....................  $  0.22   $  0.35   $  0.59   $   0.93   $  0.45   $   0.86   $  0.58   $   0.91
                                =======   =======   =======   ========   =======   ========   =======   ========
  Weighted average shares and
     equivalents
     outstanding..............    5,256     9,013    11,403     11,403    11,377     15,249    11,377     15,249
                                =======   =======   =======   ========   =======   ========   =======   ========

                                                                       AT SEPTEMBER 30, 1999
                                                              ----------------------------------------
                                                               ACTUAL     PRO FORMA     AS ADJUSTED(1)
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 73,427     $ 20,882        $
  Working capital...........................................    73,748       41,096
  Total assets..............................................   156,621      164,429
  Total stockholders' equity................................   110,956      110,956

------------------------------
(1) As adjusted to reflect our sale of 2,200,000 shares of our common stock at
    an estimated public offering price of $         and our application of the
    estimated net proceeds we receive from that sale.

                                  RISK FACTORS

     The purchase of our common stock involves substantial investment risks. You should carefully consider the following risk factors, in addition to the remainder of this prospectus, before purchasing our common stock.

WE ARE SUBJECT TO CHANGING CONSUMER PREFERENCES AND NEW PRODUCT INTRODUCTIONS

     Consumer preferences in the toy industry are continuously changing and difficult to predict. Relatively few products become popular with consumers and they often have short life cycles. We cannot assure you that:

     - our current products will continue to be popular with consumers;

     - our product lines or products we introduce will achieve any significant degree of market acceptance; or

     - the life cycles of our products will be sufficient to permit us to recover licensing, design, manufacturing, marketing and other costs associated with those products.

     Accordingly, our success will depend on our ability to enhance existing product lines and to develop new products and product lines. The failure of new product lines to achieve or sustain market acceptance could adversely affect our business, financial condition and results of operations. In addition, the success of many of our character- and theme-related products depends on the popularity of characters in movies, television programs, live wrestling exhibitions and other media. We cannot assure you that:

     - if the media related to our existing character- and theme-related product lines are successful, this success will result in substantial promotional value to our products;

     - we will be successful in obtaining licenses to produce new character-and theme-related products in the future; or

     - media related to our character- and theme-related product lines will be released at the times we expect or will be successful.

A LIMITED NUMBER OF OUR PRODUCT LINES ACCOUNT FOR A SUBSTANTIAL PORTION OF OUR NET SALES

     We derive a substantial portion of our net sales from a limited number of product lines. Sales of the World Wrestling Federation, Road Champs, Remco and Flying Colors product lines represented approximately 79.8% of our pro forma net sales in 1998 and 82.7% for the nine months ended September 30, 1999. We cannot assure you that any of the products in these branded product lines will retain their current popularity. A decrease in the popularity of any one of these branded product lines may adversely affect our business, financial condition and results of operations.

THERE ARE RISKS ASSOCIATED WITH OUR LICENSE AGREEMENTS

1.  OUR CURRENT LICENSES REQUIRE US TO PAY MINIMUM ROYALTIES

     Sales of products under trademarks or trade or brand names licensed from others accounted for substantially all of our net sales in 1997 and 1998. Product licenses allow us to capitalize on characters, designs, concepts and inventions owned by others or developed by toy inventors and designers. Our license agreements generally require us to make specified minimum royalty payments, even if we fail to sell a sufficient number of units to cover these amounts. In addition, under certain of our license agreements, if we fail to achieve certain prescribed sales targets, we may be unable to retain or renew these licenses. Royalties earned under our license agreements were approximately $6.3 million in 1998 and approximately $12.0 million for the nine months ended September 30, 1999. As of September 30, 1999, our aggregate minimum royalty payments under our then current license agreements, including those relating to Flying Colors, for the succeeding 12 months were approximately $4.5 million.

2.  THE USE OF OUR LICENSES IS RESTRICTED

     Under some of our license agreements, the licensors have the right to review and approve our use of licensed products, designs or materials before we are permitted to make any sales. The refusal to permit our use of any licensed property in the way we propose, or any delay resulting from their review process, could prohibit or impede our development or sale of new products.

3.  NEW LICENSES ARE DIFFICULT TO OBTAIN

     Our success will depend in part on our ability to obtain additional licenses. Competition for desirable licenses is intense. We cannot assure you that we will be able to secure or renew significant licenses on terms acceptable to us. In addition, as we add licenses, the need to fund additional royalty advances and guaranteed minimum royalty payments may strain our cash resources.

THE NEW JOINT VENTURE IS SUBJECT TO NUMEROUS RISKS AND UNCERTAINTIES

     In addition to the risks relating to us and the toy industry, the joint venture faces the following risks:

     - The joint venture depends entirely on a single license, which gives it the exclusive right to produce and market video games based on World Wrestling Federation characters and themes. The popularity of wrestling, in general, and the World Wrestling Federation, in particular, is subject to changing consumer tastes and demands. A decline in the popularity of the World Wrestling Federation could adversely affect the joint venture's and our business, financial condition and results of operations.

     - The joint venture will rely on hardware manufacturers and THQ's non-exclusive licenses with them for the right to publish titles for their platforms and for the manufacture of the joint venture's titles. If THQ's licenses were to terminate and the joint venture could not otherwise obtain these licenses from the manufacturers, it would be unable to publish additional titles for these manufacturers' platforms, which would materially adversely affect its and our business, financial condition and results of operations.

     - The software industry has experienced periods of significant growth in consumer interest, followed by periods in which growth has substantially declined. The joint venture's sales of software titles will be dependent, among other factors, on the popularity and unit sales of platforms generally, as well as on the relative popularity and unit sales of various platforms. The relative popularity of platforms has fluctuated significantly in recent years. An unexpected decline in the popularity of a particular platform can be expected to have a material adverse effect on consumer demand for titles released or to be released by the joint venture for these platforms.

     - The joint venture's failure to timely develop titles for new platforms that achieve significant market acceptance, to maintain net sales that are commensurate with product development costs or to maintain compatibility between its PC CD-ROM titles and the related hardware and operating systems would adversely affect the joint venture's and our business, financial condition and results of operations.

     - In general, THQ will control the day-to-day operations of the joint venture and all of its product development and production operations and, accordingly, the joint venture will rely exclusively on THQ to manage these operations effectively.

THE TOY INDUSTRY IS HIGHLY COMPETITIVE

     The toy industry is highly competitive. Many of our competitors have certain competitive advantages over us due to:

     - greater financial resources;

     - larger sales and marketing and product development departments;

     - stronger name recognition;

     - longer operating histories; and

     - greater economies of scale.

     In addition, the toy industry has no significant barriers to entry. Competition is based primarily on the ability to design and develop new toys, to procure licenses for popular characters and trademarks and to successfully market products. Many of our competitors offer similar products or alternatives to our products. Our competitors have obtained and are likely to continue to obtain licenses that overlap our licenses with respect to products, geographic areas and markets. We cannot assure you that we will be able to obtain adequate shelf space in retail stores to support our existing products or to expand our products and product lines or that we will be able to continue to compete effectively against current and future competitors.

WE MAY NOT BE ABLE TO SUSTAIN OR MANAGE OUR RAPID GROWTH

     We experienced rapid growth in net sales and net income in 1996, 1997 and 1998. As a result, comparing our period-to-period operating results may not be meaningful and results of operations from prior periods may not be indicative of future results. We cannot assure you that we will continue to experience growth in, or maintain our present level of, net sales or net income.

     Our growth strategy calls for us to continuously develop and diversify our toy business by acquiring other companies, entering into additional license agreements and expanding into international markets, which will place additional demands on our management, operational capacity and financial resources and systems. The increased demand on management may necessitate the recruitment and retention by JAKKS of additional qualified management personnel. We cannot assure you that we will successfully recruit and retain qualified personnel or expand and manage our operations effectively and profitably.

     In addition, implementation of our growth strategy is subject to risks beyond our control, including competition, market acceptance of new products, changes in economic conditions, our ability to obtain or renew licenses on commercially reasonable terms and our ability to finance increased levels of accounts receivable and inventory necessary to support our sales growth, if any. Accordingly, we cannot assure you that our growth strategy will be implemented successfully.

WE NEED TO BE ABLE TO ACQUIRE AND INTEGRATE COMPANIES AND NEW PRODUCT LINES SUCCESSFULLY

     Our growth strategy depends in part upon our ability to acquire companies or new product lines. To do this, we may require financing from external sources which we may not be able to obtain on acceptable terms. Future acquisitions will only succeed if we can effectively assess characteristics of potential target companies or product lines, such as:

     - financial condition and results of operations;

     - attractiveness of products;

     - suitability of distribution channels;

     - management ability; and

     - the degree to which acquired operations can be integrated with our operations.

     We cannot assure you that we can identify attractive acquisition candidates or negotiate acceptable acquisition terms, and our failure to do so may adversely affect our results of operations and our ability to sustain growth. Our acquisition strategy involves a number of risks, each of which could adversely affect our operating results, including:

     - difficulties in integrating acquired businesses or product lines, assimilating new facilities and personnel and harmonizing diverse business strategies and methods of operation;

     - diversion of management attention from operation of our existing business;

     - loss of key personnel from acquired companies; and

     - failure of an acquired business to achieve targeted financial results.

A FEW CUSTOMERS ACCOUNT FOR A LARGE PORTION OF OUR NET SALES

     Our five largest customers accounted for 74.2% of our pro forma net sales in the nine-month period ended September 30, 1999 and 69.0% of our pro forma net sales in 1998. Except for outstanding purchase orders for specific products, we do not have written contracts with or commitments from any of our customers. A substantial reduction in or termination of orders from any of our largest customers could adversely affect our business, financial condition and results of operations. In addition, pressure by large customers seeking a reduction in prices, financial incentives, a change in other terms of sale or for JAKKS to bear the risks and the cost of carrying inventory could also adversely affect our business, financial condition and results of operations.

WE DEPEND ON OUR KEY PERSONNEL

     Our success is largely dependent upon the experience and continued services of Jack Friedman, our Chairman and Chief Executive Officer, and Stephen G. Berman, our President and Chief Operating Officer. We cannot assure you that we would be able to find an appropriate replacement for Mr. Friedman or Mr. Berman if the need should arise, and any loss or interruption of Mr. Friedman's or Mr. Berman's services could adversely affect our business, financial condition and results of operations. We maintain key-man life insurance on Mr. Friedman in the amount of $4.0 million, which may be insufficient to fund the cost of employing his successor.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY POLITICAL OR ECONOMIC DEVELOPMENTS IN CHINA

     Substantially all of our products are produced by unaffiliated manufacturers in the People's Republic of China. As a result, our operations may be affected by many factors, including:

     - economic, political, governmental and labor conditions in China;

     - the possibility of expropriation, supply disruption, currency controls and exchange fluctuations;

     - China's relationship with the United States; and

     - fluctuations in the exchange rate of the U.S. dollar against foreign currencies.

1.  LOSS OF CHINA'S "MOST FAVORED NATION" STATUS

     China currently enjoys "Most Favored Nation" status under United States tariff laws. China's Most Favored Nation status is reviewed annually by Congress, and the renewal of this status is subject to significant political uncertainties. The loss of China's Most Favored Nation status or the imposition of retaliatory or protectionist trade policies, such as a substantial increase in the duty on products we import into the United States from China, would adversely affect our business, financial condition and results of operations.

2.  IMPOSITION OF TRADE RESTRICTIONS

     China may be subject to retaliatory trade restrictions imposed by the United States under various provisions of the Trade Act of 1974. In the past, the United States has threatened the imposition of punitive 100% tariffs on selected goods and has withdrawn this threat very shortly before sanctions were to take effect. The imposition by the United States of trade sanctions and subsequent actions by China would result in manufacturing and distribution disruptions or higher costs to us which, in turn, would adversely affect our business, financial condition and results of operations.

3.  POLITICAL UNCERTAINTY IN HONG KONG

     We maintain an office in Hong Kong to supervise and monitor manufacturing and product promotion in China. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to China. If Hong Kong's business climate were to become less favorable as a result of the transfer of sovereignty, it would adversely affect our business, financial condition and results of operations.

OUR PRODUCT SALES ARE SUBJECT TO SEASONAL AND QUARTERLY FLUCTUATIONS

     Our product sales are highly seasonal, with a majority of our sales occurring between September and December, the traditional holiday season. As a result, approximately 74.1% of our 1998 pro forma net sales occurred in the third and fourth quarters. This seasonality causes our quarterly operating results and working capital needs to fluctuate significantly.

OUR BUSINESS IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION AND TO POTENTIAL PRODUCT LIABILITY CLAIMS

     Our business is subject to various laws, including the Federal Hazardous Substances Act, the Consumer Product Safety Act, the Flammable Fabrics Act and the rules and regulations promulgated under these acts. These statutes are administered by the Consumer Product Safety

Commission, which has the authority to remove from the market products that are found to be defective and present a substantial hazard or risk of serious injury or death. The Consumer Product Safety Commission can require a manufacturer to recall, repair or replace these products under certain circumstances. We cannot assure you that defects in our products will not be alleged or found. Any such allegations or findings could result in:

     - product liability claims;

     - loss of sales;

     - diversion of resources;

     - damage to our reputation;

     - increased warranty costs; and

     - removal of our products from the market.

any of which may adversely affect our business, financial condition and results of operations. There can be no assurance that our product liability insurance will be sufficient to avoid or limit our loss in the event of an adverse outcome of any product liability claim.

WE DEPEND ON OUR PROPRIETARY RIGHTS

     We rely on trademark, copyright and trade secret protection, nondisclosure agreements and licensing arrangements to establish, protect and enforce our proprietary rights in our products. The laws of certain foreign countries may not protect intellectual property rights to the same extent or in the same manner as the laws of the United States. We cannot assure you that we or our licensors will be able to successfully safeguard and maintain our proprietary rights. Further, we cannot assure you that third parties will not assert intellectual property claims against us in the future. These claims could divert management attention from operating our business or result in unanticipated legal and other costs, which could adversely affect our business, financial condition and results of operations.

WE DEPEND ON THIRD-PARTY MANUFACTURERS

     We depend on third parties to manufacture all our products. Although we own the tools, dies and molds used to manufacture our products, we have limited control over the manufacturing processes themselves. As a result, any difficulties encountered by the third-party manufacturers that result in product defects, production delays, cost overruns or the inability to fulfill orders on a timely basis could adversely affect our business, financial condition and results of operations.

     We do not have long-term contracts with our third-party manufacturers. Although we believe we would be able to secure other third-party manufacturers to produce our products as a result of our ownership of the tools, dies and molds used in the manufacturing process, our operations would be adversely affected if we lost our relationship with any of our current suppliers or if our current suppliers' operations or sea or air transportation with our China-based manufacturers were disrupted or terminated even for a relatively short period of time. Our tools, dies and molds are located at the facilities of our third-party manufacturers. Accordingly, significant damage to these facilities could result in the loss of or damage to a material portion of our tools, dies and molds, in addition to production delays while new facilities were being arranged and replacement tools, dies and molds were being produced. We do not maintain an inventory of sufficient size to provide protection for any significant period against an interruption of supply, particularly if we were required to utilize alternative sources of supply.

     Although we do not purchase the raw materials used to manufacture our products, we are potentially subject to variations in the prices we pay our third-party manufacturers for products, depending on what they pay for their raw materials.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE VOLATILE

     Market prices of the securities of toy companies are often volatile. The market price of our common stock may be affected by many factors, including:

     - fluctuations in our financial results;

     - the actions of our customers and competitors (including new product line announcements and introductions);

     - new regulations affecting foreign manufacturing;

     - other factors affecting the toy industry in general; and

     - sales of our common stock into the public market.

In addition, the stock market periodically has experienced significant price and volume fluctuations which may have been unrelated to the operating performance of particular companies.

FUTURE SALES OF OUR SHARES COULD ADVERSELY AFFECT OUR STOCK PRICE

     As of November 1, 1999, there were 16,204,181 shares of our common stock outstanding. At the closing of this offering, we will issue 192,044 shares upon the exercise of options held by certain selling stockholders. An additional 965,654 shares of our common stock are issuable upon the exercise of currently exercisable warrants and options. If all these shares were issued, we would have 17,361,879 shares of our common stock outstanding. In addition, 1,571,247 shares of our common stock are issuable upon the exercise of outstanding options that are not currently exercisable. Any sale of a substantial number of shares of our common stock in the public market after this offering, or the perception that such sales could occur, may adversely affect the market price of our common stock.

OUR MANAGEMENT EXERCISES SUBSTANTIAL CONTROL OVER OUR BUSINESS

     As of November 1, 1999, our directors and executive officers beneficially owned, in the aggregate, 1,700,510 shares of our common stock, representing approximately 10.1% of the common stock outstanding. Immediately after this offering, they will beneficially own, in the aggregate, 1,200,510 shares, representing approximately 6.3% of the common stock then to be outstanding. Accordingly, if these persons act together, they could exercise considerable influence over matters requiring approval of our stockholders, including the election of our Board of Directors.

THE COMPUTER SYSTEMS WE RELY ON MAY NOT ACHIEVE YEAR 2000 READINESS

     Many currently installed computer systems and software products are dependent upon internal calendars coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, our computer systems and software may need to be upgraded to comply with Year 2000 requirements. Otherwise, system failures or miscalculations leading to disruptions in our operations could occur. We also depend on third parties, including suppliers and customers, for the operation of our day-to-day business. We cannot assure you that our efforts or those being taken by these third parties, if any, will be sufficient to eliminate any Year 2000 problem from the computer systems used by us or these third parties. In the event that any modifications or conversions to computer systems required to be Year 2000 compliant are not completed on a timely basis, non-compliant systems or programs may fail or malfunction, which could disrupt our operations, create additional costs, divert management's attention and otherwise adversely affect our business, financial condition and results of operations. For a more detailed discussion of our efforts to address the Year 2000 problem, see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Impact of the Year 2000."

OUR ABILITY TO ISSUE "BLANK CHECK" PREFERRED STOCK AND OUR OBLIGATION TO MAKE SEVERANCE PAYMENTS COULD PREVENT OR DELAY TAKEOVERS

     Our certificate of incorporation authorizes the issuance of "blank check" preferred stock (that is, preferred stock which our Board of Directors can create and issue without prior stockholder approval) with rights senior to those of our common stock. In addition, our employment agreements with two of our executive officers require us, under certain conditions, to make substantial severance payments to them if they resign after a change of control. These provisions could delay or impede a merger, tender offer or other transaction resulting in a change in control of JAKKS, even if such a transaction would have significant benefits to our stockholders. As a result, these provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

OUR MANAGEMENT HAS BROAD DISCRETION AS TO THE USE OF THE NET PROCEEDS OF THIS OFFERING

     We are allocating a substantial portion of the net proceeds of this offering to potential acquisitions, working capital and other general corporate purposes. We do not currently have any binding agreement with respect to any acquisition of any company or product line that would require the application of any significant portion of these net proceeds. In addition, our management may apply our net proceeds to purposes different from those currently contemplated or change the allocation of our net proceeds among these purposes. Thus, our management will have substantial discretion with regard to the ultimate use of the net proceeds of this offering.
                         ------------------------------

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this prospectus regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. When we use words like "intend," "anticipate," "believe," "estimate," "plan" or "expect," we are making forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. We have disclosed certain important factors that could cause our actual results to differ materially from our current expectations under "Risk Factors" above and elsewhere in this prospectus. You should understand that forward-looking statements made in connection with this offering are necessarily qualified by these factors. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

                                USE OF PROCEEDS

     We expect to receive net proceeds from the sale of 2,200,000 shares in this offering of approximately $ million. This is based upon a public offering price
of $     per share and after deducting underwriting discounts and commissions and estimated expenses payable by us of approximately $ million. We expect to receive additional net proceeds of up to approximately $ million if the underwriters exercise the option granted to them in connection with this offering to purchase additional shares of our common stock to cover over-allotments. We will not receive any proceeds from the sale of shares by the selling stockholders.

     We currently intend to use the net proceeds of this offering received by us
(1) to enhance existing products and to develop new products for introduction under our current product lines, (2) for the acquisition of new character or product licenses, new products or product lines or other toy companies or businesses and (3) for working capital and general corporate purposes.

     Depending on future events, we may determine at a later time to use our net proceeds for different purposes or to allocate our net proceeds differently among the uses described above. Pending these uses, we expect to invest these funds in short-term, interest-bearing, investment grade securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is traded on the Nasdaq National Market under the symbol "JAKK." The following table sets forth, for the periods indicated, the range of high and low sales prices for our common stock on the Nasdaq National Market.

                                                               PRICE RANGE OF
                                                                COMMON STOCK
                                                              ----------------
                                                               HIGH      LOW
1997:
First quarter...............................................  $ 5.75    $ 4.75
     Second quarter.........................................    5.50      3.00
     Third quarter..........................................    7.21      3.83
     Fourth quarter.........................................    7.42      5.08
1998:
     First quarter..........................................    6.58      4.75
     Second quarter.........................................    8.50      5.17
     Third quarter..........................................    8.96      4.75
     Fourth quarter.........................................    7.58      4.67
1999:
     First quarter..........................................   13.67      7.00
     Second quarter.........................................   19.92     12.17
     Third quarter..........................................   26.83     15.50
     Fourth quarter (through November 3,1999)...............   29.33     22.79

     As of November 1, 1999, there were approximately 70 holders of record of our common stock. On November 3, 1999, the last sale price of our common stock reported on the Nasdaq National Market was $26 per share.

     We have never paid cash dividends on our common stock. We intend to retain our future earnings, if any, to finance the growth and development of our business, and, accordingly, we do not plan to pay any cash dividends on our common stock in the foreseeable future.

                                 CAPITALIZATION

     The following table reflects our capitalization as of September 30, 1999, pro forma to reflect the acquisition of Flying Colors Toys as of September 30, 1999 and as adjusted to reflect our receipt and application of the estimated net proceeds from the sale of our common stock offered by us hereby at an estimated public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses. You should read the information in this table together with the more detailed information presented in the financial statements and related notes included in this prospectus, beginning on page F-1.

                                                             AS OF SEPTEMBER 30, 1999
                                                       ------------------------------------
                                                        ACTUAL     PRO FORMA    AS ADJUSTED
                                                        (IN THOUSANDS, EXCEPT SHARE DATA)
Cash and cash equivalents............................  $ 73,427    $ 20,882       $
                                                       ========    ========       =======
Long-term debt.......................................  $     --    $     --       $    --
Stockholders' equity:
  Common stock, $.001 par value, 25,000,000 shares
     authorized; 16,084,680 shares issued and
     outstanding, actual and pro forma; 18,284,680
     shares issued and outstanding, as adjusted......        16          16            18
  Additional paid-in capital.........................    87,598      87,598            --
  Retained earnings..................................    23,342      23,342        23,342
                                                       --------    --------       -------
       Total stockholders' equity....................   110,956     110,956
                                                       --------    --------       -------
       Total capitalization..........................  $110,956    $110,956       $
                                                       ========    ========       =======

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated statement of operations data for each of the three years in the period ended December 31, 1998 and selected consolidated balance sheet data as of December 31, 1997 and 1998 have been derived from our audited consolidated financial statements, which begin on page F-1 of this prospectus. The following selected consolidated statement of operations data for the nine-month period ended December 31, 1995 and selected consolidated balance sheet data as of December 31, 1995 and 1996 have been derived from our audited consolidated financial statements, but these statements are not included in this prospectus. The following selected consolidated statement of operations data for each of the nine months ended September 30, 1998 and 1999 and selected consolidated balance sheet data as of September 30, 1999 have also been derived from our unaudited consolidated financial statements, which, in management's opinion, reflect all adjustments (consisting solely of normal recurring accruals) necessary to present fairly, in all material respects, our financial condition and results of operations. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the full year. We acquired Berk Corporation on June 29, 1999, and we acquired Flying Colors Toys, Inc. on October 5, 1999. The historical results of operations data for the nine-month period ended September 30, 1999 include the operating results of Berk from June 29, 1999 and do not necessarily show what the results for a full year will be. The pro forma results of operations data give effect to our acquisitions of Berk and Flying Colors Toys as if they occurred at the beginning of the period presented, and the pro forma balance sheet data at September 30, 1999 give effect to our acquisition of Flying Colors Toys as if it occurred on September 30, 1999. You should read the financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and pro forma financial statements and the related notes included in this prospectus, beginning on page F-1.

                                                   YEAR ENDED DECEMBER 31,                NINE MONTHS ENDED SEPTEMBER 30,
                          APRIL 1, 1995    ---------------------------------------   ------------------------------------------
                          (INCEPTION) TO                                 PRO FORMA                        PRO FORMA   PRO FORMA
                               1995         1996      1997      1998      1998(1)     1998       1999       1998        1999
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
Net sales...............      $6,078       $12,052   $41,945   $85,253   $135,431    $61,379   $121,177    $94,023    $157,984
Cost of sales...........       4,131         7,231    25,875    52,000     85,472     37,669     71,005     59,919      96,535
                              ------       -------   -------   -------   --------    -------   --------    -------    --------
Gross profit............       1,947         4,821    16,070    33,253     49,959     23,710     50,172     34,104      61,449
Selling, general and
  administrative
  expenses..............       1,400         3,612    11,895    24,007     34,556     16,447     33,311     24,316      42,940
                              ------       -------   -------   -------   --------    -------   --------    -------    --------
Income from
  operations............         547         1,209     4,175     9,246     15,403      7,263     16,861      9,788      18,509
Interest, net...........           8          (134)      418       423        423        369       (895)       369        (895)
Other (income)
  expense...............         (12)           --       328       591        591        320         --        320          --
                              ------       -------   -------   -------   --------    -------   --------    -------    --------
Income before provision
  for income taxes......         551         1,343     3,429     8,232     14,390      6,574     17,756      9,099      19,404
Provision for income
  taxes.................         115           163       643     1,857      4,215      1,720      4,754      2,781       5,596
                              ------       -------   -------   -------   --------    -------   --------    -------    --------
Net income..............      $  436       $ 1,180   $ 2,786   $ 6,375   $ 10,175    $ 4,854   $ 13,002    $ 6,318    $ 13,808
                              ======       =======   =======   =======   ========    =======   ========    =======    ========
Basic earnings per
  share.................      $ 0.15       $  0.24   $  0.40   $  0.75   $   1.19    $  0.58   $   0.98    $  0.75    $   1.04
                              ======       =======   =======   =======   ========    =======   ========    =======    ========
Weighted average shares
  outstanding...........       3,000         4,927     6,932     8,539      8,539      8,393     12,843      8,393      12,843
                              ======       =======   =======   =======   ========    =======   ========    =======    ========
Diluted earnings per
  share.................      $ 0.13       $  0.22   $  0.35   $  0.59   $   0.93    $  0.45   $   0.86    $  0.58    $   0.91
                              ======       =======   =======   =======   ========    =======   ========    =======    ========
Weighted average shares
  and equivalents
  outstanding...........       3,287         5,256     9,013    11,403     11,403     11,377     15,249     11,377      15,249
                              ======       =======   =======   =======   ========    =======   ========    =======    ========

                                                     AT DECEMBER 31,                      AT SEPTEMBER 30, 1999
                                        ------------------------------------------      -------------------------
                                         1995       1996        1997        1998         ACTUAL       PRO FORMA
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.............  $   82     $ 6,355     $ 2,536     $12,452      $ 73,427       $ 20,882
Working capital (deficit).............    (621)      7,824       3,368      13,736        73,748         41,096
Total assets..........................   4,128      14,200      43,605      58,736       156,621        164,429
Long-term debt, net of current
  portion.............................     613          --       6,000       5,940            --             --
Total stockholders' equity............   1,850      11,746      25,959      37,754       110,956        110,956

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. You should read this section in conjunction with the historical and pro forma financial statements and the related notes, which begin on page F-1.

OVERVIEW

     JAKKS was founded to design, develop, produce and market children's toys and related products. We commenced business operations when we assumed operating control over the toy business of Justin Products Limited (Justin), and have included the results of Justin's operations in our consolidated financial statements from July 1, 1995, the effective date of that acquisition. The Justin product lines, which consisted primarily of fashion dolls and accessories and electronic products for children, accounted for substantially all of our net sales for the period from April 1, 1995 (inception) to December 31, 1995.

     One of our key strategies has been to grow through the acquisition or licensing of product lines, concepts and characters. In 1996, we expanded our product lines to include products based on licensed characters and properties, such as World Wrestling Federation action figures and accessories.

     We acquired Road Champs in February 1997, and have included the results of operations of Road Champs from February 1, 1997, the effective date of the acquisition. We acquired the Child Guidance and Remco trademarks in October 1997, both of which contributed to operations nominally in 1997, but contributed more significantly to operations commencing in 1998. We acquired Berk in June 1999 and have included the results of operations of Berk since June 29, 1999. In October 1999, we acquired Flying Colors Toys. We expect the Flying Colors product lines to contribute to operations beginning in the fourth quarter of 1999.

     Our products currently include (1) action figures and accessories featuring licensed characters, principally from the World Wrestling Federation, (2) Flying Colors molded plastic activity sets, clay compound playsets and lunch boxes, (3) Wheels division products, including Road Champs die-cast collectible and toy vehicles and Remco toy vehicles and role-play toys and accessories, (4) Child Guidance infant and pre-school electronic toys, toy foam puzzle mats and blocks, activity sets and outdoor products and (5) fashion and mini dolls and related accessories.

     In June 1998, we formed a joint venture with THQ, a developer, publisher and distributor of interactive entertainment software, and the joint venture licensed the rights from World Wrestling Federation Entertainment to publish World Wrestling Federation electronic video games on all platforms. The license agreement permits the joint venture to release these games after November 16, 1999. We expect that the first game produced under this license will be released in November 1999. We are entitled to receive a guaranteed preferred return, based on sales of the video games, and THQ is entitled to receive the balance of the profits.

     In general, we acquire products or product concepts from others or we engage unaffiliated third parties to develop our own products, thus minimizing operating costs. Royalties payable to our developers generally range from 1% to 6% of the wholesale price for each unit of a product sold by us. We expect that outside inventors will continue to be a source of new products in the future. We also generate internally new product concepts, for which we pay no royalties.

     We contract the manufacture of most of our products to unaffiliated manufacturers located in China. We sell the finished products on a letter of credit basis or on open account to our customers, who take title to the goods in Hong Kong. These methods allow us to reduce certain operating costs and working capital requirements. A portion of our sales, primarily sales of our Road Champs and Flying Colors products, originate in the United States, so we hold certain inventory in warehouse and fulfillment facilities operated by unaffiliated third parties. In addition, we hold inventory of other products from time to time in support of promotions or other domestic programs with retailers. To date, substantially all of our sales have been to domestic customers. We intend to expand distribution of our products into foreign territories and, accordingly, we have (1) engaged representatives to oversee sales in certain territories, (2) engaged distributors in certain territories, and (3) established direct relationships with retailers in certain territories.

     We establish reserves for sales allowances, including promotional allowances and allowances for anticipated defective product returns, at the time of shipment. The reserves are determined as a percentage of net sales based upon either historical experience or on estimates or programs agreed upon by our customers.

     Our cost of sales consists primarily of the cost of goods produced for us by unaffiliated third-party manufacturers, royalties earned by licensors on the sale of these goods and amortization of the tools, dies and molds owned by us that are used in the manufacturing process. Other costs include inbound freight and provisions for obsolescence. Significant factors affecting our cost of sales as a percentage of net sales include (1) the proportion of net sales generated by various products with disparate gross margins, (2) the proportion of net sales made domestically, which typically carry higher gross margins than sales made in Hong Kong, and (3) the effect of amortizing the fixed cost components of cost of sales, primarily amortization of tools, dies and molds, over varying levels of net sales.

     Selling, general and administrative expenses include costs directly associated with the selling process, such as sales commissions, advertising and travel expenses, as well as general corporate expenses, goodwill and trademark amortization and product development. We have recorded goodwill of approximately $15.3 million and trademarks of approximately $14.4 million in connection with acquisitions made to date. Goodwill is being amortized over a 30-year period, while trademark acquisition costs are being amortized over periods ranging from 10 to 30 years.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain statement of operations data as a percentage of net sales.

                                                                            NINE MONTHS
                                                                               ENDED
                                              YEARS ENDED DECEMBER 31,     SEPTEMBER 30,
                                             --------------------------    --------------
                                              1996      1997      1998     1998     1999
Net sales..................................  100.0%    100.0%    100.0%    100.0%   100.0%
Cost of sales..............................   60.0      61.7      61.0      61.4     58.6
                                             -----     -----     -----     -----    -----
Gross profit...............................   40.0      38.3      39.0      38.6     41.4
Selling, general and administrative
  expenses.................................   30.0      28.4      28.2      26.8     27.5
                                             -----     -----     -----     -----    -----
Income from operations.....................   10.0       9.9      10.8      11.8     13.9
Interest, net..............................   (1.1)      1.0       0.4       0.6     (0.7)
Other (income) expense.....................     --       0.7       0.7       0.5       --
                                             -----     -----     -----     -----    -----
Income before income taxes.................   11.1       8.2       9.7      10.7     14.6
Provision for income taxes.................    1.3       1.6       2.2       2.8      3.9
                                             -----     -----     -----     -----    -----
Net income.................................    9.8%      6.6%      7.5%      7.9%    10.7%
                                             =====     =====     =====     =====    =====

NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

     Net Sales. Net sales increased $59.8 million, or 97.4%, to $121.2 million in 1999 from $61.4 million in 1998. The significant growth in net sales was due primarily to the continuing growth of the World Wrestling Federation action figure product line with its expanded product offerings and frequent character releases, as well as to increasing sales of Child Guidance pre-school toys and the addition of Berk products, which contributed nominally to operations in the third quarter of 1999. Contributions made by sales of Road Champs die-cast toy and collectible vehicles and Remco toy vehicles and fashion and holiday dolls were consistent with the prior period.

     Gross Profit. Gross profit increased $26.5 million, or 111.6%, to $50.2 million, or 41.4% of net sales, in 1999 from $23.7 million, or 38.6% of net sales, in 1998. The overall increase in gross profit was attributable to the significant increase in net sales. The increase in the gross profit margin of 2.8% of net sales was due in part to the changing product mix, which included products, such as World Wrestling Federation action figures, with higher margins than some of our other products, and the amortization expense of molds and tools used in the manufacture of our products, which decreased on a percentage basis due to the fixed nature of these costs. The higher margin resulting from lower product costs was offset in part by higher royalties.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $16.9 million, or 102.5%, to $33.3 million, or 27.5% of net sales, in 1999 from $16.4 million, or 26.8% of net sales, in 1998. Selling, general and administrative expenses increased nominally as a percentage of net sales due in part to increases in advertising expenses and product development costs of our various products in 1999, which were offset in part by a decrease as a percentage of net sales due to the fixed nature of certain of these expenses in conjunction with the significant increase in net sales. The overall dollar increase of $16.9 million was due to the significant increase in net sales with their proportionate impact on variable selling costs, such as freight and shipping related expenses, sales commissions, cooperative advertising and travel expenses. We produced television commercials in support of several of our products, including World Wrestling Federation action figures, in 1998 and 1999. We may increase our advertising efforts, including the use of more expensive advertising media, such as television, if we deem it appropriate for particular products.

     Interest, Net. We had significantly lower interest-bearing obligations in 1999 than in 1998 with the conversion of our convertible debentures in 1999. In addition, we had significantly higher average cash balances during 1999 than in 1998 due to the net proceeds from the sale of our common stock in May 1999.

     Provision for Income Taxes. Provision for income taxes included federal, state and foreign income taxes at effective tax rates of 26.8% and 26.2% in 1999 and 1998, respectively, benefiting from a flat 16.5% Hong Kong Corporation Tax on our income arising in, or derived from, Hong Kong. As of December 31, 1998, we had deferred tax assets of approximately $493,000 for which no allowance has been provided since, in the opinion of management, realization of the future benefit is probable. In making this determination, management considered all available evidence, both positive and negative, as well as the weight and importance given to such evidence.

YEARS ENDED DECEMBER 31, 1998 AND 1997

     Net Sales. Net sales increased $43.4 million, or 103.2%, to $85.3 million in 1998 from $41.9 million in 1997. The significant growth in net sales was due primarily to the continuing growth of the World Wrestling Federation action figure product line with its expanded product offerings and frequent character releases, as well as to the full year impact on sales of the Remco toy vehicles and Child Guidance pre-school toys which contributed only nominally in 1997 from their acquisition date in late October 1997. Contributions made by sales of Road Champs die-cast collectible and toy vehicles and our holiday doll line were comparable with the prior year, while our line of radio-controlled vehicles made only nominal contributions to net sales in 1998.

     Gross Profit. Gross profit increased $17.2 million, or 106.9%, to $33.3 million in 1998, or 39.0% of net sales, from $16.1 million, or 38.3% of net sales, in 1997. The overall increase in gross profit was attributable to the significant increase in net sales. The increase in the gross profit margin of 0.7% of net sales was due in part to the changing product mix, which included products, such as World Wrestling Federation action figures, with higher margins than some of our other products. The higher margin resulting from lower product costs was offset in part by higher royalties, and the amortization expense of molds and tools used in the manufacture of our products was comparable on a percentage basis.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $12.1 million, or 101.8%, to $24.0 million, or 28.2% of net sales, in 1998, from $11.9 million, or 28.4% of net sales, in 1997. The overall significant increase of $12.1 million in these costs was due in large part to the full year impact of costs associated with our addition of infrastructure in the United States and Hong Kong in connection with the Road Champs acquisition, as well as to development and marketing costs of products under our recently-acquired Child Guidance and Remco trademarks and under existing products lines, such as the World Wrestling Federation action figures. Selling, general and administrative expenses decreased modestly as a percentage of net sales due in part to the fixed nature of certain of these expenses, which were offset in part by increases in advertising expenses and product development costs in 1998. The overall dollar increase was also due to the significant increase in net sales with their proportionate impact on variable selling costs, such as freight and shipping related expenses, sales commissions, cooperative advertising and travel expenses. We produced television commercials in support of several of our products, including World Wrestling Federation action figures in 1998 and 1997, as well as radio-controlled vehicles in 1997. From time to time, we may increase our advertising efforts, including the use of more expensive advertising media, such as television, if we deem it appropriate for particular products.

     Interest, Net. We had comparable interest-bearing obligations in 1998 and in 1997 with our convertible debentures and seller notes issued in connection with the Child Guidance/Remco and Road Champs acquisitions. In addition, we had comparable average cash balances during 1998 and 1997.

     Provision for Income Taxes. Provision for income taxes included federal, state and foreign income taxes in 1998 and also included a tax benefit generated by operating losses for federal and state purposes in 1997. Our earnings were subject to effective tax rates of 22.6% and 18.8% in 1998 and 1997, respectively, benefiting from a flat 16.5% Hong Kong Corporation Tax on our income arising in, or derived from, Hong Kong. As of December 31, 1997, we had federal and state net operating loss carry-forwards of $727,000 and $306,000, respectively, available to offset future taxable income. The carry-forwards were fully utilized in 1998. As of December 31, 1998, we had deferred tax assets of approximately $493,000 for which no allowance has been provided since, in the opinion of management, realization of the future benefit is probable. In making this determination, management considered all available evidence, both positive and negative, as well as the weight and importance given to such evidence.

YEARS ENDED DECEMBER 31, 1997 AND 1996

     Net Sales. Net sales increased $29.8 million, or 248.0%, to $41.9 million in 1997 from $12.1 million in 1996. The significant growth in net sales was due primarily to the continuing growth of the World Wrestling Federation action figure product line with its expanded product offerings and frequent character releases, as well as to the contribution made by sales of Road Champs die-cast collectible and toy vehicles, which have been included from the effective date of the acquisition, February 1, 1997. Our holiday doll line performed comparably with the prior year and our new line of radio-controlled vehicles made modest contributions to net sales in 1997.

     Gross Profit. Gross profit increased $11.3 million, or 233.3%, to $16.1 million, or 38.3% of net sales, in 1997 from $4.8 million, or 40.0% of net sales, in 1996. The overall increase in gross profit was attributable to the significant increase in net sales. The decline in the gross profit margin of 1.7% of net sales was due in part to the changing product mix, which included products, such as Road Champs and radio-controlled vehicles, with lower margins than some of our other products.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $8.3 million, or 229.4%, to $11.9 million, or 28.4% of net sales, in 1997 from $3.6 million, or 30.0% of net sales, in 1996. The significant overall increase of $8.3 million in such costs was due in large part to the costs associated with our addition of infrastructure in the United States and Hong Kong in connection with the Road Champs acquisition. We have since combined the acquired operations in Hong Kong with those of our existing operations and may achieve other efficiencies in our operations. As expected, selling, general and administrative expenses decreased as a percentage of net sales due in part to the fixed nature of certain of these expenses. The overall dollar increase was also due to the significant increase in net sales with their proportionate impact on variable selling costs, such as freight and shipping related expenses, sales commissions and travel expenses. Additionally, we produced television commercials in support of several of our products, including World Wrestling Federation action figures and radio-controlled vehicles.

     Interest, Net. We had significantly higher interest-bearing obligations in 1997 than in 1996 resulting from the issuance of our convertible debentures and seller notes in connection with the Road Champs acquisition. In addition, we had lower average cash balances during 1997 than in 1996 due to significant cash payments made and working capital employed in connection with the Road Champs acquisition.

     Provision for Income Taxes. Provision for income taxes included state and foreign income taxes in 1997 and also included a tax benefit generated by operating losses for Federal and state purposes in 1996. Our earnings were subject to effective tax rates of 18.8% and 12.2% in 1997 and 1996, respectively, benefiting from a flat 16.5% Hong Kong Corporation Tax on our income arising in, or derived from, Hong Kong. As of December 31, 1997, we had federal and state net operating loss carry-forwards of $727,000 and $306,000, respectively, available to offset future taxable income.

QUARTERLY FLUCTUATIONS AND SEASONALITY

     We have experienced significant quarterly fluctuations in operating results and anticipate these fluctuations in the future. The operating results for any quarter are not necessarily indicative of results for any future period. Our first quarter is typically expected to be the least profitable as a result of lower net sales but substantially similar fixed operating expenses. This is consistent with the performance of many companies in the toy industry.

     The following tables present our unaudited quarterly results for the years indicated. The seasonality of our business is reflected in this quarterly presentation.

                                              1997                          1998
                              -------------------------------------   -----------------
                               FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND
                              QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...................  $5,235    $8,059    $15,919   $12,732   $11,030   $16,131
As a % of full year.........    12.5%     19.2%      38.0%     30.4%     12.9%     18.9%
Gross profit................  $1,911    $3,203    $ 6,620   $ 4,336   $ 4,350   $ 6,118
 As a % of full year........    11.9%     19.9%      41.2%     27.0%     13.1%     18.4%
 As a % of net sales........    36.5%     39.7%      41.6%     34.1%     39.4%     37.9%
Income from operations......  $  173    $  721    $ 2,021   $ 1,260   $   768   $ 1,427
 As a % of full year........     4.1%     17.3%      48.4%     30.2%      8.3%     15.4%
 As a % of net sales........     3.3%      8.9%      12.7%      9.9%      7.0%      8.8%
Income before income
 taxes......................  $  124    $  604    $ 1,908   $   793   $   610   $ 1,316
 As a % of net sales........     2.4%      7.5%      12.0%      6.2%      5.5%      8.2%
Net income..................  $  203    $  457    $ 1,455   $   671   $   462   $   958
 As a % of net sales........     3.9%      5.7%       9.1%      5.3%      4.2%      5.9%
Diluted earnings per
 share......................  $ 0.03    $ 0.07    $  0.19   $  0.07   $  0.05   $  0.09
Weighted average shares and
 equivalents outstanding....   6,498     7,128      7,638    10,430    10,740    11,679

                                    1998                     1999
                              -----------------   ---------------------------
                               THIRD    FOURTH     FIRST    SECOND     THIRD
                              QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...................  $34,218   $23,873   $24,960   $35,981   $60,236
As a % of full year.........     40.1%     28.0%       NA        NA        NA
Gross profit................  $13,242   $ 9,542   $10,764   $14,649   $24,759
 As a % of full year........     39.8%     28.7%       NA        NA        NA
 As a % of net sales........     38.7%     40.0%     43.1%     40.7%     41.1%
Income from operations......  $ 5,069   $ 1,983   $ 2,743   $ 4,225   $ 9,893
 As a % of full year........     54.8%     21.4%       NA        NA        NA
 As a % of net sales........     14.8%      8.3%     11.0%     11.7%     16.4%
Income before income
 taxes......................  $ 4,648   $ 1,658   $ 2,743   $ 4,587   $10,426
 As a % of net sales........     13.6%      6.9%     11.0%     12.7%     17.3%
Net income..................  $ 3,434   $ 1,521   $ 2,005   $ 3,355   $ 7,642
 As a % of net sales........     10.0%      6.4%      8.0%      9.3%     12.7%
Diluted earnings per
 share......................  $  0.30   $  0.14   $  0.17   $  0.21   $  0.44
Weighted average shares and
 equivalents outstanding....   11,808    11,756    12,624    15,732    17,541

LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 1999, we had working capital of $73.8 million, as compared to $13.7 million as of December 31, 1998. This increase was primarily attributable to operating activities and the public offering of our common stock in May 1999.

     Operating activities provided net cash of $16.6 million in the nine months ended September 30, 1999 as compared to $5.1 million in the corresponding period of 1998. Net cash was provided primarily by net income and non-cash charges, such as depreciation, amortization and recognition of compensation expense for options, as well as an increase in accounts payable and accrued liabilities, which were offset in part by increases in accounts receivable and inventory. As of September 30, 1999, we had cash and cash equivalents of $73.4 million.

     Operating activities provided net cash of $12.0 million in 1998 as compared to $3.2 million in 1997. Net cash was provided primarily by net income, non-cash charges, such as depreciation, amortization and recognition of compensation expense for options, and increases in operating liabilities, which were offset in part by increases in accounts receivable and inventory.

     Our investing activities used net cash of $10.1 million in the nine months ended September 30, 1999, as compared to $4.0 million in the corresponding period of 1998, consisting primarily of the purchase of molds and tooling used in the manufacture of our products in 1999 and 1998 and goodwill acquired in the acquisition of Berk in 1999. As part of our strategy to develop and market new products, we have entered into various character and product licenses with royalties ranging from 1% to 10% payable on net sales of such products. As of September 30, 1999, these agreements required future aggregate minimum guarantees of $17.7 million, exclusive of $0.9 million in advances already paid.

     Our investing activities used net cash of $5.1 million in 1998, as compared to $24.4 million in 1997, consisting primarily of the purchase of molds and tooling used in the manufacture of our products, the initial funding of the World Wrestling Federation joint venture in 1998, trademarks purchased in connection with the acquisitions of Road Champs and the Child Guidance and Remco brands, and goodwill acquired in connection with the acquisition of Road Champs in 1997. As part of our strategy to develop and market new products, we have entered into various character and product licenses with royalties ranging from 1% to 10% payable on net sales of such products. As of January 1, 1999, these agreements required future aggregate minimum guarantees of $17.2 million, exclusive of $1.3 million in advances already paid.

     Our financing activities provided net cash of $54.5 million in the nine months ended September 30, 1999, consisting primarily of the issuance of our common stock in our public offering in May 1999 and the exercises of options and warrants, partially offset by dividends paid to holders of our Series A Cumulative Convertible Preferred Stock. In the corresponding period of 1998, financing activities provided net cash of $3.0 million, consisting primarily of the issuance of our Series A Cumulative Convertible Preferred Stock partially offset by the repayment of various notes and other debt issued in connection with our acquisitions in 1997.

     Our financing activities provided net cash of $3.0 million in 1998, consisting primarily of the issuance of 1,000 shares of our preferred stock at a price of $5,000 per share in a private placement to two investors, partially offset by the repayment of various debt issued in connection with the Road Champs and Child Guidance/Remco trademarks acquisitions. In 1997, financing activities provided net cash of $17.4 million, consisting of the issuance of our 4% Redeemable Convertible Preferred Stock in October 1997, which provided $6.8 million, net of offering costs, the placement of our convertible debentures in January 1997, which provided $5.5 million, net of offering costs, and various notes and other debt issued in connection with our acquisitions in 1997, less approximately $5.2 million in debt repaid.

     In January 1997, we received proceeds, net of issuance costs, of approximately $5.5 million from the issuance of $6.0 million in convertible debentures, which were converted in March and April 1999 into 1,565,218 shares of our common stock at a conversion price of $3.83 per share. These debentures bore interest at 9% per annum, payable monthly, and were due in December 2003.

     In February 1997, we acquired Road Champs for approximately $12.5 million. Consideration paid at closing was approximately $4.7 million in cash plus the issuance of 297,030 shares of our common stock (valued at approximately $1.5 million) and the assumption of approximately $766,000 of liabilities. The balance of the cash consideration ($5.5 million) was paid during the twelve-month period ended in February 1998. Assets included in the purchase were molds and tooling, office and warehouse equipment and other operating assets, as well as license agreements, trade name and goodwill.

     In October 1997, we acquired the Child Guidance and Remco trademarks for approximately $13.4 million. Consideration paid at closing was $10.6 million in cash plus the issuance of a 10% note payable in the amount of $1.2 million, which was paid in five quarterly installments ended December 31, 1998. In addition, we incurred legal and accounting fees of approximately $203,000 and assumed liabilities of $1.4 million. The acquisition was funded in part by the issuance of shares of our 4% Redeemable Convertible Preferred Stock, which were converted into 939,998 shares of our common stock in March 1998. Also in connection with this acquisition, we entered into a manufacturing and supply agreement whereby the seller of the trademarks will provide the tools and other manufacturing resources for the production of products under the trademarks. That agreement provides for four quarterly payments to the seller of $110,000, followed by six quarterly payments of $160,000, which commenced on December 31, 1997.

     In October 1997, we entered into a credit facility agreement with Norwest Bank Minnesota, N.A. which provides our Hong Kong subsidiaries with a working capital line of credit and letters of credit for the purchase of products and the operation of those subsidiaries. The facility expired on May 31, 1999.

     In April 1998, we received $4.7 million in net proceeds from the sale of shares of our Series A Cumulative Convertible Preferred Stock to two investors in a private placement, which were converted into 837,987 shares of our common stock at a conversion price of $5.97 per share. The use of proceeds was for working capital and general corporate purposes.

     In May 1999, we received $51.9 million in net proceeds from the sale of 3,999,844 shares of our common stock. We used substantially all of these proceeds to fund our acquisition of Flying Colors Toys and the balance has been and is expected to be applied to our product acquisition, development, working capital and general corporate needs.

     In June 1999, we purchased all the outstanding capital stock of Berk for approximately $3.1 million. We also agreed to pay an earn-out of up to $500,000 if sales of Berk products achieve certain prescribed levels over the 12-month period ending June 30, 2000. Berk is a leading producer of educational toy foam puzzle mats and blocks featuring popular licensed characters, including Mickey Mouse, Minnie Mouse, Winnie the Pooh, Blue's Clues, Barney, Teletubbies, Sesame Street, Looney Tunes and Toy Story II characters, and non-licensed activity sets and outdoor products.

     On October 5, 1999, we completed the acquisition of the Flying Colors product line through the purchase of all the outstanding capital stock of Flying Colors Toys, a privately-held company based in Dexter, Michigan. At or shortly after the closing we paid approximately $34.7 million for the stock and paid off approximately $17.6 million of indebtedness. We also agreed to pay an earn-out of up to $13.5 million over the 36-month period following the closing if net sales of Flying Colors products achieve certain targeted levels during this period. Two of Flying Colors Toys' senior executives and most of its creative design and product development staff have remained with Flying Colors Toys. Flying Colors Toys' principal products include molded plastic activity kits, clay compound playsets and lunch boxes featuring licensed characters, including Barbie, Rugrats, Blue's Clues and Looney

Tunes characters. The kits cover a broad range of products and activities, such as make and paint your own characters, jewelry making, art studios, posters, puzzles and other projects.

     We believe that our cash flows from operations, cash and cash equivalents on hand and the net proceeds of this offering will be sufficient to meet our working capital and capital expenditure requirements and provide us with adequate liquidity to meet our anticipated operating needs for at least the next 12 months. Although operating activities are expected to provide cash, to the extent we grow significantly in the future, our operating and investing activities may use cash and, consequently, this growth may require us to obtain additional sources of financing. There can be no assurance that any necessary additional financing will be available to us on commercially reasonable terms, if at all.

EXCHANGE RATES

     We sell all of our products in U.S. dollars and pay for all of our manufacturing costs in either U.S. or Hong Kong dollars. Operating expenses of the Hong Kong office are paid in Hong Kong dollars. The exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong government since 1983 at HK$7.80 to US$1.00 and, accordingly, has not represented a currency exchange risk to the U.S. dollar. We cannot assure you that the exchange rate between the United States and Hong Kong currencies will continue to be fixed or that exchange rate fluctuations will not have a material adverse effect on our business, financial condition or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board ("FASB") recently issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which is effective for financial statements issued for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes to equity (net assets) during a period from non-owner sources. To date, we have not had any transactions that are required to be reported in other comprehensive income.

     The FASB recently issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which is effective for financial statements issued for fiscal years beginning after December 15, 1997. This statement establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports. We operate in one reportable segment: the development, production and marketing of toys and related products.

IMPACT OF THE YEAR 2000

     Many currently installed computer systems and software products are dependent upon internal calendars coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, our computer systems and software were required to be upgraded to comply with Year 2000 requirements. Otherwise, system failures or miscalculations leading to disruptions in our operations could occur. We have taken actions to address this potential problem, including the identification of any non-compliant processes or systems and the implementation of corrective measures. We replaced critical internal software with non-compliant codes with software that is compliant in October 1999.

     We believe the financial reporting systems of our Hong Kong subsidiaries are Year 2000 compliant. Their systems were upgraded in 1998 in the normal course of business with software and hardware which the manufacturer has represented as being Year 2000 compliant. We implemented a new software package in our corporate office in October 1999 which the manufacturer has represented as being Year 2000 compliant. We estimate the cost of this new software, including implementation and data conversion costs, to be approximately $120,000. Our other software is generally certified as Year 2000 compliant or is not considered critical to our operations.

     Other than the cost of the new software that was implemented in our corporate office, we have spent only nominal amounts on the Year 2000 issue, and we do not expect any significant future expenditures. Although we believe our cost estimates to be accurate, we cannot assure you that these costs will not increase or that the proposed solutions will be installed on schedule by the date estimated.

     We have addressed the Year 2000 preparedness of our critical suppliers and major customers and related electronic data interfaces with these third parties. We have contacted critical suppliers and larger customers to determine whether they are, or will be, compliant by the Year 2000. Based on our evaluation and testing, these third parties are, or are expected to be, compliant by the Year 2000. However, we will continue to monitor the situation and we will formulate contingency plans to resolve customer-related issues that may arise. At this time we cannot estimate the impact that noncompliant suppliers and customers may have on us or our level of operations in the Year 2000. At present, we have not developed contingency plans, but we will determine whether to develop such plans when our assessment is completed.

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                                    BUSINESS

COMPANY OVERVIEW

     We are a multi-line, multi-brand toy company that designs, develops, produces and markets toys and related products. Our principal products are (1) action figures and accessories featuring licensed characters, principally from the World Wrestling Federation, (2) Flying Colors molded plastic activity sets, clay compound playsets and lunch boxes, (3) Wheels division products, including Road Champs die-cast collectible and toy vehicles and Remco toy vehicles and role-play toys and accessories, (4) Child Guidance infant and pre-school electronic toys, toy foam puzzle mats and blocks, activity sets and outdoor products and (5) fashion and mini dolls and related accessories. We focus our business on evergreen branded products that are less subject to market fads or trends and feature well-known brand names and simpler, lower-priced toys and accessories.

     We formed our joint venture with THQ in June 1998 to develop, manufacture and market, under an exclusive license with World Wrestling Federation Entertainment, video games based on World Wrestling Federation characters and themes. The joint venture's first product is expected to be released in November 1999.

     We have been successful at acquiring and capitalizing on evergreen brands, which are well-recognized trademarks or corporate, trade or brand names with long product histories. We continually review the marketplace to identify and evaluate evergreen brands that, for various reasons, we believe have potential for significant growth. We seek to acquire or license these brands and revitalize them by intensifying the marketing effort to restore and enhance consumer recognition and retailer interest. We reinforce brands by linking them with other evergreen brands on our products, adding to the branded product lines new items that we expect to enjoy greater popularity, eliminating products with fading popularity, adding new features and improving the functionality of products in the line. We also try to improve point-of-sale brand visibility through better shelf positioning and more eye-catching product packaging.

     We license much of the intellectual property we use in our business. We license the World Wrestling Federation trademark, as well as numerous other trademarks, corporate, trade and brand names and logos, from third parties, including Car and Driver, Schwinn, GT, Haro, Rod & Custom, Barbie, Rugrats, Blue's Clues, Mickey Mouse, Barney, Teletubbies, Sesame Street, Looney Tunes and Toy Story II. This enables us to use high-profile marks at a lower cost than that which we would incur if we purchased these marks or developed comparable marks on our own. By licensing marks, we have access to a far greater range of marks than those that would be available for purchase, and we maintain the flexibility to acquire newly-popular marks and to discontinue our use of marks whose popularity or value has faded. We also license technology produced by unaffiliated inventors and product developers to improve the design and functionality of our products. We believe that our experience in the toy industry, our flexibility and our recent success in developing and marketing products make us more attractive to toy inventors and developers.

     Most of our current products are relatively simple and inexpensive toys. We believe that these products have proven to have enduring appeal and are less subject to general economic conditions, toy product fads and trends, changes in retail distribution channels and other factors. In addition, the simplicity of these products enables us to choose among a wider range of manufacturers and affords us greater flexibility in product design, pricing and marketing.

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     We sell our products through our in-house sales staff and independent sales representatives. Purchasers of our products include toy and mass-market retail chain stores, department stores, toy specialty stores and wholesalers. The Road Champs and Flying Colors products are also sold to smaller hobby shops, specialty retailers and corporate accounts, among others. Our five largest customers are Toys 'R Us, Wal-Mart, Kay Bee Toys, Kmart and Target. We also sell through e-commerce sites, including ToysRUs.com, Amazon.com and eToys.com.

INDUSTRY OVERVIEW

     According to the Toy Manufacturers of America, Inc. (the TMA), the leading industry trade group, total manufacturers' shipments of toys, excluding video games, in the U.S., were approximately $15.2 billion in 1998. According to the TMA, the United States is the world's largest toy market, followed by Japan and Western Europe. Sales by U.S. toy manufacturers to non-U.S. customers totaled approximately $5.5 billion in 1998. We believe the two largest U.S. toy companies, Mattel and Hasbro, collectively hold a dominant share of the domestic non-video toy market. In addition, hundreds of smaller companies compete in the design and development of new toys, the procurement of character and product licenses, and the improvement and expansion of previously-introduced products and product lines. In the video game segment, manufacturers' shipments of video game software were approximately $3.0 billion in 1998.

     Over the past few years, the toy industry has experienced substantial consolidation among both toy companies and toy retailers. We believe that the ongoing consolidation of toy companies provides us with increased growth opportunities due to retailers' desire not to be entirely dependent on a few dominant toy companies. Retailer concentration also enables us to ship products, manage account relationships and track retail sales more effectively with a smaller staff.

OUR GROWTH STRATEGY

  - EXPAND CORE PRODUCTS

     We manage our existing and new brands through strong product development initiatives, including introducing new products, modifying existing products and extending existing product lines. Our product designers strive to develop new products or product lines to offer added technological, aesthetic and functional improvements to our product lines. In October 1999, we introduced an interactive wrestling action figure which has the ability to accept voice downloads from the World Wrestling Federation web site.

  - ENTER NEW PRODUCT CATEGORIES

     We will continue to use our extensive experience in the toy industry to evaluate toys and licenses in new product categories and to develop additional product lines. We have entered the video game market through our participation in a joint venture with THQ. The joint venture expects to launch its line of World Wrestling Federation licensed video games in November 1999.

  - CONTINUE TO PURSUE STRATEGIC ACQUISITIONS

     Since our inception, we have successfully concluded and integrated five acquisitions. These include our Road Champs, Remco, Child Guidance, Berk and Flying Colors products. We will continue focusing our acquisition strategy on businesses or brands which offer valuable trademarks or brands and have compatible product lines.

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  - ACQUIRE ADDITIONAL CHARACTER AND PRODUCT LICENSES

     We have acquired the rights to use many familiar corporate, trade and brand names and logos from third parties that we use with our primary trademarks and brands. Currently, we have license agreements with World Wrestling Federation Entertainment, Nickelodeon, Disney, Mattel, Caterpillar, Peterson Publishing Co. and B.A.S.S. Masters, as well as with the licensors of the many popular licensed children's characters previously mentioned. We intend to continue to pursue new licenses from these entertainment and media companies and other licensors. We also intend to continue to purchase additional inventions and product concepts through our existing network of product developers.

  - EXPAND INTERNATIONAL SALES

     We believe that foreign markets, especially Europe, Canada and Latin America, offer us the opportunity for growth. We intend to expand our international sales by capitalizing on our experience and our relationships with foreign distributors and retailers.

  - CAPITALIZE ON OUR OPERATING EFFICIENCIES

     We believe that our current infrastructure and low-overhead operating methods can accommodate significant growth without a proportionate increase in our operating and administrative expenses, thereby increasing our operating margins.

PRODUCTS

WORLD WRESTLING FEDERATION ACTION FIGURES AND ACCESSORIES

     We have an extensive toy license with World Wrestling Federation Entertainment pursuant to which we have the exclusive right, until December 31, 2009, to develop and market a full line of toy products based on the popular World Wrestling Federation professional wrestlers in the United States, Canada, Europe (excluding Great Britain), Australia and Africa. These wrestlers perform throughout the year at live events that attract large crowds, many of which are broadcast on free and cable television, including pay-per-view specials. We launched this product line in 1996 with various series of six-inch articulated action figures that have movable body parts and feature real-life action sounds from our patented bone-crunching mechanism that allows the figures' "bones" to crack when they are bent. The six-inch figures currently make up a substantial portion of the overall World Wrestling Federation line, which has since grown to include many other new products. Our strategy has been to release new figures and accessories frequently to keep the line fresh and to retain the interest of the consumers.

     Following the launch of the action figures, we marketed wrestling ring play sets and microphones with action background sounds to enhance the play value of the action figures. Since then, we have continually added new products, including action figures of varying sizes, such as three-inch sets with wrestling rings, amplifying microphones, seven-inch collector's editions, large soft body figures and small bean-bag figures with electronic sound chips of the popular wrestlers' catch phrases and in-ring banter. Building on the popularity of World Wrestling Federation and its wrestlers, we have continued to develop the line with exciting and innovative technological and functional concepts to enhance the value of the line.

     In 1999, we introduced a line of 12-inch interactive figures that has created a new category of toys in the industry. The line was launched with a figure based on the World Wrestling Federation World Champion, "Stone Cold Steve Austin." The figures in the line are capable of accepting daily

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downloads of sound bites from a World Wrestling Federation web site, to which we contribute content compatible with our toy products. We expect to add other characters, beginning with another popular wrestler, "The Rock," in 2000.
Another technological innovation added in 1999 is the "Titan Tron," featuring sensor-based technology that enables this play set to recognize the character of specially-equipped wrestling figures in order to play the wrestler's unique theme music and display his picture with flashing lights. In 2000, the sensor-based technology will be added to other products based on real elements of the live wrestling shows, like back stage, to further expand the play pattern of wrestling. Other enhancements to the World Wrestling Federation product line include a sweating functionality in the "Maximum Sweat" line of action figures where the figures, when filled with water, "sweat" from the brow and chest, adding more realism and play value to the line. In 2000, technology will again be added to the figures giving them more realism with multiple sensored joints that when moved activate sound chips containing real sound bites of the wrestlers. The various World Wrestling Federation products retail from $5.99 to $49.99.

FLYING COLORS ACTIVITY SETS, CLAY COMPOUND PLAYSETS AND LUNCH BOXES

     Through our acquisition of Flying Colors Toys we entered into the toy activity category with plastic molded activity cases containing a broad range of activities, such as make and paint your own characters, jewelry making, art studios, posters, puzzles and other projects. These sets include all of the materials needed for each activity, including paints, markers, stampers and crayons. The cases, with molded and painted likenesses of popular characters, such as Barbie, Nickelodeon's Rugrats and Blue's Clues, Looney Tunes, Hello Kitty and Scooby Doo, have immediate visual appeal. Using a related production technology, our lunch boxes complement this line with similarly-styled molded and painted likenesses featuring these and other popular characters. Other products offered by Flying Colors include stationery, back-to-school pens, pencils and notebooks, party favors and molding compounds.

     Our molding compounds present a new area of emphasis for Flying Colors. Launched under the Blue's Clues license, this line has expanded from play clay in a bucket to an entire Blue's Clue play set featuring book molds, extrusion and other devices. We are continuing to expand the compound area and expect to introduce innovative compounds with and without licensed characters or marks.

WHEELS DIVISION PRODUCTS

     - Road Champs die-cast collectible and toy vehicles

     The Road Champs product line consists of highly-detailed, die-cast replicas of new and classic cars, trucks, motorcycles, emergency vehicles and service vehicles, primarily in 1/43 scale (including police cars, fire trucks and ambulances), buses and aircraft (including propeller planes, jets and helicopters). As a part of the Road Champs acquisition in February 1997, we acquired the right to produce the Road Champs line of die-cast and collectible vehicle replicas, including various well-known vehicles from Ford, Chevrolet and Jeep, as well as the right to use familiar corporate names on the die-cast vehicles, such as Pepsi and Hershey. Recently, we licensed the right to reproduce vehicles featured on the covers of automotive magazines, such as Rod & Custom and Car and Driver, and to market vehicles with the B.A.S.S. Masters logo and replicas of the World Wrestling Federation Attitude Racing NHRA Team. We believe that these licenses increase the perceived value of the products and enhance their marketability. Under the terms of these licenses, which expire on various dates through May 10, 2001 (many of which include automatic annual

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extensions without affirmative action taken by either party), we pay the licensor a royalty based on our sales of each product bearing such licensed name. While we are not required to pay any royalty on some of the products, the royalties on a majority of the products range from 1% to 9% of sales. The Road Champs products are produced by unaffiliated foreign manufacturers. These products are sold individually, retailing from $2.99 to $7.99 each, and in play sets which retail from $9.99 to $24.99 each.

     We have divided the markets of this product line into adult collectible and children's toy segments, recognizing the specific needs of these different consumers. Each collector product features a collector case in which to store and display the vehicle and a certificate of authenticity. We produce a limited number, generally not more than 10,000, of each distinctive product to enhance its collectibility. This line presently has numerous themes, including Anniversary Collection, Police, Then & Now, World War II Fighter Planes and Classics Scenes, with die-cast scenic accessories, such as 1950's soda machines or gas pumps. The toy segment is marketed by focusing on size and value with its slogan "Crankin' It Up." Our die-cast vehicles are 1/43 scale, which are larger than most other competing die-cast vehicles. The size appeals to collectors, since it enables us to show greater detail on the vehicles, and to children and their parents, who perceive a greater value in the larger size. The toys are packaged on two-pack blister cards, further highlighting the value. In addition, series were created to encourage children to collect our vehicles. Our toy vehicle line has been expanded to include 1/64th scale cars featuring new functionality that allows the consumer to adjust the vehicle's suspension for different terrain. Initially, the cars will include new sports cars such as the 2000 Corvette, Ford GT 90 and Porsche 959.

     - BXS die-cast collectible and toy bicycles

     In 1999, we introduced a new line of die cast bicycles called BXS. These BMX-style bicycles feature removable and interchangeable parts for complete customization by users as well as working cranks. To enhance collectibility, we created a patent-pending trickstick in several different styles which allow the user to perform signature moves like professional cyclists and navigate stairs, half-pipes, ramps and other street gear. Certain elements of the playsets will contain pressure points that will activate sound chips containing real BXS bike event sounds, such as crowd cheers, music riffs and announcers. We have licensed the Schwinn, GT and Haro brand names, as well as the names of some of the top riders, such as Dave Mirra and Ryan Nyquist, for use in connection with this product line. In 2000, we will be adding fully-articulated action figures of these and other free-style riders that will ride their signature edition bikes. Bicycles are sold individually and in sets that include the street gear accessories.

     - Remco toy vehicles and role play

     Our Remco toy line includes toy vehicles, role play and other toys. Our toy vehicle line is comprised of a large assortment of rugged die-cast and plastic vehicles. Marketed under a sub-brand called Tuff Ones, our toy vehicles range in size from 4 3/4" to big-wheeled 17" vehicles. We have revitalized them considerably by creating new packaging, redecorating the vehicles and adding highly-recognized licensed names, such as NASA, Pennzoil, U-Haul and Castrol, among others. The breadth of the line is extensive, with themes ranging from emergency, fire, farm and construction, to racing and jungle adventure. In late 1999, we will be expanding our Remco vehicle line by adding an innovative line of trucks called Talkin' Tuff Guys, which allows children to bring construction vehicles to life with the real sounds of construction.

     We offer a variety of branded and non-branded role play sets in this new category under the Remco name. Themes include Caterpillar construction, B.A.S.S. Masters fishing, police, fire and

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NASA. Role play sets retail from $6.99 to $12.99 each. Additionally, capitalizing on the popularity of World Wrestling Federation, we will be introducing a World Wrestling Federation role play product which will give children the opportunity to dress like and imagine being their favorite wrestling superstars.

     We market Remco "Fight Back Action Fishing Poles" under the B.A.S.S. Masters license for fun with simulated fishing action. These fishing poles retail for $12.99.

CHILD GUIDANCE

  - Infant and pre-school toys

     We acquired the Child Guidance trade name in 1997 to accelerate our entry into the infant/ pre-school toy category. This category has been recently dominated by higher-priced licensed products, which creates an opportunity for us to sell our lower price, high value line of pre-school toys. Our line of pre-school electronic toys features products that enhance sensory stimulation and learning through play, while offering value to the trade as well as to the consumer. Our products are designed for children ages two and under. We have combined the fun of music, lights, motion and sound with the early introduction of numbers, letters, shape and color recognition, all at a value price. The line consists of more than 50 products that are marketed in continually updated "try me" interactive packaging that allows the consumers to sample the product prior to purchase. We support the products with extensive advertising in popular magazines and other publications, focusing on parenting, women's and family publications, including Good Housekeeping. These products carry the Good Housekeeping Seal of Approval(R). Our current products include the Wiggle Waggle Caterpillar and Musical Pony pull-along toys, which were introduced in 1998. Other 1998 noteworthy products include Musical Magnets, which were recognized as one of the top toys of the year by Sesame Street Parent Magazine. In 1999, we have extended the Wiggle Waggle line to include the Wiggle Waggle Duck, which features spinning action. We have added approximately 30 other new products to the line in 1999, including Talking Phonics Blocks and Talking Sentence Magnets. We have recently expanded the distribution of the Child Guidance products to include more upscale and specialty retailers. Child Guidance products are priced at retail from $2.99 to $14.99.

     In addition to creating products internally, we often acquire products and concepts from numerous toy inventors with whom we have ongoing relationships. License agreements for products and concepts call for royalties ranging from 1% to 6% of net sales, and some may require minimum guarantees and advances. Both development of internally-created items and acquiring items are ongoing efforts. In either case, it may take as long as nine months for an item to reach the market. As part of an effort to keep the product line fresh and to extend the life of the item, we create new packaging, change sound chips and change product colors from time to time.

  - Foam puzzle mats and playsets

     The acquisition of Berk added the foam toy category to our business. We incorporated this new toy category into our Child Guidance product line, based on the demographics and target market for foam toy products. This new line further expands the breadth of our Child Guidance brand. The foam toy products include puzzle mats featuring licensed characters, such as Winnie the Pooh, Blue's Clues, Barney, Teletubbies and Sesame Street, among others, as well as letters of the alphabet and numbers. The inter-locking puzzle pieces can also be used to build houses and other

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play areas. Other products include foam puzzles of the United States, foam vehicles and outdoor foam products. In 1999, we introduced three-dimension, mechanism and sound elements to this line.

FASHION AND MINI DOLLS AND RELATED ACCESSORIES

     We produce various proprietary fashion dolls and accessories for children between the ages of three and 10. The product lines include: (1) 11 1/2 inch fashion dolls customized with high-fashion designs that correspond with particular holidays, events or themes, such as Christmas, birthdays, Fairytale, Victorian Romance and Gibson Girl Romance; and (2) 6 1/2 inch fashion dolls based on children's classic fairy tales and holidays. In 2000, we intend to add to our doll line by producing additional dolls based on the fashion magazine Elle. These 15 1/2 inch dolls will feature contemporary fashions.

     We have introduced two new line extensions for sale in 1999: (1) 15 1/2 inch fashion dolls that have movable body parts and intricate hairstyles and that have themes such as Era of Elegance, Renaissance and Ballet; and (2) our American Sisters baby dolls in paired 12 inch and 8 inch sizes with themes like Off to School, Ballet Recital, Birthday Surprise and Tea Party Fun. These dolls are priced at retail from $9.99 to $24.99.

     Our in-house product developers originate the design and functionality of most of our fashion dolls. In many cases, they work with retailers and incorporate their input on doll characteristics, packaging and other design elements to create exclusive product lines for them.

WORLD WRESTLING FEDERATION VIDEO GAMES

     In June 1998, we formed a joint venture with THQ, a developer, publisher and distributor of interactive entertainment software for the leading hardware game platforms in the home video game market. The joint venture entered into a license agreement with World Wrestling Federation Entertainment under which it acquired the exclusive worldwide right to publish World Wrestling Federation video games on all hardware platforms. The games will be designed, developed, manufactured and marketed by the joint venture. We are entitled to receive a guaranteed preferred return, based on sales of the video games, and THQ is entitled to receive the balance of the profits. The term of the license agreement expires on December 31, 2009, subject to a right of the joint venture to renew the license for an additional five years under various conditions.

     The joint venture will publish titles for the Sony PlayStation and Nintendo 64 consoles, hand-held Game Boy and personal computers (PCs). We expect the joint venture will launch its first product, a video game for the Nintendo 64 platform, and, if possible, a product for GameBoy Color, in November 1999. It will also publish titles for new hardware platforms when and as they are introduced to the market and have established a sufficiently installed base to support new software. These titles will be marketed to our existing customers as well as to game, electronics and other specialty stores, such as Electronics Boutique and Best Buy. The home video game software market consists both of (1) cartridge-based and CD-ROM-based software for use solely on dedicated hardware systems, such as Sony PlayStation and Nintendo 64, and (2) software distributed on CD-ROMs for use on PCs. According to NPD Group, a leading independent toy industry research firm, Nintendo 64 and Sony PlayStation accounted for a substantial portion of the installed base of all hardware platforms and software sales in 1998.

     Under non-exclusive licenses with Sony, Nintendo and Sega, the joint venture will arrange for the manufacture of the CD-ROMs and cartridges. No other licenses are required for the

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manufacture of the PC titles. Profit margins for cartridge products can vary based on the cost of the memory chip used for a particular title. As software has grown more complex, the trend in the software industry has been to utilize chips with greater capacity and thus greater cost. CD-ROMs have significantly lower per unit manufacturing costs than cartridge-based products. However, these savings may be offset by typically higher development costs for titles published on CD-ROMs; these higher costs result from increasing and enhancing content to take advantage of the greater storage capacity of CD-ROMs.

     Wrestling video games have demonstrated consistent popularity, with two wrestling-theme video games among the top 10 video games, in terms of unit sales volumes, in 1998. Approximately 2.3 million units of these two games were sold in 1998, at retail prices ranging from approximately $42 to $60. We believe that the success of the World Wrestling Federation titles is dependent on the graphic look and feel of the software, the depth and variation of game play and the popularity of the World Wrestling Federation. We believe that as a franchise property, the World Wrestling Federation titles will have brand recognition and sustainable consumer appeal, which may allow the joint venture to use titles over an extended period of time through the release of sequels and extensions and to re-release such products at different price points in the future. Also, as new hardware platforms are introduced, software for these platforms requires new standards of design and technology to fully exploit these platforms' capabilities and requires that software developers devote substantial resources to product design and development.

     The joint venture will use external software developers to conceptualize and develop titles. We expect that, generally, these developers will receive advances based on specific development milestones and royalties in excess of the advances based on a fixed amount per unit sold or on a percentage, typically ranging from 8% to 12%, of net sales. Upon completion of development, each title will be extensively play-tested by us and THQ and sent to the manufacturer for its review and approval.

SALES, MARKETING AND DISTRIBUTION

     We sell all of our products through our own in-house sales staff and independent sales representatives. Purchasers of our products include toy and mass-market retail chain stores, department stores, toy specialty stores and wholesalers. The Road Champs and Flying Colors product lines are also sold to smaller hobby shops, specialty retailers and corporate accounts, among others. Our five largest customers are Toys 'R Us, Wal-Mart, Kay Bee Toys, Kmart and Target, which accounted for approximately 69.0% of our pro forma net sales in 1998 and 74.2% of our pro forma net sales in the first nine months of 1999. Except for purchase orders relating to products on order, we do not have written agreements with our customers. Instead, we generally sell products to our customers pursuant to letters of credit or, in some cases, on open account with payment terms typically varying from 30 to 90 days. From time to time, we allow our customers credits against future purchases from us in order to facilitate their retail markdown and sales of slow-moving inventory. We also sell through e-commerce sites, including ToysRUs.com, Amazon.com and eToys.com.

     We obtain, directly, or through our sales representatives, orders for our products from our customers and arrange for the manufacture of these products as discussed below. Cancellations are generally made in writing, and we take appropriate steps to notify our manufacturers of these cancellations. Based upon the sales of the Road Champs products in the past, we expect approximately half of the Road Champs products to be sold domestically through a third-party warehouse and fulfillment center in Seattle, Washington, where we store inventory for sale.

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     We maintain a full-time sales and marketing staff, many of whom make on-site visits to customers for the purpose of soliciting orders for products. We also retain a number of independent sales representatives to sell and promote our products, both domestically and internationally. Together with retailers, we sometimes test the consumer acceptance of new products in selected markets before committing resources to large-scale production.

     We advertise our products in trade and consumer magazines and other publications, market our products at major and regional toy trade shows, conventions and exhibitions and carry on cooperative advertising with toy retailers and other customers. We produce and broadcast television commercials for our World Wrestling Federation action figure line. We may also advertise some of our other products on television, if we expect that the resulting increase in our net sales will justify the relatively high cost of television advertising.

     Outside of the United States, we currently sell our products primarily in Canada, Great Britain, Latin America, Australia, Japan and South Africa. Sales of our products abroad accounted for approximately 5.8% of our pro forma net sales in 1998 and 6.7% of our pro forma sales in the first nine months of 1999. We believe that foreign markets present an attractive opportunity, and we plan to intensify our marketing efforts and expand our distribution channels abroad.

PRODUCT DEVELOPMENT

     Each of our product lines has an in-house manager responsible for product development, including identifying and evaluating inventor products and concepts and other opportunities to enhance or expand existing product lines or to enter new product categories. In addition, we create proprietary products, the principal source of products for our fashion doll line, and products to more fully exploit our concept and character licenses. While we do have the capability to create and develop products from inception to production, we generally use third parties to provide a substantial portion of the sculpting, sample making, illustration and package design required for our products in order to accommodate our increasing product innovations and introductions. Typically, the development process takes from three to nine months to culminate in production of the products for shipment to our customers.

     We employ a staff of approximately 20 designers for our Flying Colors product lines. We generally acquire our other product concepts from unaffiliated third parties. If we accept and develop a third party's concept for new toys, we generally pay a royalty on the toys developed from this concept that are sold, and may, on an individual basis, guarantee a minimum royalty. Royalties payable to developers generally range from 1% to 6% of the wholesale sales price for each unit of a product sold by us. We believe that utilizing experienced third-party inventors gives us access to a wide range of development talent. We currently work with numerous toy inventors and designers for the development of new products and the enhancement of existing products. We believe that toy inventors and designers have come to appreciate our practice of acting quickly and decisively to acquire and market licensed products. In addition, we believe that our experience in the toy industry, our flexibility and our recent success in developing and marketing products make us more attractive to toy inventors and developers than some of our competitors.

     Safety testing of our products is done at the manufacturers' facilities by an engineer employed by us or independent third-party contractors engaged by us, and is designed to meet safety regulations imposed by federal and state governmental authorities. We also monitor quality assurance procedures for our products for safety purposes.

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MANUFACTURING AND SUPPLIES

     Our products are currently produced by manufacturers which we choose on the basis of quality, reliability and price. Consistent with industry practice, the use of third-party manufacturers enables us to avoid incurring fixed manufacturing costs. All of the manufacturing services performed overseas for us are paid for either by letter of credit or on open account with the manufacturers. To date, we have not experienced any material delays in the delivery of our products; however, delivery schedules are subject to various factors beyond our control, and any delays in the future could adversely affect our sales. Currently, we have ongoing relationships with approximately 20 manufacturers. We believe that alternative sources of supply are available, although we cannot assure you that adequate supplies of manufactured products can be obtained.

     Although we do not conduct the day-to-day manufacturing of our products, we participate in the design of the product prototype and production tooling and molds for our products and we seek to ensure quality control by actively reviewing the production process and testing the products produced by our manufacturers. We employ quality control inspectors who rotate among our manufacturers' factories to monitor production.

     The principal raw materials used in the production and sale of our toy products are zinc alloy, plastics, plush, printed fabrics, paper products and electronic components, all of which are currently available at reasonable prices from a variety of sources. Although we do not manufacture our products, we own the molds and tooling used in the manufacturing process, and these are transferable among manufacturers if we choose to employ alternative manufacturers.

TRADEMARKS AND COPYRIGHTS

     Most of our products are produced and sold under trademarks owned by or licensed to us. We typically register our properties, and seek protection under the trademark, copyright and patent laws of the United States and other countries where our products are produced or sold. These intellectual property rights can be significant assets. Accordingly, while we believe we are sufficiently protected, the loss of some of these rights could have an adverse effect on our business, financial condition and results of operations.

COMPETITION

     Competition in the toy industry is intense. Many of our competitors have greater financial resources, stronger name recognition and larger sales, marketing and product development departments and benefit from greater economies of scale. These factors, among others, may enable our competitors to market their products at lower prices or on terms more advantageous to customers than those we could offer for our competitive products. Competition often extends to the procurement of entertainment and product licenses, as well as to the marketing and distribution of products and the obtaining of adequate shelf space. Competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations. In each of our product lines we compete against one or both of the toy industry's two dominant companies, Mattel and Hasbro. In addition, we compete, in our action figures line, with the Toy-Biz division of Marvel Enterprises in our Flying Colors product categories, with Rose Art, Hasbro (Play-doh), Binney & Smith (Crayola) and, in our toy vehicle lines, with Racing Champions. We also compete with numerous smaller domestic and foreign toy manufacturers, importers and marketers in each of our product categories. We expect that the joint venture's principal competition in the video game market will be

Electronic Arts, which will produce video games based on World Championship Wrestling characters, and Acclaim Entertainment.

SEASONALITY AND BACKLOG

     Sales of toy products are seasonal. In 1998, approximately 74.1% our pro forma net sales were made in the third and fourth quarters. Generally, the first quarter is the period of lowest shipments and sales in our business and the toy industry generally and therefore the least profitable due to various fixed costs. Seasonality factors may cause our operating results to fluctuate significantly from quarter to quarter. Due to these fluctuations, our results of operations for any quarter may vary significantly. Our results of operations may also fluctuate as a result of factors such as the timing of new products (and expenses incurred in connection therewith) introduced by us or our competitors, the advertising activities of our competitors, delivery schedules set by our customers and the emergence of new market entrants. We believe, however, that the low retail price product lines that we sell may be less subject to seasonal fluctuations than higher priced toy products.

     We ship products in accordance with delivery schedules specified by our customers, which usually request delivery of their products within three to six months of the date of their orders. Because customer orders may be canceled at any time without penalty, our backlog may not accurately indicate sales for any future period.

GOVERNMENT AND INDUSTRY REGULATION

     Our products are subject to the provisions of the Consumer Product Safety Act (the CPSA), the Federal Hazardous Substances Act (the FHSA), the Flammable Fabrics Act (the FFA) and the regulations promulgated thereunder. The CPSA and the FHSA enable the Consumer Product Safety Commission to exclude from the market consumer products that fail to comply with applicable product safety regulations or otherwise create a substantial risk of injury, and articles that contain excessive amounts of a banned hazardous substance. The FFA enables the Consumer Products Safety Commission to regulate and enforce flammability standards for fabrics used in consumer products. The Consumer Products Safety Commission may also require the repurchase by the manufacturer of articles which are banned. Similar laws exist in some states and cities and in various international markets. We maintain a quality control program designed to ensure compliance with all applicable laws. In addition, many of our Child Guidance products are sold under the Good Housekeeping Seal of Approval(R). To qualify for this designation, our products are tested by Good Housekeeping to ensure compliance with its product safety and quality standards.

EMPLOYEES

     As of November 1, 1999, we employed 128 persons, including three executive officers. Ninety-three of our employees were located in the United States as of such date, while the remaining 35 were located in Hong Kong. We believe that we have good relationships with our employees. None of our employees is represented by a union.

PROPERTIES

     Our principal executive offices occupy approximately 9,000 square feet of space in Malibu, California under a lease expiring on August 31, 2002. We lease office space of approximately 7,500 square feet in Dexter, Michigan where the operations of Flying Colors Toys are headquartered. We lease showroom and office space of approximately 6,000 square feet at the International Toy Center in New York City. We also have leased office and showroom space of approximately 5,000 square feet in Hong Kong from which we oversee our China-based third-party manufacturing operations and 15,000 square feet in Ontario, California, and we have a smaller leased site in Dallas, Texas. We believe that our facilities in the United States and Hong Kong are adequate for our reasonably foreseeable future needs.

ENVIRONMENTAL ISSUES

     We are subject to legal and financial obligations under environmental, health and safety laws in the United States and in other jurisdictions where we operate. We are not currently aware of any material environmental liabilities associated with any of our operations. We do not believe that any environmental obligations will have a material adverse effect on our business, financial condition or results of operations.

LEGAL PROCEEDINGS; INSURANCE

     We are not a party to, nor is our property the subject of, any pending legal proceeding, other than routine litigation that is incidental to our business. We maintain comprehensive liability insurance with total coverage of $12.0 million to reduce our exposure from product liability, consumer protection and other claims or legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our executive officers, key employees and directors are as follows:

               NAME                  AGE       POSITIONS WITH THE COMPANY
Jack Friedman......................  60    Chairman and Chief Executive
                                           Officer
Stephen G. Berman..................  35    Chief Operating Officer, President,
                                           Secretary and Director
Joel M. Bennett....................  38    Chief Financial Officer and
                                           Assistant Secretary
Michael L. Bianco..................  42    Senior Vice President--Sales and
                                           Development--Flying Colors
Maureen E. Kassel..................  36    Senior Vice President--Sales and
                                           Marketing
Bruce H. Katz......................  44    Vice President--Sales--Key Accounts
Elisabeth Krisel...................  47    Senior Vice President--Product
                                           Development--Pre-school
Gina M. Lannen.....................  29    Vice President--Product
                                           Development--Boys Toys
John J. McGrath....................  34    Vice President--Specialty Sales and
                                           e-commerce
Wills Hon Yen Ming.................  49    Managing Director--Hong Kong
Joshua H. Pokempner................  49    Senior Vice
                                           President--Development--
                                           Flying Colors
Gary R. Swisher....................  34    Vice President--Product
                                           Development--Road Champs
Jamie A. Wood......................  35    Senior Vice President--Road Champs
Robert E. Glick....................  54    Director
Michael G. Miller..................  52    Director
Murray L. Skala....................  52    Director

     JACK FRIEDMAN has been our Chairman and Chief Executive Officer since co-founding JAKKS with Mr. Berman in January 1995. Until December 31, 1998, he was also our President. From January 1989 until January 1995, Mr. Friedman was Chief Executive Officer, President and a director of THQ. From 1970 to 1989, Mr. Friedman was President and Chief Operating Officer of LJN Toys, Ltd., a toy and software company. After LJN was acquired by MCA/Universal, Inc. in 1986, Mr. Friedman continued as President until his departure in late 1988.

     STEPHEN G. BERMAN has been our Chief Operating Officer and Secretary and one of our directors since co-founding JAKKS with Mr. Friedman in January 1995. Since January 1, 1999, he has also served as our President. From our inception until December 31, 1998, Mr. Berman was also our Executive Vice President. From October 1991 to August 1995, Mr. Berman was a Vice President and Managing Director of THQ International, Inc., a subsidiary of THQ. From 1988 to 1991, he was President and an owner of Balanced Approach, Inc., a distributor of personal fitness products and services.

     JOEL M. BENNETT joined us in September 1995 as Chief Financial Officer. From August 1993 to September 1995, he served in several financial management capacities at Time Warner

Entertainment Company, L.P., including as Controller of Warner Brothers Consumer Products Worldwide Merchandising and Interactive Entertainment. From June 1991 to August 1993, Mr. Bennett was Vice President and Chief Financial Officer of TTI Technologies, Inc., a direct-mail computer hardware and software distribution company. From 1986 to June 1991, Mr. Bennett held various financial management positions at The Walt Disney Company, including Senior Manager of Finance for its international television syndication and production division. Mr. Bennett holds a Master of Business Administration degree and is a Certified Public Accountant.

     MICHAEL L. BIANCO joined us in October 1999 as Senior Vice President--Sales and Development for our Flying Colors product lines. Prior to this, he had served as president of Flying Colors Toys since March 1997. From January 1994 to September 1996, he was an Executive Vice President of RoseArt Industries, which produces and markets activity sets. From November 1976 to October 1994, he served in various merchandising capacities at Kay Bee Toys, most recently as Vice President.

     MAUREEN E. KASSEL has been our Senior Vice President--Sales and Marketing since July 1997 and before that was our Vice President--Marketing and Retail from the time she joined JAKKS in July 1996. Currently, she is primarily responsible for sales and marketing of our World Wrestling Federation, Child Guidance and fashion doll lines.

     BRUCE H. KATZ has been our Vice President--Sales--Key Accounts since July 1995. His account responsibilities currently include Toys 'R Us, Kay Bee Toys, Ames and various other major retail accounts. From May 1982 to June 1995, he was the President of JPI Toys, a toy manufacturer and parent company of Justin Products Limited, which we acquired as of July 1995.

     ELISABETH KRISEL joined us in December 1997 as Senior Vice President--Product Development--Pre-school to manage our then recently acquired Child Guidance brand, and she remains responsible for all aspects of product development for our pre-school product lines. From April 1987 to April 1997, she was director of product design for the infant and toddler product lines at Fisher Price Toys.

     GINA M. LANNEN has served as our Vice President--Product Development--Boys Toys since January 1996. As such, she is responsible for product development and package design for our World Wrestling Federation product lines. From August 1995 to January 1996, she held various administrative and marketing positions with us. From May 1995 to August 1995, she served in an administrative capacity at the international division of THQ.

     JOHN J. MCGRATH has been our Vice President--Specialty Sales and e-commerce since June 1999. From January 1999 to June 1999, he served as our Vice President of Product Development for our Road Champs and Remco product lines. From August 1992 to February 1999, he served in various marketing capacities at the international and Hot Wheels divisions of Mattel.

     WILLS HON YEN MING has served as our Managing Director--Hong Kong since July 1995. As such, he oversees all aspects of our Hong Kong and China based operations. From April 1993 to June 1995, he served as general manager of Justin Products Limited, which we acquired as of July 1995. Prior to this, he was a merchandising department manager of Li and Fung, a trading company, and product integrity manager at Arco Toys, a division of Mattel.

     JOSHUA H. POKEMPNER joined us in October 1999 as our Senior Vice President--Development for our recently acquired Flying Colors product lines. In June 1984, he founded Flying Colors Toys and, until joining us, was Vice President of that company, where he was responsible for licensing, product design and new business opportunities.

     GARY R. SWISHER joined us in June 1999 as Vice President--Product Development for our Road Champs and Remco product lines, where he is responsible for product development and package design. From June 1983 to June 1999, he worked in the Hot Wheels design group at Mattel, where he was the Director of Design from January 1995 to June 1999.

     JAMIE A. WOOD joined us in March 1998 as Senior Vice President--Road Champs, with principal responsibility for product development, marketing and sales. Before that, she worked as an engineer from March 1992 until June 1994 and then, until March 1998, was in the marketing group as Director of World Wide Marketing for the Hot Wheels product line at Mattel. From June 1990 until March 1992, she was a senior engineer at Northrop Electronics.

     ROBERT E. GLICK has been one of our directors since October 1996. For more than 20 years, Mr. Glick has been an officer, director and principal stockholder in a number of privately-held companies which manufacture and market women's apparel.

     MICHAEL G. MILLER has been one of our directors since February 1996. From 1979 until May 1998, Mr. Miller was President and a director of several privately-held affiliated companies, including a list brokerage and list management consulting firm, a database management consulting firm, and a direct mail graphic and creative design firm. Mr. Miller's interests in such companies were sold in May 1998. Since 1991, he has been President of an advertising company.

     MURRAY L. SKALA has been one of our directors since October 1995. Since 1976, Mr. Skala has been a partner of the law firm Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP, our general counsel. Mr. Skala is a director of Quintel Entertainment, Inc., a publicly-held company in the business of telecommunications services and entertainment. Mr. Skala has also served as a director of other public companies, including THQ from January 1991 to January 1997, Katz Digital Technologies, Inc., a digital prepress and printing company, from December 1995 to December 1998, and Grand Toys International, Inc. from 1993 to 1994.

     All directors hold office until the next annual meeting of stockholders and until their successors are elected and qualified. Directors currently receive no cash compensation for serving on the Board, but are reimbursed for reasonable expenses incurred in attending meetings. Directors who are not employees are entitled to receive options to purchase shares of our common stock upon their initial election as a director and annually while they serve as directors. Officers are elected annually by the Board and serve at the discretion of the Board.

COMMITTEES OF THE BOARD OF DIRECTORS

     We have an Audit Committee, a Compensation Committee and a Stock Option Committee. The Board does not have a Nominating Committee and performs the functions of a Nominating Committee itself.

     Audit Committee. The primary functions of the Audit Committee are to recommend the appointment of our independent certified public accountants and to review the scope and effect of such audits. Messrs. Glick, Miller and Skala are the current members of the Audit Committee.

     Compensation Committee. The functions of the Compensation Committee are to make recommendations to the Board regarding compensation of management employees and to administer plans and programs relating to employee benefits, incentives and compensation, other than our

Third Amended and Restated 1995 Stock Option Plan (the Option Plan). Messrs. Friedman, Miller and Skala are the current members of the Compensation Committee.

     Stock Option Committee. The function of the Stock Option Committee is to determine the recipients of and the size of awards granted under the Option Plan. Messrs. Glick and Miller, both of whom are non-employee directors, are the current members of the Stock Option Committee.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information as of November   , 1999
with respect to the beneficial ownership of our common stock by (1) each of our directors, (2) each of our named executive officers, (3) all our directors and executive officers as a group and (4) each person known by us to own beneficially more than 5% of the outstanding shares of our common stock.

                                        SHARES BENEFICIALLY      NUMBER OF     SHARES BENEFICIALLY
                                               OWNED              SHARES              OWNED
                                      PRIOR TO THIS OFFERING      OFFERED      AFTER THIS OFFERING
                                      -----------------------    ---------    ---------------------
NAME AND ADDRESS OF BENEFICIAL OWNER    NUMBER       PERCENT                    NUMBER      PERCENT
Jack Friedman(1)(2)..............      1,112,865(3)     6.8%      250,000        862,865(3)   4.7%
Stephen G. Berman(1)(2)..........        195,770(4)     1.2       100,000         95,770(5)     *
Joel M. Bennett(1)...............         35,813(6)       *             0         35,813(6)     *
Robert E. Glick..................        109,913(7)       *        45,000         64,913(8)     *
Michael G. Miller................         99,413(9)       *        45,000         54,413(9)     *
Murray L. Skala..................        247,044(10)    1.5        60,000        187,044(11)   1.0
All directors and executive officers
  as a group (6 persons).........      1,700,510(12)   10.1       500,000      1,200,510(13)   6.3

-------------------------
  *  Less than 1% of our outstanding shares.

 (1) The address of Mr. Friedman, Mr. Berman and Mr. Bennett is 22761 Pacific Coast Highway, Malibu, California 90265.

 (2) If the underwriters' over-allotment option is exercised in full, Mr. Friedman will sell 310,000 shares and will beneficially own 802,865 shares (4.3% of the outstanding shares) after this offering and Mr. Berman will sell 115,000 shares and will beneficially own 80,770 shares (0.4% of the outstanding shares) after this offering.

 (3) Includes 100,308 shares held in trusts for the benefit of children of Mr. Friedman. Also includes 187,500 shares which Mr. Friedman may purchase upon the exercise of certain currently exercisable stock options. Does not include 450,000 shares which Mr. Friedman may purchase upon the exercise of certain options that are not currently exercisable.

 (4) Includes 187,500 shares which Mr. Berman may purchase upon the exercise of certain currently exercisable stock options.

 (5) Represents shares which Mr. Berman may purchase upon the exercise of certain currently exercisable options. Does not include 612,000 shares which Mr. Berman may purchase upon the exercise of certain options that are not currently exercisable.

 (6) Includes 34,313 shares which Mr. Bennett may purchase upon the exercise of certain currently exercisable stock options.

 (7) Includes 99,413 shares which Mr. Glick may purchase upon the exercise of certain currently exercisable stock options.

 (8) Represents shares which Mr. Glick may purchase upon the exercise of certain currently exercisable options.

 (9) Represents shares which Mr. Miller may purchase upon the exercise of certain currently exercisable stock options.

(10) Includes 107,550 shares which Mr. Skala may purchase upon the exercise of certain currently exercisable stock options and 100,308 shares held by Mr. Skala as trustee under trusts for the benefit of children of Mr. Friedman.

(11) Includes 86,736 shares which Mr. Skala may purchase upon the exercise of certain currently exercisable options and 100,308 shares held by Mr. Skala as trustee under trusts for the benefit of children of Mr. Friedman.

(12) Includes 100,308 shares held in trusts for the benefit of children of Mr. Friedman and an aggregate of 715,689 shares which the directors and executive officers may purchase upon the exercise of certain currently exercisable stock options.

(13) Includes 100,308 shares held in trusts for the benefit of children of Mr. Friedman and an aggregate of 523,645 shares which the directors and executive officers may purchase upon the exercise of certain stock options.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     One of our directors, Murray L. Skala, is a partner in the law firm of Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP, which has performed, and is expected to continue to perform, legal services for us. Mr. Skala is one of the selling stockholders in this offering.

                           DESCRIPTION OF SECURITIES

GENERAL

     We are currently authorized to issue 25,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share. As of November 1, 1999, 16,204,181 shares of our common stock were outstanding, and none of our preferred stock was outstanding. After we issue an additional 2,200,000 shares in this offering and 192,044 shares upon the exercise of options held by certain selling shareholders, 18,596,225 shares will be outstanding.

COMMON STOCK

     Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of our stockholders, including the election of directors. Our certificate of incorporation does not provide for cumulative voting. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. Holders of common stock will be entitled to receive ratably dividends, if any, declared from time to time by our Board of Directors, and will be entitled to receive ratably all of our assets available for distribution to them upon liquidation. Holders of common stock have no preemptive, subscription or redemption rights. All the currently outstanding shares of our common stock are, and all shares of our common stock offered by us hereby, upon issuance and sale, will be, fully paid and nonassessable.

PREFERRED STOCK

     Our certificate of incorporation currently provides that we are authorized to issue up to 1,000,000 shares of "blank check" preferred stock. Without any further approval by our stockholders, our Board of Directors may designate and authorize the issuance, upon the terms and conditions it may determine, of one or more classes or series of preferred stock with prescribed preferential dividend and liquidation rights, voting, conversion, redemption and other rights. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of the common stock. Under certain circumstances, the issuance of preferred stock could also make it more difficult for a third party to gain control of JAKKS, discourage bids for our common stock at a premium or otherwise adversely affect the market price of our common stock.

WARRANTS

     In connection with our initial public offering in May 1996, we issued to the representatives of the underwriters warrants to purchase, until May 1, 2001, an aggregate of 225,000 shares of our common stock, of which warrants to purchase 9,612 shares at a current exercise price of $5.625 per share remain outstanding as of November 1, 1999.

     For its assistance in connection with our sale of the convertible debentures in January 1997, we issued to an investment banking firm a warrant to purchase, until January 8, 2002, an aggregate of 225,000 shares of our common stock, of which warrants to purchase 96,020 shares at a current exercise price of $4.50 per share remain outstanding as of November 1, 1999.

     In connection with the formation of our joint venture, we issued to World Wrestling Federation Entertainment and a related party warrants to purchase, at any time during a 10 year period, up to an aggregate of 187,500 shares of our common stock. These warrants have an exercise price of $6.67 per share. We also agreed to grant the holders of these warrants certain registration rights under the Securities Act.

TRANSFER AGENT

     The transfer agent for our common stock is U.S. Stock Transfer Corporation, Glendale, California.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement,
dated                       , 1999, the underwriters named below, which are
represented by Donaldson, Lufkin & Jenrette Securities Corporation, Advest, Inc., Morgan Keegan & Company, Inc. and DLJdirect, Inc., have severally agreed to purchase from us and the selling stockholders the respective number of shares of our common stock set forth opposite their names below.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
Advest, Inc.................................................
Morgan Keegan & Company, Inc................................
DLJdirect, Inc..............................................
                                                              ---------
        Total...............................................  2,700,000
                                                              =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock included in this offering are subject to approval of legal matters by their counsel and to customary conditions, including the effectiveness of the registration statement, the continuing correctness of our representations and those of the selling stockholders, the receipt of a comfort letter from our accountants, the listing of the shares for quotation on the Nasdaq National Market and no occurrence of an event that would have a material adverse effect on JAKKS. The underwriters are obligated to purchase and accept delivery of all the shares of our common stock included in this offering, other than those covered by the over-allotment option described below, if they purchase any of the shares of common stock.

     The underwriters propose initially to offer some of the shares of our common stock included in this offering directly to the public at the public offering price set forth on the cover page of this prospectus and some of these shares to dealers (including the underwriters) at the public offering price less
a concession not in excess of $     per share. The underwriters may allow, and
such dealers may re-allow, a concession not in excess of $        on sales to
other dealers. After the initial offering of these shares to the public, the representatives of the underwriters may change the public offering price and such concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority. An electronic prospectus is available on the web site maintained by DLJdirect Inc.

     JAKKS and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to an aggregate of 405,000 additional shares of our common stock at the public offering price less the underwriting fees. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to the same types of conditions as apply to the underwriters' initial purchase commitment, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment. If the underwriters purchase any of these additional shares, they will sell these shares on the same terms as those on which the shares initially purchased by them are sold.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders in connection with this offering. These amounts are shown assuming alternatively no exercise and full exercise of the underwriters' over-allotment option.

                                              NO EXERCISE    FULL EXERCISE
JAKKS:
  Per share.................................    $               $
  Total.....................................    $               $

Selling Stockholders:
  Per share.................................    $               $
  Total.....................................    $               $

     We expect that total expenses to be incurred in connection with this offering (excluding the underwriting discounts and commissions) will be
approximately $           . We are obligated to pay all of these expenses,
including those incurred by or for the benefit of the selling stockholders, none of whom is obligated to pay any of these expenses.

     We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     JAKKS, each of the selling stockholders and our executive officers and directors have agreed that, for a period of 180 days from the date of this prospectus, they will not, subject to certain exceptions, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, do either of the following:

     - directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

     - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any of our common stock.

     Either of the foregoing transfer restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of common stock or other securities, in cash or otherwise. In addition, during the lockup period and subject to certain exceptions, we have agreed not to file any registration statement with respect to, and each of our executive officers and directors and the selling stockholders has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     Other than in the United States, no action has been taken by the selling stockholders, the underwriters or us that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares of common stock included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction in which that would not be permitted or legal.

     In connection with this offering, any of the underwriters may engage in transactions on the Nasdaq National Market that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot this offering, creating a syndicate short position. The underwriters may bid for and purchase shares of our common stock in the open market to cover this syndicate short position or to stabilize the price of our common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if Donaldson, Lufkin & Jenrette Securities Corporation repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise, or if Donaldson, Lufkin & Jenrette Securities Corporation receives a report that indicates that the clients of such syndicate members have "flipped" the common stock. Also, in connection with this offering, certain underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, its bid must then be lowered when certain purchase limits are exceeded. These activities may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

     The legality of the common stock offered hereby and certain other matters are being passed upon for us by Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP, New York, New York. Murray L. Skala, a partner of that firm, is one of our directors and holds of record 139,494 shares (of which 100,308 shares are held in trust for the benefit of Mr. Friedman's children) and options to purchase 107,550 shares of our common stock, all of which are currently exercisable. Mr. Skala is expected to sell 60,000 shares in this offering. Morgan, Lewis & Bockius LLP, New York, New York will pass upon certain legal matters for the underwriters in connection with this offering.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus were audited by Pannell Kerr Forster, Certified Public Accountants, A Professional Corporation, Los Angeles, California, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of that firm given upon their authority as experts in accounting and auditing. The financial statements of the Flying Colors division of Flying Colors Toys, Inc. as of May 31, 1998 and 1999 and for the three years in the period ended May 31, 1999 were audited by Plante & Moran, LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement we filed with the SEC. We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

     The SEC allows us, under certain circumstances, to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 0-28104).

          1. Our Annual Report on Form 10-KSB for our fiscal year ended December 31, 1998;

          2. Our Quarterly Reports on Form 10-Q for our fiscal quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

          3.  Our Current Report on Form 8-K filed on October 19, 1999; and

          4. The "Description of Registrant's Securities to be Registered" contained in our Registration Statement on Form 8-A (File No. 0-28104), filed March 29, 1996, and the "Description of Securities--Common Stock" incorporated therein by reference to our Registration Statement on Form SB-2 (Reg. No. 333-2048-LA).

     You may request a copy of these filings, at no cost, by writing or telephoning our Chief Financial Officer at the following address:

           JAKKS Pacific, Inc.
           22761 Pacific Coast Highway
           Suite 226
           Malibu, California 90265
           (310) 456-7799

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
JAKKS PACIFIC, INC. AUDITED FINANCIAL STATEMENTS
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of December 31, 1997 and
  1998......................................................   F-3
Consolidated Statements of Operations for the years ended
  December 31, 1996, 1997 and 1998..........................   F-4
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1996, 1997 and 1998..............   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1997 and 1998..........................   F-6
Notes to Consolidated Financial Statements..................   F-7
Financial Statement Schedule: Schedule II--Valuation and
  Qualifying Accounts.......................................  F-21

JAKKS PACIFIC, INC. UNAUDITED CONDENSED CONSOLIDATED
  FINANCIAL STATEMENTS
Condensed Consolidated Balance Sheet as of September 30,
  1999......................................................  F-22
Condensed Consolidated Statements of Operations for the nine months ended September 30, 1998 and 1999..................  F-23
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 1998 and 1999..................  F-24
Notes to Condensed Consolidated Financial Statements........  F-25

FLYING COLORS DIVISION OF FLYING COLORS TOYS, INC.
Independent Auditor's Report................................  F-28
Balance Sheet as of May 31, 1999 and 1998...................  F-29
Statement of Operations for the years ended May 31, 1999,
  1998 and 1997.............................................  F-30
Statement of Changes in Stockholders' Equity for the years
  ended May 31, 1999, 1998 and 1997.........................  F-31
Statement of Cash Flows for the years ended May 31, 1999,
  1998 and 1997.............................................  F-32
Notes to Financial Statements...............................  F-33

JAKKS PACIFIC, INC. UNAUDITED PRO FORMA CONSOLIDATED
  FINANCIAL STATEMENTS
Introduction to Unaudited Pro Forma Consolidated Financial
  Statements................................................  F-41
Unaudited Pro Forma Consolidated Balance Sheet as of
  September 30, 1999........................................  F-42
Unaudited Pro Forma Consolidated Statements of Operations
  for the year ended December 31, 1998 and the nine months
  ended September 30, 1998 and 1999.........................  F-43
Notes to Unaudited Pro Forma Consolidated Financial
  Statements................................................  F-45

                          INDEPENDENT AUDITORS' REPORT

The Stockholders
JAKKS Pacific, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of JAKKS Pacific, Inc. and Subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows and the financial statement schedule listed in the accompanying index on page F-1 for each of the three years in the period ended December 31, 1998. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements and schedule referred to above present fairly, in all material respects, the financial position of JAKKS Pacific, Inc. and Subsidiaries as of December 31, 1997 and 1998, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ PANNELL KERR FORSTER
                                          --------------------------------------
                                          PANNELL KERR FORSTER
                                          Certified Public Accountants
                                          A Professional Corporation
February 22, 1999,
except for note 18, for which
the date is March 1, 1999, and Note 1
(Stock split), for which the
date is November 4, 1999

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1998
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................  $ 2,535,925    $12,452,201
  Accounts receivable, net of allowance for uncollectible
     accounts of $51,153 and $133,986 for 1997 and 1998,
     respectively...........................................    8,735,528     11,926,725
  Inventory, net of reserves of $129,695 and $464,133 for
     1997 and 1998, respectively............................    1,948,250      2,918,941
  Deferred product development costs........................      807,603        237,914
  Prepaid expenses and other................................      632,315        789,691
  Advanced royalty payments.................................      252,603        307,542
  Due from officers.........................................       15,112             --
                                                              -----------    -----------
          Total current assets..............................   14,927,336     28,633,014
PROPERTY AND EQUIPMENT
  Office furniture and equipment............................      217,786        440,162
  Molds and tooling.........................................    3,647,638      5,826,643
  Leasehold improvements....................................       90,432        195,909
                                                              -----------    -----------
          Total.............................................    3,955,856      6,462,714
  Less accumulated depreciation and amortization............    1,099,207      2,173,708
                                                              -----------    -----------
          Property and equipment, net.......................    2,856,649      4,289,006
Deferred offering and acquisition costs.....................      626,713        408,151
Intangibles and deposits, net...............................      318,511        489,936
Investment in joint venture.................................           --      1,044,708
Goodwill, net...............................................   10,695,488     10,322,896
Trademarks, net.............................................   14,180,118     13,548,054
                                                              -----------    -----------
          Total assets......................................  $43,604,815    $58,735,765
                                                              ===========    ===========
LIABILITIES AND
  STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..........................................  $ 4,266,456    $ 3,705,116
  Accrued expenses..........................................    2,467,246      4,371,711
  Reserve for sales returns and allowances..................    1,860,821      5,341,517
  Current portion of long-term debt.........................    2,361,076         60,000
  Income taxes payable......................................      603,614      1,418,763
                                                              -----------    -----------
          Total current liabilities.........................   11,559,213     14,897,107
Long-term debt, net of current portion......................    6,000,000      5,940,000
Deferred income taxes.......................................       86,896        144,705
                                                              -----------    -----------
          Total liabilities.................................   17,646,109     20,981,812
                                                              -----------    -----------
Commitments and contingencies
STOCKHOLDERS' EQUITY
  Common stock, $.001 par value; 25,000,000 shares
     authorized; issued and outstanding 7,413,141 and
     9,039,063 shares, respectively.........................        7,413          9,039
  Convertible preferred stock, $.001 par value; 5,000 shares authorized; issued and outstanding 3,525 and 1,000
     shares, respectively...................................            4              1
  Additional paid-in capital................................   21,690,590     27,041,523
  Retained earnings.........................................    4,402,636     10,777,662
                                                              -----------    -----------
                                                               26,100,643     37,828,225
  Unearned compensation from grant of options...............      141,937         74,272
                                                              -----------    -----------
          Total stockholders' equity........................   25,958,706     37,753,953
                                                              -----------    -----------
          Total liabilities and stockholders' equity........  $43,604,815    $58,735,765
                                                              ===========    ===========

See notes to consolidated financial statements.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------
                                                1996           1997           1998
Net sales..................................  $12,052,016    $41,944,921    $85,252,563
Cost of sales..............................    7,231,296     25,874,784     52,000,135
                                             -----------    -----------    -----------
Gross profit...............................    4,820,720     16,070,137     33,252,428
Selling, general and administrative
  expenses.................................    3,611,471     11,895,260     24,006,497
                                             -----------    -----------    -----------
Income from operations.....................    1,209,249      4,174,877      9,245,931
Interest, net..............................     (133,795)       417,293        422,553
Other (income) expense.....................           --        328,139        590,948
                                             -----------    -----------    -----------
Income before provision for income taxes...    1,343,044      3,429,445      8,232,430
Provision for income taxes.................      163,275        642,949      1,857,404
                                             -----------    -----------    -----------
Net income.................................  $ 1,179,769    $ 2,786,496    $ 6,375,026
                                             ===========    ===========    ===========
Basic earnings per share...................  $      0.24    $      0.40    $      0.75
                                             ===========    ===========    ===========
Diluted earnings per share.................  $      0.22    $      0.35    $      0.59
                                             ===========    ===========    ===========

See notes to consolidated financial statements.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        DECEMBER 31, 1996, 1997 AND 1998

                                          CONVERTIBLE    PAR                                           UNEARNED
                              COMMON       PREFERRED    VALUE            ADDITIONAL                  COMPENSATION       TOTAL
                              SHARES        SHARES       PER    STOCK      PAID-IN      RETAINED      FROM GRANT    STOCKHOLDERS'
                            OUTSTANDING   OUTSTANDING   SHARE   AMOUNT     CAPITAL      EARNINGS      OF OPTIONS       EQUITY
Balance, December 31,
  1995....................   3,000,000          --      $.001   $3,000   $ 1,623,238   $   436,371    $(212,905)     $ 1,849,704
Issuance of common stock
for cash..................   2,253,000          --       .001    2,253     7,652,010            --           --        7,654,263
Issuance of common stock
  from bridge financing
  conversion..............     703,950          --       .001      704     1,044,075            --           --        1,044,779
Issuance of common stock
  in partial consideration
  for purchase of toy
  business assets.........      20,473          --       .001       20           (20)           --           --               --
Earned compensation from
  grant of options........          --          --         --       --            --            --       17,742           17,742
Net income................          --          --         --       --            --     1,179,769           --        1,179,769
                             ---------      ------      -----   ------   -----------   -----------    ---------      -----------
Balance, December 31,
  1996....................   5,977,423          --       .001    5,977    10,319,303     1,616,140     (195,163)      11,746,257
Issuance of common stock
  for cash................   1,035,000          --       .001    1,035     2,920,718            --           --        2,921,753
Exercise of options.......     103,688          --       .001      104       132,520            --           --          132,624
Issuance of common stock
  in partial consideration
  for purchase of toy
  business................     297,030          --       .001      297     1,499,703            --           --        1,500,000
Issuance of convertible
  preferred stock for
  cash....................          --       3,525       .001        4     6,818,346            --           --        6,818,350
Earned compensation from
  grant of options........          --          --         --       --            --            --       53,226           53,226
Net income................          --          --         --       --            --     2,786,496           --        2,786,496
                             ---------      ------      -----   ------   -----------   -----------    ---------      -----------
Balance, December 31,
  1997....................   7,413,141       3,525       .001    7,417    21,690,590     4,402,636     (141,937)      25,958,706
Conversion of preferred
  stock...................          --      (3,525)      .001       (4)            4            --           --               --
Issuance of common stock
  from conversion of
  preferred stock.........   1,409,997          --       .001    1,410        (1,410)           --           --               --
Issuance of 7% convertible
  preferred stock for
  cash....................          --       1,000       .001        1     4,731,151            --           --        4,731,152
Exercise of options.......     215,925          --       .001      216       647,176            --           --          647,392
Earned compensation from
  grant of options........          --          --         --       --            --            --       41,677           41,677
Cancellation of options,
  unearned compensation...          --          --         --       --       (25,988)           --       25,988               --
Net income................          --          --         --       --            --     6,375,026           --        6,375,026
                             ---------      ------      -----   ------   -----------   -----------    ---------      -----------
Balance, December 31,
  1998....................   9,039,063       1,000      $.001   $9,040   $27,041,523   $10,777,662    $ (74,272)     $37,753,953
                             =========      ======      =====   ======   ===========   ===========    =========      ===========

See notes to consolidated financial statements.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                         1996           1997           1998
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..........................................  $1,179,769    $  2,786,496    $ 6,375,026
                                                      ----------    ------------    -----------
  Adjustments to reconcile net income to net cash
     provided (used) by operating activities
     Depreciation and amortization..................     338,032       1,605,226      2,986,137
     Earned compensation from stock option grants...      17,742          53,226         41,677
     Loss on disposal of property and equipment.....          --         328,139        719,331
     Changes in operating assets and liabilities
       Accounts receivable..........................  (1,844,981)     (6,315,058)    (3,191,197)
       Inventory....................................     (53,977)     (1,808,145)      (970,691)
       Prepaid expenses and other...................    (973,076)       (450,545)       357,374
       Accounts payable.............................     899,929       2,655,469       (561,340)
       Accrued expenses.............................      27,049       2,262,159      1,904,465
       Income taxes payable.........................     191,622         331,009        815,149
       Reserve for sales returns and allowances.....    (285,513)      1,685,621      3,480,696
       Deferred income taxes........................     (40,186)         94,427         57,809
                                                      ----------    ------------    -----------
          Total adjustments.........................  (1,723,359)        441,528      5,639,410
                                                      ----------    ------------    -----------
          Net cash provided (used) by operating
            activities..............................    (543,590)      3,228,024     12,014,436
                                                      ----------    ------------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Deferred offering and acquisition costs...........     (85,300)             --             --
  Property and equipment............................  (1,058,654)     (2,934,935)    (3,875,852)
  Due from officers.................................    (120,030)        104,918         15,112
  Other assets......................................     (49,129)       (241,572)      (197,928)
  Trademarks........................................          --     (14,352,556)       (12,252)
  Investment in joint venture.......................          --              --     (1,044,708)
  Cash paid in excess of cost over toy business
     assets acquired (goodwill).....................          --      (7,006,753)            --
                                                      ----------    ------------    -----------
          Net cash used by investing activities.....  (1,313,113)    (24,430,898)    (5,115,628)
                                                      ----------    ------------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from sale of common stock................   7,669,263       2,946,603             --
  Proceeds from convertible preferred stock.........          --       6,818,350      4,731,152
  Proceeds from debt................................   1,104,694      13,413,659             --
  Repayments of note payable to officer.............    (382,816)             --             --
  Proceeds from stock options exercised.............          --         132,624        647,392
  Repayments of debt................................    (260,930)     (5,245,665)    (2,361,076)
  Deferred financing costs..........................          --        (682,032)            --
                                                      ----------    ------------    -----------
          Net cash provided by financing
            activities..............................   8,130,211      17,383,539      3,017,468
                                                      ----------    ------------    -----------
Net increase (decrease) in cash and cash
  equivalents.......................................   6,273,508      (3,819,335)     9,916,276
Cash and cash equivalents, beginning of year........      81,752       6,355,260      2,535,925
                                                      ----------    ------------    -----------
Cash and cash equivalents, end of year..............  $6,355,260    $  2,535,925    $12,452,201
                                                      ==========    ============    ===========
Cash paid during the period for:
  Interest..........................................  $   49,638    $    648,187    $   647,404
                                                      ==========    ============    ===========
  Income taxes......................................  $   11,839    $    217,213    $ 1,042,255
                                                      ==========    ============    ===========

     See note 16 for additional supplemental information to consolidated statements of cash flows.

See notes to consolidated financial statements.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

NOTE 1--PRINCIPAL INDUSTRY

     JAKKS Pacific, Inc. (the Company), a Delaware corporation, is engaged in the development, production and marketing of toys and children's electronics products, some of which are based on highly-recognized entertainment properties and character licenses. The Company commenced operations in July 1995 through the purchase of substantially all of the assets of a Hong Kong toy company. The Company is marketing its product lines domestically and internationally.

     The Company was incorporated under the laws of the State of Delaware in January 1995.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include accounts of the Company and its wholly-owned subsidiaries. In consolidation, all significant inter-company balances and transactions are eliminated.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid assets, having an original maturity of less than three months, to be cash equivalents. The Company maintains its cash in bank deposits which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual future results could differ from those estimates.

REVENUE RECOGNITION

     Revenue is recognized upon the shipment of goods to customers. Provisions for estimated defective products and markdowns are made at the time of sale.

DEFERRED PRODUCT DEVELOPMENT COSTS

     The Company defers certain costs related to the preliminary activities associated with the manufacture of its products, which the Company has determined have future economic benefit. These costs are then expensed in the period in which the initial shipment of the related product is made. Management periodically reviews and revises, when necessary, its estimate of the future benefit of these costs, and expenses them if it is deemed there no longer is a future benefit.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

DEFERRED OFFERING, FINANCING AND ACQUISITION COSTS

     During 1997, financing costs were incurred in obtaining a line of credit facility. The deferred financing costs are being amortized over the term of the credit facility.

     During 1996, costs incurred for a follow-on offering, debenture offering and certain acquisition costs were deferred. The deferred acquisition costs were reclassified to investment costs upon completion of the acquisition of Road Champs, Inc. The deferred offering costs related to the debentures are being amortized over the term of the debentures, or will be written-off upon conversion (note 8).

INVENTORY

     Inventory is valued at the lower of cost (first-in, first-out) or market.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's cash and cash equivalents, accounts receivable and notes payable represent financial instruments. The carrying value of these financial instruments is a reasonable approximation of fair value.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are being depreciated using the straight-line method over their estimated useful lives as follows:

Personal computers................  5 years
Office equipment..................  5 years
Furniture and fixtures............  5 years
Molds and tooling.................  2 - 4 years
Leasehold improvements............  Shorter of length of lease or 10 years

ADVERTISING

     Production costs of commercials and programming are charged to operations in the year during which the production is first aired. The costs of other advertising, promotion and marketing programs are charged to operations in the year incurred. Advertising expense for the years ended December 31, 1996, 1997 and 1998 was approximately $22,000, $1,304,000 and $3,903,000, respectively.

INCOME TAXES

     The Company does not file a consolidated return with its foreign subsidiaries. The Company files Federal and state returns and its foreign subsidiaries file Hong Kong returns. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized as deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

TRANSLATION OF FOREIGN CURRENCIES

     Monetary assets and liabilities denominated in Hong Kong dollars are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Transactions during the period are translated at the rates ruling at the dates of the transactions.

     Profits and losses resulting from the above translation policy are recognized in the consolidated statement of operations.

GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill represents the excess purchase price paid over the fair market value of the assets of acquired toy companies. Goodwill is being amortized over 30 years on a straight-line basis. Accumulated amortization at December 31, 1997 and 1998 totaled $482,263 and $632,519, respectively.

     The carrying value of goodwill is based on management's current assessment of recoverability. Management evaluates recoverability using both objective and subjective factors. Objective factors include management's best estimates of projected future earnings and cash flows and analysis of recent sales and earnings trends. Subjective factors include competitive analysis and the Company's strategic focus.

     Intangible assets other than goodwill consist of product technology rights and trademarks. Intangible assets are amortized on a straight-line basis, over five to thirty years, the estimated economic lives of the related assets. Accumulated amortization as of December 31, 1997 and 1998 was $192,606 and $1,177,306, respectively.

STOCK SPLIT

     The Board of Directors approved a common stock dividend to effect a three-for-two stock split of the Company's common stock. All common stock and common stock equivalent shares and per share amounts have been adjusted retroactively to give effect to the split.

EARNINGS PER SHARE (EPS)

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share." This statement establishes simplified standards for computing and presenting earnings per share (EPS). It requires dual presentation of basic and diluted EPS on the face of the income statement for entities with complex capital structures and disclosures of the calculation of each EPS amount.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

                                                                   1996
                                                   ------------------------------------
                                                                 WEIGHTED
                                                                  AVERAGE
                                                     INCOME       SHARES      PER SHARE
Basic EPS
Income available to common stockholders..........  $1,179,769    4,926,648      $0.24
                                                                                =====
Effect of dilutive securities -- options and
  warrants.......................................          --      329,002
                                                   ----------    ---------
Diluted EPS
Income available to common stockholders plus
  assumed exercises..............................  $1,179,769    5,255,650      $0.22
                                                   ==========    =========      =====

                                                                   1997
                                                   ------------------------------------
                                                                 WEIGHTED
                                                                  AVERAGE
                                                     INCOME       SHARES      PER SHARE
Basic EPS
Income available to common stockholders..........  $2,786,496    6,932,053      $0.40
                                                                                =====
Effect of dilutive securities
Options and warrants.............................          --      281,641
9% convertible debentures........................     363,286    1,535,117
4% convertible preferred stock...................          --      263,856
                                                   ----------    ---------
Diluted EPS
Income available to common stockholders plus
  assumed exercises and conversions..............  $3,149,782    9,012,667      $0.35
                                                   ==========    =========      =====

                                                                   1998
                                                   ------------------------------------
                                                                 WEIGHTED
                                                                  AVERAGE
                                                     INCOME       SHARES      PER SHARE
Basic EPS
Income available to common stockholders..........  $6,375,026    8,538,901      $0.75
                                                                                =====
Effect of dilutive securities
Options and warrants.............................          --      326,847
9% convertible debentures........................     372,732    1,565,219
4% convertible preferred stock...................          --      340,878
7% convertible preferred stock...................          --      630,792
                                                   ----------    ---------
Diluted EPS
Income available to common stockholders plus
  assumed exercises and conversions..............  $6,747,758    11,402,637     $0.59
                                                   ==========    =========      =====

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

NOTE 3--ACQUISITIONS AND JOINT VENTURE

     In February 1997, the Company acquired all of the stock of Road Champs, Inc. (RCI) and all of the operating assets of an affiliated company for $11,723,924. Consideration paid at closing was $4,719,413 in cash plus the issuance of $1,500,000 (297,030 shares) of the Company's common stock. The balance of the adjusted purchase price of $3,079,026 was paid in three equal installments bearing interest at a rate of 7.0% per annum. As of December 31, 1998, all such payments were made in full. In addition, the payment for inventory of $2,188,778, without interest, was made in 1997. Professional fees totaling $236,707 were incurred as part of the acquisition costs. Outstanding balances were secured by all acquired shares and assets, however, they were subordinated to the convertible debentures due December 31, 2003 (note 8).

     The assets acquired and liabilities assumed from RCI were as follows:

Inventory, net of reserve of $200,000..................  $ 1,956,358
Prepaid expenses.......................................      226,881
Property and equipment.................................      694,788
Deposits...............................................      105,461
Trademarks.............................................    1,000,000
Goodwill...............................................    8,506,753
Liabilities assumed....................................     (766,317)
                                                         -----------
Net assets acquired....................................  $11,723,924
                                                         ===========

     In October 1997, the Company acquired the right, title and interest in and to the Remco and Child Guidance (R&CG) trademarks, and all registrations and applications for registration thereof, throughout the world. Total costs of the trademarks included:

Cash...................................................  $10,600,000
Promissory note........................................    1,200,000
Liabilities assumed....................................    1,350,000
Professional service fees..............................      202,556
                                                         -----------
Total acquisition costs................................  $13,352,556
                                                         ===========

     The total purchase price paid to the seller consisted of cash and a promissory note totaling $11,800,000. The liabilities assumed included a reserve for returns and allowances of $750,000 and a reserve of $600,000 that represents the Company's contributions to the seller's settlement with its Hong Kong representative agent for early termination of its service contract due to sale of the trademarks. Costs incurred in professional service fees of $202,556 are attributed to executing the acquisition of the trademarks. The Company also entered into a firm commitment, manufacturing and supply agreement with seller (note 12).

     In June 1998, the Company formed a joint venture with a company that develops, publishes and distributes interactive entertainment software for the leading hardware game platforms in the home video game market. The joint venture has entered into a license agreement under which it acquired the exclusive worldwide right to publish video games on all hardware platforms. As of

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

December 31, 1998, the Company has made initial contributions to the joint venture of $1,044,708 (note 12).

NOTE 4--CONCENTRATION OF CREDIT RISK

     Financial instruments that subject the Company to concentration of credit risk are cash equivalents and trade receivables. Cash equivalents consist principally of short-term money market funds. These instruments are short-term in nature and bear minimal risk. To date, the Company has not experienced losses on these instruments.

     The Company performs ongoing credit evaluations of its customers' financial condition, but does not require collateral to support customer receivables. Most goods are sold on irrevocable letter of credit basis.

     Included in the Company's consolidated balance sheets at December 31, 1997 and 1998 are its operating net assets, most of which are located in facilities in Hong Kong and China and which totaled $8,948,131 and $8,627,240 for 1997 and 1998, respectively.

NOTE 5--DUE FROM OFFICERS

     Due from officers represented a balance of $15,112 at December 31, 1997 due from a Company officer. The $15,112, due on demand, was non-interest bearing and was repaid in 1998.

NOTE 6--ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                1997          1998
Bonuses....................................  $  254,737    $  841,000
Trademarks acquisition reserve.............     600,000       177,245
Interest expense...........................      37,607            --
Royalties and sales commissions............   1,130,512     2,681,973
Hong Kong subsidiaries accruals............     384,747       529,722
Other......................................      59,643       141,771
                                             ----------    ----------
                                             $2,467,246    $4,371,711
                                             ==========    ==========

NOTE 7--RELATED PARTY TRANSACTIONS

     A director of the Company is a partner in the law firm that acts as counsel to the Company. The Company paid legal fees and expenses to the law firm in the amount of approximately $270,000 in 1996, $151,000 in 1997 and $510,000 in 1998.
Also see note 5 and note 18 for other related party transactions.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

NOTE 8--LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                1997          1998
Convertible debentures, bearing interest on the principal
  amounts outstanding at 9% per annum with the first
  monthly installment payable on February 1, 1997. If not
  sooner redeemed or converted into common stock, the
  debenture shall mature on December 31, 2003. Commencing
  on December 31, 1999, mandatory monthly principal
  redemption installments are to be made in the amount of
  $10 per $1,000 of the then remaining principal amount of
  the debenture. Such debentures are convertible into
  1,565,219 shares of the Company's common stock at $3.83
  per share. The debentures are secured by all outstanding
  shares of the Company's wholly-owned subsidiaries and
  substantially all operating assets of the Company (note
  2).......................................................  $6,000,000    $6,000,000
Note payable, due in five quarterly principal installments
  of $240,000 starting December 31, 1997, with interest at
  10% per annum. The note is secured by the Remco and Child
  Guidance trademarks......................................   1,200,000            --
Note payable, due in three principal payments with the
  final installment due February 6, 1998, with interest at
  7% per annum. The note is secured by the RCI assets......   1,046,376            --
Line of credit facility (note 12)..........................     114,700            --
                                                             ----------    ----------
                                                              8,361,076     6,000,000
Less current portion of long-term debt.....................   2,361,076        60,000
                                                             ----------    ----------
Long-term debt, net of current portion.....................  $6,000,000    $5,940,000
                                                             ==========    ==========

NOTE 9--INCOME TAXES

     The provision differs from the expense that would result from applying Federal statutory rates to income before taxes because of the inclusion of a provision for state income taxes and the income of the Company's foreign subsidiaries is taxed at a rate of 16.5% applicable in Hong Kong. In addition, the provision includes deferred income taxes resulting from adjustments in the amount of temporary differences. Temporary differences arise primarily from differences in timing in the deduction of state income taxes and the use of the straight-line method of depreciation for financial reporting purposes and accelerated methods of depreciation for tax purposes.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

     The Company does not file a consolidated return with its foreign subsidiaries. The Company files Federal and state returns and its foreign subsidiaries file Hong Kong returns. Income taxes reflected in the accompanying consolidated statements of operations are comprised of the following:

                                             1996         1997         1998
Federal..................................  $      --    $     --    $  715,000
State and local..........................      1,350      26,000       210,000
Hong Kong................................    277,994     522,522       874,595
                                           ---------    --------    ----------
                                             279,344     548,522     1,799,595
Deferred.................................   (116,069)     94,427        57,809
                                           ---------    --------    ----------
                                           $ 163,275    $642,949    $1,857,404
                                           =========    ========    ==========

     As of December 31, 1998, the Company has utilized all net operating loss carry-forwards.

                                                           1997        1998
Deferred tax assets resulting from deductible temporary
  differences from loss carry-forwards, noncurrent.....  $ 258,239   $ 493,134
Deferred tax liabilities resulting from taxable
  temporary differences, noncurrent....................   (345,135)   (637,839)
                                                         ---------   ---------
                                                         $ (86,896)  $(144,705)
                                                         =========   =========

     The Company's management concluded that a deferred tax asset valuation allowance as of December 31, 1997 and 1998 was not necessary.

     A reconciliation of the statutory United States Federal income tax rate to the Company's effective income tax rate is as follows:

                                                          1996    1997    1998
Statutory income tax rate...............................   35%     35%     35%
State and local income taxes, net of Federal income tax
effect..................................................    1       1       1
Effect of temporary differences and Hong Kong's lower
  tax rate..............................................   --      --     (22)
Effect of net operating loss carry-forwards.............  (40)    (35)    (11)
Income taxes on foreign earnings at rates other than the
  United States Statutory rate not subject to United
  States income taxes...................................   16      18      19
                                                          ---     ---     ---
                                                           12%     19%     22%
                                                          ===     ===     ===

     The components of income before provision for income taxes are as follows:

                                           1996          1997          1998
Domestic..............................  $ (360,040)   $   16,216    $3,681,456
Foreign...............................   1,703,084     3,413,229     4,550,974
                                        ----------    ----------    ----------
                                        $1,343,044    $3,429,445    $8,232,430
                                        ==========    ==========    ==========

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

NOTE 10--LEASES

     The Company leases office and showroom facilities and certain equipment under operating leases. The following is a schedule of minimum annual lease payments. Rent expense for the years ended December 31, 1996, 1997 and 1998 totaled $182,690, $582,766 and $550,360, respectively.

1999............................  $  549,360
2000............................     423,940
2001............................     324,852
2002............................     223,632
2003............................      23,032
                                  ----------
                                  $1,544,816
                                  ==========

NOTE 11--COMMON STOCK AND PREFERRED STOCK

     The Company has 25,005,000 authorized shares of stock consisting of 25,000,000 shares of $.001 par value common stock and 5,000 shares of $.001 par value preferred stock.

     On April 1, 1998, the Company sold 1,000 shares of its Series A 7% cumulative convertible preferred stock to two investors for $4,731,152, net of issuance costs. The holders of the shares have the right, at their option, to convert such shares into common stock of the Company at any time. The price at which shares of common stock shall be delivered upon conversion shall initially be $5.97 per share of common stock. The conversion price may be adjusted in certain instances. Preferred stockholders are entitled to receive cumulative cash dividends at an annual rate of $350 per share payable as and when declared by the Company's Board of Directors.

     During 1998, 215,925 shares of the Company's common stock were issued on exercise of options for a total of $647,392.

     During 1997, the Company issued 1,035,000 shares of its common stock in a public offering and 198,020 shares as partial consideration for the RCI acquisition (note 3).

     During 1997, in a private placement, the Company issued 3,525 shares of its 4% redeemable convertible preferred stock at a purchase price of $2,000 per share. In March 1998, all of the 3,525 shares of such issue were converted into an aggregate of 1,409,997 shares of the Company's common stock based on a conversion price of $5.00 per share.

NOTE 12--COMMITMENTS

     The Company has entered into various license agreements whereby the Company may use certain characters and properties in conjunction with its products. Such license agreements call for royalties to be paid at 1% to 10% of net sales with minimum guarantees and advance payments. Additionally, under one such license, the Company has committed to spend 12.5% of related net sales, not to exceed $1,000,000, on advertising per year.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

     Future annual minimum royalty guarantees as of December 31, 1998 are as follows:

1999...........................  $ 1,752,833
2000...........................    1,653,583
2001...........................    1,551,750
2002...........................    1,475,000
2003...........................    1,380,000
Thereafter.....................    9,387,500
                                 -----------
                                 $17,200,666
                                 ===========

     The Company entered into a joint venture agreement (note 3) creating a new limited liability company (LLC) in which the Company holds a 50% ownership interest. On June 10, 1998, the LLC entered into a license agreement expiring December 31, 2009, with an option for a five year automatic extension if the LLC pays the licensor $27,000,000 in royalties during the initial ten year period of the agreement. The license agreement includes guaranteed minimum royalty payments of $18,000,000 payable over the ten year initial term and $7,500,000 payable over the five year renewal period, if applicable. The Company is responsible for $7,500,000 of the $18,000,000 guaranteed royalty payments. The guarantee payments include a $3,000,000 advance, paid within 15 days after the agreements were executed, and ten minimum guaranteed installments of $1,500,000, due each January 30, starting in 2000 and ending 2009. The Company was responsible for funding $1,000,000 of the initial advance and is responsible for funding $500,000 of the first four and $750,000 of the next six of ten yearly installments. All unpaid guaranteed amounts for which the Company is responsible as of December 31, 1998 are included in the totals of the "future annual minimum royalty guarantees" table noted above. The $7,500,000 renewal guaranteed will be payable in five yearly installments, of which the Company will be responsible for funding 50% of each yearly payment.

     The Company entered into a firm price commitment manufacturing and supply agreement in connection with the acquisition of the R&CG trademarks purchased in 1997 (note 3). The agreement was entered into with the seller of the trademarks to obtain from the seller tools and other manufacturing resources of the seller for the manufacture of products, upon request by the Company. The manufacturing and supply agreement has created a firm commitment by the Company for a minimum of $1,400,000. A minimum payment of $110,000 on the agreement was due on December 31, 1997, with three additional payments of $110,000 and six payments of $160,000 to follow thereafter, through March 31, 2000, which is also the date on which the agreement terminates.

     The Company and its subsidiaries are acting as joint and several guarantors of a $5,000,000 conditional, secured, revolving, short-term trade facility available to the Company's Hong Kong wholly-owned subsidiaries. Proceeds on the credit facility are to finance working capital needs and operations in the normal course of business. At December 31, 1997 and 1998, there were unused amounts available on the line of credit of $4,885,300 and $5,000,000 and outstanding balances of $114,700 and $0, respectively. Outstanding balances accrue interest at rates equal to the bank's base rate of interest plus 1% per annum for advances of open accounts receivable, and the bank's base rate of interest plus 1/2% for advances received under negotiation of export letters of credit. At December 31, 1998, the credit facility carried interest at rates of 9.5% and 9%, respectively.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

Outstanding balances are collateralized by all assets of the borrower and accounts receivable and inventory of the guarantors. The credit facility expires May 31, 1999, unless terminated sooner (note 8).

NOTE 13--STOCK OPTION PLAN

     Under its Third Amended and Restated 1995 Stock Option Plan (the Plan), the Company has reserved 1,875,000 shares of its common stock for issuance upon exercise of options granted under the Plan. In 1998, stockholders approved an increase of 750,000 shares in the number of shares available for grant. Under the Plan, employees (including officers), non-employee directors and independent consultants may be granted options to purchase shares of common stock. Prior to the adoption of the Plan in 1995, options for 414,750 shares were granted at an exercise price of $1.33 per share. The Company recorded deferred compensation costs and a related increase in paid-in capital of $212,905 for the difference between the grant price and the deemed fair market value of the common stock of $1.85 per share at the date of grant. Such compensation costs are recognized on a straight-line basis over the vesting period of the options, which is 25% per year commencing twelve months after the grant date of such options. In 1996, 1997 and 1998, the fair value of each employee option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used: risk-free rate of interest of 6%; dividend yield of 0%; and expected lives of five years.

     As of December 31, 1998, 462,000 shares were available for future grant. Additional shares may become available to the extent that options presently outstanding under the Plan terminate or expire unexercised.

     Stock option activity pursuant to the Plan is summarized as follows:

                                                              WEIGHTED
                                                              AVERAGE
                                                  NUMBER      EXERCISE
                                                 OF SHARES     PRICE
Outstanding, December 31, 1995.................     16,275     $3.00
Granted........................................    171,937      4.47
  Exercised....................................         --        --
  Canceled.....................................         --        --
                                                 ---------     -----
Outstanding, December 31, 1996.................    188,212      4.34
  Granted......................................    607,538      6.61
  Exercised....................................         --        --
  Canceled.....................................         --        --
                                                 ---------     -----
Outstanding, December 31, 1997.................    795,750      6.08
  Granted......................................    726,750      5.59
  Exercised....................................    (47,700)     5.45
  Canceled.....................................   (109,500)     5.85
                                                 ---------     -----
Outstanding, December 31, 1998.................  1,365,300     $5.86
                                                 =========     =====

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

     Stock option activity outside of the Plan is summarized as follows:

                                                               WEIGHTED
                                                               AVERAGE
                                                   NUMBER      EXERCISE
                                                  OF SHARES     PRICE
Outstanding, December 31, 1995..................   414,750      $1.33
Granted.........................................   112,500       5.03
  Exercised.....................................        --         --
  Canceled......................................        --         --
                                                  --------      -----
Outstanding, December 31, 1996..................   527,250       2.12
  Granted.......................................    90,000       4.59
  Exercised.....................................  (103,688)      1.33
  Canceled......................................        --         --
                                                  --------      -----
Outstanding, December 31, 1997..................   513,562       2.71
  Granted.......................................        --         --
  Exercised.....................................  (151,350)      2.62
  Canceled......................................   (50,625)      1.33
                                                  --------      -----
Outstanding, December 31, 1998..................   311,587      $2.98
                                                  ========      =====

     The weighted average fair value of options granted to employees in 1996, 1997 and 1998 was $1.53, $3.34 and $4.10 per share, respectively.

     The following table summarizes information about stock options outstanding and exercisable at December 31, 1998:

                                                     OUTSTANDING                  EXERCISABLE
                                           --------------------------------   --------------------
                                                                   WEIGHTED               WEIGHTED
                                                       WEIGHTED    AVERAGE                AVERAGE
                                            NUMBER      AVERAGE    EXERCISE    NUMBER     EXERCISE
           OPTION PRICE RANGE              OF SHARES     LIFE       PRICE     OF SHARES    PRICE
$1.33 - $7.15............................  1,676,887   5.7 years    $5.33      651,600     $5.02

     In addition, as of December 31, 1998, 952,500 shares were reserved for issuance upon exercise of warrants granted in connection with the Company's initial public offering, follow-on public offering, private placement of convertible debentures and certain license agreements, at exercise prices ranging from $4.50 to $6.67 per share.

     Had the compensation cost for the Company's Plan been determined on a basis consistent with SFAS No. 123, the Company's net income and earnings per share
(EPS) for 1996, 1997 and 1998 would approximate the pro forma amounts below, which are not indicative of future amounts:

                                                          YEARS ENDED DECEMBER 31,
                                 ---------------------------------------------------------------------------
                                          1996                      1997                      1998
                                 -----------------------   -----------------------   -----------------------
                                     AS                        AS                        AS
                                  REPORTED    PRO FORMA     REPORTED    PRO FORMA     REPORTED    PRO FORMA
SFAS No. 123 charge, net of
  tax..........................  $       --   $   18,172   $       --   $  132,895   $       --   $  551,541
Net income.....................   1,179,769    1,161,597    2,786,496    2,653,601    6,375,026    5,823,485
Basic EPS......................        0.24         0.24         0.40         0.38         0.75         0.68
Diluted EPS....................  $     0.22   $     0.22   $     0.35   $     0.33   $     0.59   $     0.55

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

NOTE 14 -- PROFIT SHARING PLAN

     Effective January 1, 1997, the Company adopted a 401(k) profit sharing plan and trust (Plan). The Plan is for the exclusive benefit of eligible employees and beneficiaries. Under the Plan, employees may choose to reduce their compensation and have those amounts contributed to the Plan on their behalf. Contributions made to the Plan will be held and invested by the Plan's trustee. The Company will act as the Plan's administrator. The Plan year begins on January 1st and ends on December 31st. Employees then employed were eligible to participate in the Plan as of the effective date. Otherwise, employees may be eligible to participate in the Plan after they have completed one year of service. The Company will make matching contributions equal to 50% of the amount of salary reduction deferred. However, in applying the matching percent, only salary reductions up to 10% of compensation will be considered. The Company may also make discretionary contributions to the Plan each year. Participants may elect to defer up to 15% of their compensation each year. However, deferrals in any taxable year may not exceed a dollar limit which is set by law. The limit for 1998 was $10,000. Vesting in the Plan is based on years of service, as follows:

                                    CUMULATIVE
       YEARS OF SERVICE           PERCENT VESTED
1..............................         20%
2..............................         40
3..............................         60
4..............................         80
5..............................        100

     Participants are immediately 100% vested in their salary reduction amounts contributed to the Plan.

     The Company has the right to amend and, terminate the Plan at any time. Upon termination, all amounts credited to participants accounts will become 100% vested.

     As of December 31, 1998, the Plan has not been "qualified" under the provisions of the Internal Revenue Code, and for the year then ended, the Company contributed $65,217 in matching contributions to the Plan.

NOTE 15--MAJOR CUSTOMERS AND INTERNATIONAL SALES

     Net sales to major customers were as follows:

         1996                       1997                       1998
-----------------------   ------------------------   ------------------------
  AMOUNT     PERCENTAGE     AMOUNT      PERCENTAGE     AMOUNT      PERCENTAGE
$3,398,000      28.2%     $14,689,000      35.0%     $23,604,000      27.7%
 1,679,000      13.9        3,422,000       8.2       11,103,000      13.0
 1,008,000       8.4        3,199,000       7.6       10,944,000      12.8
   847,000       7.0        2,658,000       6.3        9,951,000      11.7
   509,000       4.2        1,925,000       4.6        3,717,000       4.4
----------      ----      -----------      ----      -----------      ----
$7,441,000..    61.7%     $25,893,000      61.7%     $59,319,000      69.6%
==========      ====      ===========      ====      ===========      ====

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

     Net sales to international customers totaled approximately $1,043,000, $3,733,000 and $6,309,000 in 1996, 1997 and 1998, respectively.

NOTE 16--SUPPLEMENTAL INFORMATION TO CONSOLIDATED STATEMENTS OF CASH FLOWS

     In March 1998, the 3,525 shares of 4% redeemable convertible preferred stock with a total stockholders' equity value of $6,818,350 were converted into an aggregate of 1,409,997 shares of the Company's common stock.

     In 1997, 297,030 shares of common stock valued at $1,500,000 were issued in connection with the acquisition of RCI (note 3).

     In 1996, 703,950 shares of common stock were issued pursuant to the conversion of bridge financing promissory notes which provided net proceeds of $1,044,779.

NOTE 17--RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This new standard requires that an enterprise classify items of other comprehensive income by their nature in a financial statement; display the accumulated balances of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement is effective for fiscal years beginning after December 15, 1997. To date, the Company has not had any transactions that are required to be reported in other comprehensive income.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires public business enterprises to report financial and descriptive information about reportable segments. The statement also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement is effective for fiscal years beginning after December 15, 1997. The Company operates in one reportable segment: the development, production and marketing of toy and related products.

NOTE 18--SUBSEQUENT EVENT

     On March 1, 1999, the holders of the Company's 9% convertible debentures have elected to convert an aggregate of $3,000,000 principal amount of the debentures into 782,610 shares of the Company's common stock on May 25, 1999.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

     Allowances are deducted from the assets to which they apply, except for sales returns and allowances.

                               BALANCE AT
                               BEGINNING     CHARGED TO    CHARGED TO                   BALANCE
                                   OF        COSTS AND       OTHER                       AT END
                                 PERIOD       EXPENSES      ACCOUNTS     DEDUCTIONS    OF PERIOD
Year ended December 31,
  1996:
Allowance for:
  Uncollectible accounts...    $       --    $       --    $       --    $       --    $       --
  Reserve for potential
     product
     obsolescence..........            --            --            --            --            --
  Reserve for sales returns
     and allowances........       460,513       253,568            --       539,081       175,000
                               ----------    ----------    ----------    ----------    ----------
                               $  460,513    $  253,568    $       --    $  539,081    $  175,000
                               ==========    ==========    ==========    ==========    ==========
Year ended December 31,
  1997:
Allowance for:
  Uncollectible accounts...    $       --    $       --    $   51,153    $       --    $   51,153
  Reserve for potential
     product
     obsolescence..........            --            --       200,000        70,305       129,695
  Reserve for sales returns
     and allowances........       175,000     3,660,775     1,050,000     3,024,954     1,860,821
                               ----------    ----------    ----------    ----------    ----------
                               $  175,000    $3,660,775    $1,301,153    $3,095,259    $2,041,669
                               ==========    ==========    ==========    ==========    ==========
Year ended December 31,
  1998:
Allowance for:
  Uncollectible accounts...    $   51,153    $   82,833    $       --    $       --    $  133,986
  Reserve for potential
     product
     obsolescence..........       129,695       334,438            --            --       464,133
  Reserve for sales returns
     and allowances........     1,860,821     6,525,867            --     3,045,171     5,341,517
                               ----------    ----------    ----------    ----------    ----------
                               $2,041,669    $6,943,138    $       --    $3,045,171    $5,939,636
                               ==========    ==========    ==========    ==========    ==========

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEET
                         SEPTEMBER 30, 1999 (UNAUDITED)

                                  ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................  $ 73,427,409
  Accounts receivable, net..................................    34,638,251
  Inventory, net............................................     9,437,805
  Prepaid expenses and other current assets.................     1,584,854
                                                              ------------
           Total current assets.............................   119,088,319
                                                              ------------
Property and equipment, at cost.............................    12,362,663
Less accumulated depreciation and amortization..............     3,627,662
                                                              ------------
           Property and equipment, net......................     8,735,001
                                                              ------------
Goodwill, net...............................................    14,353,964
Trademarks, net.............................................    13,072,694
Investment in joint venture.................................     1,053,852
Other.......................................................       316,865
                                                              ------------
           Total assets.....................................  $156,620,695
                                                              ============
                   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses.....................  $ 30,049,883
  Reserve for sales returns and allowances..................    12,063,447
  Income taxes payable......................................     3,227,346
                                                              ------------
           Total current liabilities........................    45,340,676
                                                              ------------
Deferred income taxes.......................................       323,787
                                                              ------------
           Total liabilities................................    45,664,463
                                                              ------------
Commitments
STOCKHOLDERS' EQUITY
  Preferred stock, $.001 par value; 1,000,000 shares
     authorized, no shares issued...........................            --
  Common stock, $.001 par value; 25,000,000 shares
     authorized; 16,084,680 shares issued and outstanding...        16,085
  Additional paid-in capital................................    87,597,811
  Retained earnings.........................................    23,342,336
                                                              ------------
           Total stockholders' equity.......................   110,956,232
                                                              ------------
           Total liabilities and stockholders' equity.......  $156,620,695
                                                              ============

See notes to condensed consolidated financial statements.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 (UNAUDITED)

                                                              NINE MONTHS ENDED SEPTEMBER 30,
                                                              --------------------------------
                                                                  1998              1999
Net sales...................................................   $61,379,402       $121,176,908
Cost of sales...............................................    37,669,477         71,005,451
                                                               -----------       ------------
Gross profit................................................    23,709,925         50,171,457
Selling, general and administrative expenses................    16,447,200         33,310,912
                                                               -----------       ------------
Income from operations......................................     7,262,725         16,860,545
Other (income) and expense:
Other expense...............................................       319,838                 --
Interest income.............................................       (98,917)        (1,066,497)
Interest expense............................................       467,638            170,820
                                                               -----------       ------------
Income before provision for income taxes....................     6,574,166         17,756,222
Provision for income taxes..................................     1,720,069          4,754,048
                                                               -----------       ------------
Net income..................................................   $ 4,854,097       $ 13,002,174
                                                               ===========       ============
Net income per share--basic.................................   $      0.58       $       0.98
                                                               ===========       ============
Net income per share--diluted...............................   $      0.45       $       0.86
                                                               ===========       ============

See notes to condensed consolidated financial statements.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 (UNAUDITED)

                                                              1998            1999
Cash flows from operating activities:
Net income..............................................  $  4,854,097    $ 13,002,174
                                                          ------------    ------------
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization......................     2,643,930       2,363,609
     Change in accounts receivable......................   (10,039,967)    (22,711,526)
     Change in inventory................................    (1,082,166)     (6,518,864)
     Change in accounts payable and accrued expenses....     8,926,848      30,503,569
     Net change in other operating assets and
        liabilities.....................................      (213,241)        (70,625)
                                                          ------------    ------------
           Total adjustments............................       235,404       3,566,163
                                                          ------------    ------------
           Net cash provided by operating activities....     5,089,501      16,568,337
                                                          ------------    ------------
Cash flows from investing activities:
  Purchase of property and equipment....................    (2,911,011)     (5,899,949)
  Investment in joint venture...........................    (1,044,708)         (9,144)
  Acquisition cost of trademarks........................       (12,252)             --
  Cash paid in excess of fair value of toy business
     assets acquired (goodwill).........................            --      (4,365,209)
  (Increase) decrease in other assets...................       (75,350)        173,071
                                                          ------------    ------------
           Net cash used by investing activities........    (4,043,321)    (10,101,231)
                                                          ------------    ------------
Cash flows from financing activities:
  Repayment of bank debt................................      (114,700)             --
  Repayment of acquisition debt.........................    (2,006,376)             --
  Proceeds from sale of common stock....................            --      51,898,066
  Proceeds from sale of convertible preferred stock.....     4,792,430              --
  Dividends paid on convertible preferred stock.........            --        (437,500)
  Proceeds from warrants and stock options exercised....       347,711       3,047,536
                                                          ------------    ------------
           Net cash provided by financing activities....     3,019,065      54,508,102
                                                          ------------    ------------
Net increase in cash and cash equivalents...............     4,065,245      60,975,208
Cash and cash equivalents, beginning of period..........     2,535,925      12,452,201
                                                          ------------    ------------
Cash and cash equivalents, end of period................  $  6,601,170    $ 73,427,409
                                                          ============    ============
Supplemental disclosure of cash flow information:
Cash paid during the period for:
  Income taxes..........................................  $    266,803    $  2,945,465
                                                          ============    ============
  Interest..............................................  $    505,245    $    170,820
                                                          ============    ============

  See note 4 for additional supplemental information to condensed consolidated statements of cash flows.

See notes to condensed consolidated financial statements.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

NOTE 1--BASIS OF PRESENTATION

     The accompanying 1998 and 1999 unaudited interim condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to prevent the information presented from being misleading. These financial statements should be read in conjunction with the financial statements and the notes thereto, for the years ended December 31, 1996, 1997 and 1998 included elsewhere in this prospectus.

     The information provided in this prospectus reflects all adjustments (consisting solely of normal recurring accruals) that are, in the opinion of management, necessary to present fairly the results of operations for this period. The results for this period are not necessarily indicative of the results to be expected for the full year.

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

     Basic earnings per share has been computed using the weighted average number of common shares. Diluted earnings per share has been computed using the weighted average number of common shares and common share equivalents (which consist of warrants, options and convertible securities, to the extent they are dilutive). All common stock and common stock equivalent shares and per share amounts have been adjusted retroactively to give effect to the three-for-two stock split of the Company's common stock effected on November 4, 1999.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               SEPTEMBER 30, 1999

NOTE 2--EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share." This statement establishes simplified standards for computing and presenting earnings per share (EPS). It requires dual presentation of basic and diluted EPS on the face of the income statement for entities with complex capital structures and disclosure of the calculation of each EPS amount.

                                                             NINE MONTHS ENDED SEPTEMBER 30,
                                       ---------------------------------------------------------------------------
                                                      1998                                   1999
                                       -----------------------------------   -------------------------------------
                                                     WEIGHTED                               WEIGHTED
                                                     AVERAGE                                 AVERAGE
                                         INCOME       SHARES     PER-SHARE     INCOME        SHARES      PER-SHARE
Net income per share--basic
Net income...........................  $4,854,097                            $13,002,174
Preferred stock dividends............          --                               (437,500)
                                       ----------   ----------     -----     -----------   -----------     -----
Net income available to common
  stockholders.......................  $4,854,097    8,392,957     $0.58     $12,564,674    12,843,090     $0.98
                                       ----------   ----------     -----     -----------   -----------     -----
Effect of dilutive securities
Options and warrants.................          --      401,865                        --     1,238,493
9% convertible debentures............     279,549    1,565,217                   116,867       624,360
4% convertible preferred stock.......          --      456,176                        --            --
7% convertible preferred stock.......          --      560,712                   437,500       542,842
                                       ----------   ----------     -----     -----------   -----------     -----
Net income per share--diluted
Income available to common
  stockholders plus assumed exercises
  and conversions....................  $5,133,646   11,376,927     $0.45     $13,119,041    15,248,785     $0.86
                                       ==========   ==========     =====     ===========   ===========     =====

NOTE 3--PREFERRED STOCK AND COMMON STOCK

     In May 1999, the Company issued and sold 3,999,844 shares of its common stock in a public offering and received $51.9 million of net proceeds.

NOTE 4--SUPPLEMENTAL INFORMATION TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

     In March 1998, all 3,525 outstanding shares of 4% redeemable convertible preferred stock with a total stockholders' equity value of $6,818,350 were converted into an aggregate of 1,409,997 shares of the Company's common stock.

     In March and April 1999, the holders of $6.0 million principal amount of the Company's 9% convertible debentures converted all such debentures into an aggregate of 1,565,218 shares of the Company's common stock.

     In June 1999, all 1,000 outstanding shares of 7% cumulative convertible preferred stock with a total stockholders' equity value of $4,731,152 were converted into an aggregate of 837,987 shares of the Company's common stock.

NOTE 5--ACQUISITION

     In June 1999, the Company purchased all of the outstanding shares of Berk Corporation, a producer of educational toy foam puzzle mats and activity sets, for approximately $3.1 million in

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               SEPTEMBER 30, 1999

cash. In connection with this acquisition, the Company assumed liabilities of approximately $300,000 and incurred acquisition costs of approximately $158,000.

NOTE 6--SUBSEQUENT EVENTS

     On October 5, 1999, the Company acquired all of the outstanding capital stock of Flying Colors Toys, Inc. (formerly Colorbok Paper Products, Inc.) effective October 1, 1999 for an aggregate purchase price of $35.8 million, of which $34.7 million was paid in cash on the closing of the transaction and $1.1 million is to be paid out of cash collections of the pre-closing accounts receivable. In addition, the Company paid on the closing $17.6 million in satisfaction of certain indebtedness of Flying Colors, assumed liabilities of approximately $5.8 million and incurred estimated legal and other acquisition costs of $0.5 million. The Company has also agreed to pay to the shareholders an earn-out in an amount up to $4.5 million in each of the three 12-month periods following the closing if Gross Profit (as defined) of Flying Colors branded products achieves certain prescribed levels in each of such periods. Flying Colors designs, produces and markets licensed activity kits, clay compound playsets and lunch boxes and other related toy products.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Flying Colors Toys, Inc.

     We have audited the accompanying balance sheet of the Flying Colors division of Flying Colors Toys, Inc. as of May 31, 1999 and 1998 and the related statements of operations, changes in stockholders' equity and cash flows for each year in the three-year period ended May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Flying Colors division of Flying Colors Toys, Inc. as of May 31, 1999 and 1998 and the results of its operations and its cash flows for each year in the three-year period ended May 31, 1999, in conformity with generally accepted accounting principles.

     As disclosed in Note 1 to the financial statements, the Company changed its method for accounting for certain film costs as of June 1, 1998.

October 25, 1999                                         /s/ Plante & Moran, LLP

                                 FLYING COLORS
                                 BALANCE SHEET

                                                                     MAY 31
                                                           --------------------------
                                                              1999           1998
                         ASSETS
CURRENT ASSETS
  Cash...................................................  $        --    $    79,790
  Accounts receivable -- Trade, less allowance for
     doubtful accounts of $272,300 and $33,500 in 1999
     and 1998, respectively..............................   10,389,129      4,444,931
  Deposits on inventory..................................      316,362        230,827
  Inventories (Note 3)...................................   12,682,189      3,704,387
  Prepaid expenses and other current assets..............      570,579        191,753
  Refundable taxes.......................................           --        476,619
  Deferred taxes (Note 7)................................      343,000         34,000
  Intercompany receivable (Note 1).......................    6,482,035      3,632,180
                                                           -----------    -----------
           Total current assets..........................   30,783,294     12,794,487
PROPERTY AND EQUIPMENT -- Net (Note 4)...................    2,095,258        583,063
                                                           -----------    -----------
           Total assets..................................  $32,878,552    $13,377,550
                                                           ===========    ===========
                     LIABILITIES AND
                  STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Checks issued in excess of bank balance................  $   785,110    $        --
  Notes payable:
     Line of credit (Note 5).............................   18,365,000      8,455,000
     Current portion of long-term debt (Note 5)..........       33,190         24,563
  Trade accounts payable.................................    4,550,090      1,509,720
  Accrued liabilities....................................    1,677,915        634,366
                                                           -----------    -----------
           Total current liabilities.....................   25,411,305     10,623,649
LONG-TERM DEBT -- Less current portion (Note 5)..........    1,722,871      1,671,423
DEFERRED TAXES (Note 7)..................................      186,000             --
STOCKHOLDERS' EQUITY
  Common stock -- $1 par value:
     Authorized -- 50,000 shares issued and
        outstanding -- 23,825 shares in 1999 and 1998....       23,825         23,825
  Additional paid-in capital.............................      608,636        608,636
  Divisional retained earnings...........................    4,925,915        450,017
                                                           -----------    -----------
           Total stockholders' equity....................    5,558,376      1,082,478
                                                           -----------    -----------
           Total liabilities and stockholders' equity....  $32,878,552    $13,377,550
                                                           ===========    ===========

See notes to financial statements.

                                 FLYING COLORS
                            STATEMENT OF OPERATIONS

                                                          YEAR ENDED MAY 31
                                               ---------------------------------------
                                                  1999           1998          1997
NET SALES....................................  $54,537,614    $14,540,178    $ 996,480
COST OF SALES................................   36,714,156      9,997,512      891,642
                                               -----------    -----------    ---------
GROSS PROFIT.................................   17,823,458      4,542,666      104,838
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES...................................   10,052,880      2,976,064      372,213
                                               -----------    -----------    ---------
OPERATING INCOME (LOSS)......................    7,770,578      1,566,602     (267,375)
OTHER EXPENSES
  Interest expense...........................   (1,188,462)      (486,680)    (128,530)
  Loss on sale of equipment..................      (15,218)            --           --
                                               -----------    -----------    ---------
INCOME (LOSS) -- Before cumulative effect of
  accounting change..........................    6,566,898      1,079,922     (395,905)
FEDERAL INCOME TAX EXPENSE (BENEFIT) (Note
  7).........................................    2,219,000        367,000     (133,000)
                                               -----------    -----------    ---------
INCOME (LOSS) -- Before cumulative effect of
  accounting change..........................    4,347,898        712,922     (262,905)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE --
  Net of income taxes of $66,000 (Note 2)....      128,000             --           --
                                               -----------    -----------    ---------
NET INCOME (LOSS)............................  $ 4,475,898    $   712,922    $(262,905)
                                               ===========    ===========    =========

See notes to financial statements.

                                 FLYING COLORS
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                               DIVISIONAL
                           COMMON STOCK       ADDITIONAL    RETAINED EARNINGS        TOTAL
                         -----------------     PAID-IN        (ACCUMULATED       STOCKHOLDERS'
                         SHARES    AMOUNT      CAPITAL          DEFICIT)            EQUITY
BALANCE -- June 1,
  1996.................  20,609    $20,609     $458,931        $       --         $  479,540
Net loss...............      --         --           --          (262,905)          (262,905)
                         ------    -------     --------        ----------         ----------
BALANCE -- May 31,
  1997.................  20,609     20,609      458,931          (262,905)           216,635
Issuance of stock......   3,216      3,216      149,705                --            152,921
Net income.............      --         --           --           712,922            712,922
                         ------    -------     --------        ----------         ----------
BALANCE -- May 31,
  1998.................  23,825     23,825      608,636           450,017          1,082,478
Net income.............      --         --           --         4,475,898          4,475,898
                         ------    -------     --------        ----------         ----------
BALANCE -- May 31,
  1999.................  23,825    $23,825     $608,636        $4,925,915         $5,558,376
                         ======    =======     ========        ==========         ==========

See notes to financial statements.

                                 FLYING COLORS
                            STATEMENT OF CASH FLOWS

                                                          YEAR ENDED MAY 31
                                              -----------------------------------------
                                                 1999           1998           1997
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...........................  $ 4,475,898    $   712,922    $  (262,905)
  Adjustments to reconcile net income (loss)
     to net cash used in operating
     activities:
     Depreciation and amortization..........      420,745        107,472         38,163
     Bad debt expense.......................      219,025         55,040          5,352
     Cumulative effect of accounting
        change..............................      194,000             --             --
     Loss on sale of equipment..............       15,218             --             --
     Deferred tax expense (benefit).........     (123,000)        99,000       (133,000)
     Changes in assets and liabilities:
        Increase in accounts receivable.....   (6,163,223)    (3,888,729)      (616,594)
        (Increase) decrease in intercompany
           receivable.......................   (2,849,855)       868,313     (4,020,953)
        Increase in inventories.............   (8,977,802)    (3,502,378)      (200,009)
        Increase in prepaid expenses,
           deposits and other current
           assets...........................     (658,361)      (410,023)       (12,557)
        (Increase) decrease in refundable
           taxes............................      476,619       (433,534)       (45,085)
        Increase in accounts payable and
           accrued liabilities..............    4,083,919      1,993,084        151,002
                                              -----------    -----------    -----------
           Net cash used in operating
             activities.....................   (8,886,817)    (4,398,833)    (5,096,586)
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of property and
     equipment..............................       95,000             --             --
  Purchase of property and equipment........   (2,043,158)      (602,365)      (126,333)
                                              -----------    -----------    -----------
           Net cash used in investing
             activities.....................   (1,948,158)      (602,365)      (126,333)
CASH FLOWS FROM FINANCING ACTIVITIES
  Increase in checks issued in excess of
     bank balance...........................      785,110             --             --
  Proceeds from issuance of stock...........           --        152,921             --
  Net proceeds on short-term debt...........    9,910,000      4,510,400      3,944,600
  Proceeds from issuance of long-term
     debt...................................       60,075         25,553      1,670,433
                                              -----------    -----------    -----------
           Net cash provided by financing
             activities.....................   10,755,185      4,688,874      5,615,033
                                              -----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH.............      (79,790)      (312,324)       392,114
Cash -- Beginning of year...................       79,790        392,114             --
                                              -----------    -----------    -----------
Cash -- End of year.........................  $        --    $    79,790    $   392,114
                                              ===========    ===========    ===========

See notes to financial statements.

                                 FLYING COLORS
                         NOTES TO FINANCIAL STATEMENTS
                          MAY 31, 1999, 1998 AND 1997

NOTE 1 -- BACKGROUND AND BASIS OF PRESENTATION

     Flying Colors Toys, Inc. (the Company) was a privately held corporation, formerly known as Colorbok Paper Products, Inc. (Colorbok), which consisted of two operating divisions, Flying Colors and Specialty. The Flying Colors division, which began operations in March 1997, designs and distributes children's toys primarily to retailers throughout the United States and Canada. The Specialty division designs and manufactures paper products.

     In October 1999, the stockholders of the Company effected a sale of all of its outstanding common stock to JAKKS Pacific, Inc. (JAKKS), a publicly held corporation in exchange for cash (see Note 13). Immediately prior to the sale, the net assets of the Specialty division were distributed to Colorbok LLC, which is owned by the former stockholders of the Company.

  BASIS OF PRESENTATION

     These financial statements reflect the results of operations, financial position, changes in stockholders' equity and cash flows of the Flying Colors division (the Division) only for all periods presented. The assets, liabilities and results of operations of the Specialty division have been excluded from this presentation since the Specialty division was not acquired by JAKKS. The financial statements have been prepared using the historical basis in the assets and liabilities and historical results of operations that were either specifically identified as Flying Colors or allocated to the Flying Colors division on a basis using management's analysis and judgment. Management's methods of allocation include allocating certain items on a percentage of sales basis, pro rata allocations based on employee counts and usage factors and other allocation methods management considers reasonable. Changes in stockholders' equity represent the issuance of common stock and net income of the Division.

     As part of the Division's cash management system, all cash generated from and cash required to support the Specialty division were deposited to and paid from the Division's operating cash accounts. Likewise, borrowings on the Division's line of credit were used to support both divisions' operations. Accordingly, the amounts represented by the caption "Intercompany Receivable" in the Division's balance sheet represents the net effect of all cash transactions between the Division and Specialty.

     The periods presented include the allocation of certain expenses from the Specialty division related principally to distribution, accounting, information systems and human resource services as well as certain shared corporate costs such as insurance and rent. These allocations took into consideration sales volume, employee counts and other allocation methods. Management believes the allocation of these expenses is reasonable. However, the costs of these services are not necessarily indicative of the costs the Division would have incurred if it contained only the Flying Colors operations or of the costs it may incur as a subsidiary of JAKKs. Subsequent to the acquisition, these services will be provided by Colorbok, LLC for an interim period (see Note 13), after which the Division and JAKKS will perform these services using their own resources or purchased services.

                                 FLYING COLORS
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          MAY 31, 1999, 1998 AND 1997

NOTE 1 -- BACKGROUND AND BASIS OF PRESENTATION (CONTINUED)
     Interest expense shown in the financial statements relates primarily to interest expense on the line of credit. Interest income reflects a charge to the Specialty division for its share of borrowings on the line of credit and has been netted against interest expense. Income tax expense has been presented as if calculated on a separate return basis.

NOTE 2 -- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     REVENUE RECOGNITION -- The Division recognizes revenue as goods are shipped to customers. The Division ships approximately 32 percent of its total sales directly from its vendors to its customers. As notice is received from its vendors that a shipment has taken place, the Division records the appropriate sale and cost associated with the shipment.

     ACCOUNTS RECEIVABLE -- The Division's accounts receivable are due primarily from retailers located throughout the United States. As of May 31, 1999 and 1998, approximately 75 percent and 56 percent, respectively, of total accounts receivable were due from four customers. During 1999, 1998 and 1997, sales to these four customers accounted for approximately 72 percent, 54 percent and 80 percent, respectively, of total sales.

     INVENTORIES -- Inventories are stated at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.

     During 1999 and 1998, the Division acquired substantially all of its goods from several suppliers in China. Although there are other suppliers of this material, a change in suppliers could cause a delay in the production process.

     As of May 31, 1999 and 1998, 24 percent of the Division's inventory was held overseas with several vendors.

     FILM ADVANCES -- Effective June 1, 1998, the Division changed its method of accounting for the cost of special film that is used over extended production periods, from charging the cost of special film to expense when incurred to capitalizing and amortizing these costs over a 12-month period. The Division believes the new method more closely approximates the useful life of the special film and matches the cost with the revenue from the products. The cumulative effect of the change as of June 1, 1999 of $128,000, net of income taxes of $66,000, is reported as a one-time credit to income in 1999. As a result of this change, income before taxes and the cumulative effect of the accounting change for the year ended May 31, 1999 was increased by $65,000. If the new method had been used in 1998, income before taxes would have been increased by approximately $39,000.

     PROPERTY AND EQUIPMENT -- Property and equipment are recorded at cost. Depreciation is computed principally on the straight-line basis over the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense when incurred.

     Property and equipment held outside of the United States was 88 percent and 66 percent for 1999 and 1998, respectively. There was no inventory held outside of the United States in 1997.

                                 FLYING COLORS
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          MAY 31, 1999, 1998 AND 1997

NOTE 2 -- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) PROFIT-SHARING PLAN -- Flying Colors Toys, Inc. has a profit-sharing plan for the benefit of employees of the Company. The amount of the annual contribution to this plan is determined by the Board of Directors. The Division's contributions for 1999 and 1998 were $181,000 and $33,000, respectively. No contribution was made for 1997.

     INCOME TAXES -- A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the year. Deferred tax liabilities or assets are recognized for the estimated future tax effects of temporary differences between book and tax accounting.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 -- INVENTORIES

     Inventories consist of the following:

                                                       1999           1998
Raw materials.....................................  $ 1,910,773    $  479,864
Finished goods....................................   10,771,416     3,224,523
                                                    -----------    ----------
     Total........................................  $12,682,189    $3,704,387
                                                    ===========    ==========

NOTE 4 -- PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows:

                                                          1999         1998
Machinery and equipment..............................  $2,412,721    $528,780
Office furniture and equipment.......................     315,122     266,123
                                                       ----------    --------
     Total cost......................................   2,727,843     794,903
Less accumulated depreciation........................     632,585     211,840
                                                       ----------    --------
     Net carrying amount.............................  $2,095,258    $583,063
                                                       ==========    ========

     Depreciation and amortization expense for the three years ended May 31, 1999 totaled $420,745, $107,472 and $38,163, respectively.

NOTE 5 -- DEBT

     LINE OF CREDIT -- The line of credit consists of borrowings under an $18,500,000 line of credit, bearing interest at a rate between prime and .50 percent above the bank's prime rate, based on certain financial ratios, monthly payments of interest only due through September 1999, balance

                                 FLYING COLORS
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          MAY 31, 1999, 1998 AND 1997

NOTE 5 -- DEBT (CONTINUED)
due October 1999 and collateralized by all assets of the Division. At May 31, 1999, the bank's prime rate was 8 percent (effective rate 8.5 percent).

     Subsequent to year end, the Division refinanced its line of credit. The new line of credit allowed for borrowings of up to $25,000,000, bearing interest at
 .25 percent below the bank's prime rate. Borrowings under this note were limited to a percentage of eligible accounts receivable and inventory. In connection with the sale of the Division's stock in September 1999, the line of credit was paid in full.

     The line of credit required the Company to meet certain financial ratios and to maintain specific levels of tangible net worth.

     Long-term debt consists of the following:

                                                                1999          1998
Notes payable to related parties, which include a
  stockholder's relative and a related company, bearing
  interest at 12 percent under the terms of the note
  agreement, due in monthly installments of interest only
  during the term of the notes, with the principal due June
  2000. The notes are unsecured and subordinated to the
  $18,500,000 line of credit with the bank.................  $  800,000    $  800,000
Note payable to a related company, bearing interest at 15.5
percent under the terms of the note agreement, monthly
payments of interest only during the life of the note with
the principal due June 2000. The note is unsecured and
subordinated to the $18,500,000 line of credit with the
bank.......................................................     626,725       626,725
Note payable to a stockholder, bearing interest at 12
  percent under the terms of the note agreement, monthly
  payments of interest only during the life of the note
  with the principal due June 2000. The note is unsecured
  and subordinated to the $18,500,000 line of credit with
  the bank.................................................     190,000       190,000
Other......................................................      15,406        24,663
Present value of net minimum lease payments relating to
  capital lease obligations (Note 6).......................     123,930        54,598
                                                             ----------    ----------
           Total...........................................   1,756,061     1,695,986
           Less current portion............................      33,190        24,563
                                                             ----------    ----------
           Long-term portion...............................  $1,722,871    $1,671,423
                                                             ==========    ==========

                                 FLYING COLORS
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          MAY 31, 1999, 1998 AND 1997

NOTE 5 -- DEBT (CONTINUED)
     Minimum principal payments on long-term debt to maturity as of May 31, 1999 are as follows:

                                                     LONG-TERM     CAPITAL LEASE
               YEARS ENDING MAY 31                 NOTES PAYABLE    OBLIGATIONS      TOTAL
2000.............................................   $    4,030       $ 29,160      $   33,190
  2001...........................................    1,621,041         29,160       1,650,201
  2002...........................................        4,625         29,160          33,785
  2003...........................................        2,435         29,160          31,595
  2004...........................................           --          7,290           7,290
                                                    ----------       --------      ----------
     Total.......................................   $1,632,131       $123,930      $1,756,061
                                                    ==========       ========      ==========

NOTE 6 -- CAPITAL LEASE OBLIGATIONS

     The following is a schedule of future minimum lease payments under capital leases by years ending May 31:

2000........................................................  $ 36,312
2001........................................................    36,312
2002........................................................    36,312
2003........................................................    36,312
2004........................................................     9,078
                                                              --------
     Total minimum lease payments...........................   154,326
     Less amount representing interest......................    30,396
                                                              --------
     Present value of net minimum lease payments............  $123,930
                                                              ========

     The present value of net minimum lease payments is included with long-term debt in Note 5.

NOTE 7 -- FEDERAL INCOME TAXES

     The provision for income taxes consists of the following:

                                                      1999         1998        1997
Current expense................................    $2,408,000    $268,000    $      --
Deferred expense (benefit).....................      (123,000)     99,000     (133,000)
                                                   ----------    --------    ---------
     Total income tax expense (benefit)........     2,285,000     367,000     (133,000)
Allocated to cumulative effect.................        66,000          --           --
                                                   ----------    --------    ---------
     Net income tax expense (benefit)..........    $2,219,000    $367,000    $(133,000)
                                                   ==========    ========    =========

                                 FLYING COLORS
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          MAY 31, 1999, 1998 AND 1997

NOTE 7 -- FEDERAL INCOME TAXES (CONTINUED)
     A reconciliation of the provision for income taxes from continuing operations to income taxes computed by applying the statutory United States federal tax rate to income before taxes is as follows:

                                              1999         1998        1997
Tax computed at statutory rates..........  $2,276,265    $367,171    $(134,608)
Effect of nondeductible expenses.........       8,735       4,933        1,608
Adjustment of prior year estimates and
  other..................................          --      (5,104)          --
                                           ----------    --------    ---------
     Total income taxes before cumulative
        effect of accounting change......  $2,285,000    $367,000    $(133,000)
                                           ==========    ========    =========

     The details of the net deferred tax asset are as follows:

                                                          1999         1998
Total deferred tax assets.............................  $ 343,000    $ 64,000
Valuation allowance...................................         --          --
Total deferred tax liabilities........................   (186,000)    (30,000)
                                                        ---------    --------
     Net deferred tax asset...........................  $ 157,000    $ 34,000
                                                        =========    ========

     Deferred tax assets result from using the allowance method for recording bad debt expense for financial reporting purposes and the direct write-off method for tax purposes and certain expenses not deductible for tax purposes until paid. Deferred tax liabilities result from accelerated depreciation methods used for tax purposes.

NOTE 8 -- RELATED PARTY LEASE COMMITMENT

     The Company leases certain real property from stockholders. The Company is committed under an operating lease agreement on such real property that expires in May 2001. Lease expense for the years ended May 31, 1999, 1998 and 1997 totaled approximately $671,000, $360,000 and $240,000, respectively, of which $269,000, $180,000 and $72,000 was allocated to the Division, respectively. The operating lease agreement was terminated upon the sale of the Company.

NOTE 9 -- COMPENSATION PLAN

     For the year ended May 31, 1998, the Division had a compensation plan for three officers/ stockholders of the Company. The plan included provisions for a cash bonus and deferred compensation to be determined based on the Division's pretax income each fiscal year. Based on the provisions of the plan, $590,000 was awarded in cash or deferred compensation for the year ended May 31, 1998, of which $395,000 was allocated to Flying Colors. The plan was terminated effective June 1998.

                                 FLYING COLORS
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          MAY 31, 1999, 1998 AND 1997

NOTE 10 -- CONTINGENT LIABILITIES

     The Division has entered into various licensing agreements that provide for royalty payments based on sales. These agreements contain guaranteed minimum royalties over the term of the agreements, which generally range from two to five years. As of May 31, 1999, the amount of guaranteed royalties in excess of royalties already paid or accrued is approximately $3,385,000, of which approximately $2,240,000 is guaranteed to one licensor. Management believes that these guaranteed royalties will be paid in the normal course of business, and only royalties due on sales through May 31, 1999 have been accrued. No additional accrued liability has been recorded for these guarantees.

NOTE 11 -- SUPPLEMENTAL CASH FLOW INFORMATION

     Cash paid for interest was approximately $1,100,000, $443,000 and $113,000 for 1999, 1998 and 1997, respectively.

     Cash paid for income taxes was approximately $1,810,000, $695,000 and $44,000 for 1999, 1998 and 1997, respectively.

NOTE 12 -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     A summary of the fair values of financial instruments, as well as the methods and significant assumptions used to estimate fair values, is as follows:

          SHORT-TERM FINANCIAL INSTRUMENTS -- The fair values of short-term financial instruments, including cash, trade accounts receivable and payable, deposits on inventory, inventory, prepaid expenses, accrued and other liabilities, approximate the carrying amounts in the accompanying financial statements due to the short maturity of such instruments.

          NOTES PAYABLE -- LINE OF CREDIT -- The fair value of variable rate notes payable approximates the carrying amount since the current effective rates reflect market rates.

          NOTES PAYABLE TO RELATED PARTY -- The fair value of variable rate notes payable to related parties approximates the carrying amount. The note rates approximate the rates currently available to the Company for debt with similar terms and maturities.

          LONG-TERM DEBT -- The fair value of the Division's long-term debt approximates the carrying amount since the debt rates approximate the rates currently available to the Division for debt with similar terms and maturities.

NOTE 13 -- SUBSEQUENT EVENTS

     ACQUISITION OF THE COMPANY -- As discussed in Note 1, in October 1999, the stockholders of the Company effected a sale of all of its outstanding common stock to JAKKs Pacific, Inc., a publicly held corporation, in exchange for approximately $36 million in cash. The acquisition agreement also provides for earnout payments of up to $13.5 million over the next 36 months if the gross profit of the Division's products achieves certain levels.

                                 FLYING COLORS
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          MAY 31, 1999, 1998 AND 1997

NOTE 13 -- SUBSEQUENT EVENTS (CONTINUED)
     TRANSITIONAL SERVICES AGREEMENT -- Colorbok, LLC has agreed with the Division and JAKKs to provide certain distribution, customer service, accounting and information system services for the Division for a period of time until the Division and JAKKs begin performing those functions. The agreement requires a monthly base fee of $310,000 plus a variable fee of 2.5 percent to 3 percent monthly gross sales. The term of the agreement is month to month.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated financial statements as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 and for the year ended December 31, 1998 give effect to the acquisitions of Berk and Flying Colors Toys. The pro forma consolidated balance sheet presents our financial position as if the acquisition of Flying Colors Toys had occurred on September 30, 1999. The pro forma consolidated statements of operations present our results as if the acquisitions of Berk and Flying Colors Toys had occurred on January 1 of each period presented. Our fiscal year end is December 31 and Flying Colors Toys' fiscal year end is May 31. Our third quarter for our current fiscal year ended September 30, 1999, while the first quarter of Flying Colors Toys' fiscal year ended August 31, 1999. The pro forma consolidated balance sheet as of September 30, 1999 is based upon our historical balance sheet as of September 30, 1999 which has been adjusted for the effects of the Flying Colors Toys acquisition. The pro forma consolidated statements of operations for the nine months ended September 30, 1998 and 1999 are based upon our historical results and the pro forma statements of operations for Flying Colors Toys for the nine months ended September 30, 1998 and 1999 and the pro forma statements of operations of Berk for the nine months ended September 30, 1998 and the six months ended June 30, 1999. The pro forma consolidated statement of operations for the year ended December 31, 1998 is based on our historical statement of operations and the pro forma statements of operations of Berk and Flying Colors Toys for the year ended December 31, 1998.

     The pro forma consolidated financial statements include, in management's opinion, all material adjustments necessary to reflect the acquisitions of Berk and Flying Colors Toys. The pro forma consolidated financial statements do not represent the Company's actual results of operations, including the acquisitions, nor do they purport to predict or indicate our financial position or results of operations at any future date or for any future period. The pro forma consolidated financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes thereto and Flying Colors Toys' financial statements and the related notes thereto included elsewhere in this prospectus.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1999

                                               HISTORICAL     PRO FORMA        PRO FORMA
                                                 JAKKS       ADJUSTMENTS     BALANCE SHEET
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................  $ 73,427,409   $(52,545,000)(1) $20,882,409
  Accounts receivable, net..................    34,638,251     12,964,000(2)   47,602,251
  Inventory, net............................     9,437,805     13,503,000(2)   22,940,805
  Prepaid expenses and other current
     assets.................................     1,584,854      1,234,000(2)    2,818,854
                                              ------------   ------------    ------------
           Total current assets.............   119,088,319    (24,844,000)     94,244,319
                                              ------------   ------------    ------------
Property and equipment, at cost.............    12,362,663      1,951,000(2)   14,313,663
Less accumulated depreciation and
  amortization..............................     3,627,662             --       3,627,662
                                              ------------   ------------    ------------
           Property and equipment, net......     8,735,001      1,951,000      10,686,001
                                              ------------   ------------    ------------
Goodwill, net...............................    14,353,964     30,701,000(3)   45,054,964
Trademarks, net.............................    13,072,694             --      13,072,694
Investment in joint venture.................     1,053,852             --       1,053,852
Other.......................................       316,865             --         316,865
                                              ------------   ------------    ------------
           Total assets.....................  $156,620,695   $  7,808,000    $164,428,695
                                              ============   ============    ============

LIABILITIES AND
  STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses.....  $ 30,049,883   $  6,746,000(4) $ 36,795,883
  Reserve for sales returns and
     allowances.............................    12,063,447             --      12,063,447
  Income taxes payable......................     3,227,346      1,062,000(4)    4,289,346
                                              ------------   ------------    ------------
           Total current liabilities........    45,340,676      7,808,000      53,148,676
                                              ------------   ------------    ------------
Deferred income taxes.......................       323,787             --         323,787
                                              ------------   ------------    ------------
           Total liabilities................    45,664,463      7,808,000      53,472,463
                                              ------------   ------------    ------------
Commitments
STOCKHOLDERS' EQUITY
  Preferred stock...........................            --             --              --
  Common stock..............................        16,085             --          16,085
  Additional paid-in capital................    87,597,811             --      87,597,811
  Retained earnings.........................    23,342,336             --      23,342,336
                                              ------------   ------------    ------------
           Total stockholders' equity.......   110,956,232             --     110,956,232
                                              ------------   ------------    ------------
           Total liabilities and
             stockholders' equity...........  $156,620,695   $  7,808,000    $164,428,695
                                              ============   ============    ============

See notes to unaudited pro forma consolidated financial statements.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES
           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1998

                                                    ACTUAL
                                  ------------------------------------------                   PRO FORMA
                                     JAKKS       FLYING COLORS      BERK         COMBINED     ADJUSTMENTS      PRO FORMA
                                   (AUDITED)      (UNAUDITED)    (UNAUDITED)                                    RESULTS
Net sales.......................  $ 85,252,563    $41,124,650    $ 9,053,515   $135,430,728   $       --      $135,430,728
Cost of sales...................    52,000,135     27,127,983      6,343,384     85,471,502           --        85,471,502
                                  ------------    -----------    -----------   ------------   -----------     ------------
Gross profit....................    33,252,428     13,996,667      2,710,131     49,959,226           --        49,959,226
Selling, general and
  administrative expenses.......    24,006,497      6,868,305      2,502,498     33,377,300    1,178,482(5)     34,555,782
                                  ------------    -----------    -----------   ------------   -----------     ------------
Income from operations..........     9,245,931      7,128,362        207,633     16,581,926   (1,178,482)       15,403,444
Other (income) expense..........     1,013,501        945,889         99,843      2,059,233   (1,045,732)(6)     1,013,501
                                  ------------    -----------    -----------   ------------   -----------     ------------
Income before provision for
  income taxes..................     8,232,430      6,182,473        107,790     14,522,693     (132,750)       14,389,943
Provision for income taxes......     1,857,404      2,102,041            948      3,960,393      254,900(7)      4,215,293
                                  ------------    -----------    -----------   ------------   -----------     ------------
Net income......................  $  6,375,026    $ 4,080,432    $   106,842   $ 10,562,300   $ (387,650)     $ 10,174,650
                                  ============    ===========    ===========   ============   ===========     ============
Basic earnings per share........                                                                              $       1.19
                                                                                                              ============
Weighted average shares
  outstanding...................                                                                                 8,538,901
                                                                                                              ============
Diluted earnings per share......                                                                              $       0.93
                                                                                                              ============
Weighted average shares and
  equivalents outstanding.......                                                                                11,402,637
                                                                                                              ============

                NINE MONTHS ENDED SEPTEMBER 30, 1998 (UNAUDITED)

                                                     ACTUAL
                                   ------------------------------------------                   PRO FORMA       PRO FORMA
                                      JAKKS       FLYING COLORS      BERK         COMBINED     ADJUSTMENTS       RESULTS
Net sales........................  $ 61,379,402    $26,068,001    $ 6,575,447   $ 94,022,850    $      --      $94,022,850
Cost of sales....................    37,669,477     17,754,975      4,494,896     59,919,348           --       59,919,348
                                   ------------    -----------    -----------   ------------    ---------      -----------
Gross profit.....................    23,709,925      8,313,026      2,080,551     34,103,502           --       34,103,502
Selling, general and
  administrative expenses........    16,447,200      5,083,260      1,903,895     23,434,355      880,704(5)    24,315,059
                                   ------------    -----------    -----------   ------------    ---------      -----------
Income from operations...........     7,262,725      3,229,766        176,656     10,669,147     (880,704)       9,788,443
Other (income) expense...........       688,559        625,775         69,579      1,383,913     (695,354)(6)      688,559
                                   ------------    -----------    -----------   ------------    ---------      -----------
Income before provision for
  income taxes...................     6,574,166      2,603,991        107,077      9,285,234     (185,350)       9,099,884
Provision for income taxes.......     1,720,069        885,357            800      2,606,226      175,095(7)     2,781,321
                                   ------------    -----------    -----------   ------------    ---------      -----------
Net income.......................  $  4,854,097    $ 1,718,634    $   106,277   $  6,679,008    $(360,446)     $ 6,318,562
                                   ============    ===========    ===========   ============    =========      ===========
Basic earnings per share.........                                                                              $      0.75
                                                                                                               ===========
Weighted average shares
  outstanding....................                                                                                8,392,957
                                                                                                               ===========
Diluted earnings per share.......                                                                              $      0.58
                                                                                                               ===========
Weighted average shares and
  equivalents outstanding........                                                                               11,376,927
                                                                                                               ===========

See notes to unaudited pro forma consolidated financial statements

                NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)

                                                    ACTUAL
                                  ------------------------------------------                   PRO FORMA       PRO FORMA
                                     JAKKS       FLYING COLORS      BERK         COMBINED     ADJUSTMENTS       RESULTS
Net sales.......................  $121,176,908    $34,493,256    $ 2,313,477   $157,983,641   $       --      $157,983,641
Cost of sales...................    71,005,451     23,670,150      1,859,065     96,534,666           --        96,534,666
                                  ------------    -----------    -----------   ------------   -----------     ------------
Gross profit....................    50,171,457     10,823,106        454,412     61,448,975           --        61,448,975
Selling, general and
  administrative expenses.......    33,310,912      7,027,457      1,689,950     42,028,319      911,751(5)     42,940,070
                                  ------------    -----------    -----------   ------------   -----------     ------------
Income (loss) from operations...    16,860,545      3,795,649     (1,235,538)    19,420,656     (911,751)       18,508,905
Other (income) expense..........      (895,677)       936,087         68,553        108,963   (1,004,640)(6)      (895,677)
                                  ------------    -----------    -----------   ------------   -----------     ------------
Income (loss) before provision
  for income taxes..............    17,756,222      2,859,562     (1,304,091)    19,311,693       92,889        19,404,582
Provision for income taxes......     4,754,048        972,251            950      5,727,249     (130,795)(7)     5,596,454
                                  ------------    -----------    -----------   ------------   -----------     ------------
Net income (loss)...............  $ 13,002,174    $ 1,887,311    $(1,305,041)  $ 13,584,444   $  223,684      $ 13,808,128
                                  ============    ===========    ===========   ============   ===========     ============
Basic earnings per share........                                                                              $       1.04
                                                                                                              ============
Weighted average shares
  outstanding...................                                                                                12,843,090
                                                                                                              ============
Diluted earnings per share......                                                                              $       0.91
                                                                                                              ============
Weighted average shares and
  equivalents outstanding.......                                                                                15,248,785
                                                                                                              ============

See notes to unaudited pro forma consolidated financial statements.

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The unaudited pro forma consolidated financial statements have been adjusted for the items relating to the acquisition of Flying Colors as set forth below:

BALANCE SHEET

(1) Cash paid on or about the closing:

Cash paid to sellers...................................  $34,725,685
Settlement of certain indebtedness.....................   17,624,315
License transfer fees paid.............................      150,000
Other acquisition costs................................       45,000
                                                         -----------
                                                         $52,545,000
                                                         ===========

(2) Assets acquired

(3) Excess of consideration paid over fair market value of assets acquired (includes $1,000,000 relating to an agreement by the sellers not to compete)

(4) Liabilities assumed

STATEMENTS OF OPERATIONS

                                                                  PRO FORMA NINE MONTHS
                                                 PRO FORMA         ENDED SEPTEMBER 30,
                                                YEAR ENDED        ----------------------
                                             DECEMBER 31, 1998      1998         1999
(5) Selling, general and administrative
    expenses are adjusted to reflect:
           Elimination of salaries and
             benefits for certain executive
             officers of Berk whose
             employment terminated upon the
             consummation of the
             acquisition...................     $ (299,392)       $(227,701)   $(152,778)
           Fees payable pursuant to a
             consulting agreement entered
             into between a seller of Berk
             and JAKKS.....................         30,000           22,500       15,000
           Amortization of goodwill and
             non-compete agreements for:
             Berk..........................        145,507          109,130       72,754
             Flying Colors.................      1,302,367          976,775      976,775
                                                ----------        ---------    ---------
                                                 1,178,482          880,704      911,751
(6) Other (income) expense is adjusted to
    reflect the elimination of interest
    expense related to borrowings made by
    Berk and Flying Colors as if they had
    been repaid on January 1, 1998 for:
           Berk............................        (99,843)         (69,579)     (68,553)
           Flying Colors...................       (945,889)        (625,775)    (936,087)
(7) Provision for income taxes is adjusted
    to reflect the tax effect of the pro
    forma adjustments......................        254,900          175,095     (130,795)

    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------

                                    [JAKKS LOGO]
                          2,700,000 SHARES OF COMMON STOCK

                            ----------------------------

                                     PROSPECTUS
                            ----------------------------

                            DONALDSON, LUFKIN & JENRETTE
                                    ADVEST, INC.
                           MORGAN KEEGAN & COMPANY, INC.
                                   DLJDIRECT INC.

    ----------------------------------------------------------------------------

You should rely only on the information contained or incorporated in this prospectus. We and the underwriters have not authorized anyone to provide you with information different from that contained or incorporated in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. You should not infer from the delivery of this prospectus or the sale of any shares of our common stock after the date of this prospectus that the information contained or incorporated herein or the affairs of JAKKS have not changed since the date hereof.

--------------------------------------------------------------------------------

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all costs and expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts. All such expenses will be paid by the Company; none will be paid by the selling stockholders.

SEC registration fee........................................  $ 22,443
NASD filing fee.............................................     8,573
*Blue sky fees and expenses (including legal fees)..........     5,000
Nasdaq National Market listing fee..........................    17,500
*Printing and engraving expenses............................   125,000
*Legal fees and expenses....................................   100,000
*Accounting fees and expenses...............................    50,000
*Miscellaneous..............................................   226,484
                                                              --------
           *TOTAL...........................................  $550,000
                                                              ========

------------------------------
* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's Certificate of Incorporation provides that the personal liability of the directors of the Registrant shall be limited to the fullest extent permitted by the provisions of Section 102(b)(7) of the General Corporation Law of the State of Delaware (the DGCL). Section 102(b)(7) of the DGCL generally provides that no director shall be liable personally to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that the Certificate of Incorporation does not eliminate the liability of a director for (1) any breach of the director's duty of loyalty to the Registrant or its stockholders; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (4) any transaction from which such director derives an improper personal benefit. The effect of this provision is to eliminate the rights of the Registrant and its stockholders to recover monetary damages against a director for breach of her or his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (1) through (4) above. The limitations summarized above, however, do not affect the ability of the Registrant or its stockholders to seek nonmonetary remedies, such as an injunction or rescission, against a director for breach of her or his fiduciary duty.

     In addition, the Certificate of Incorporation provides that the Registrant shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify all persons whom it may indemnify pursuant to Section 145 of the DGCL. In general,
Section 145 of the DGCL permits the Registrant to indemnify a director, officer, employee or agent of the Registrant or, when so serving at the Registrant's request, another company who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     The Registrant maintains a directors' and officers' liability insurance policy covering certain liabilities that may be incurred by any director or officer in connection with the performance of his or her duties and certain liabilities that may be incurred by the Registrant, including the indemnification payable to any director or officer. This policy provides for $1.0 million in maximum aggregate coverage, including defense costs. The entire premium for such insurance is paid by the Registrant.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
 1.1      Form of Underwriting Agreement(1)
 4.1      Restated Certificate of Incorporation of the Registrant(2)
 4.1.1    Certificate of Designation and Preferences of Series A
          Cumulative Convertible Preferred Stock of the Registrant(3)
 4.1.2    Amendment to Restated Certificate of Incorporation of the
          Registrant(4)
 4.2      By-laws of the Registrant(2)
 4.2.1    Amendment to By-laws of the Registrant(5)
 5.1      Opinion of Feder, Kaszovitz, Isaacson, Weber, Skala & Bass
          LLP(1)
23.1      Consent of Pannell Kerr Forster, Certified Public
          Accountants, A Professional Corporation(1)
23.2      Consent of Plante & Moran, LLP(1)
23.3      Consent of Feder, Kaszovitz, Isaacson, Weber, Skala & Bass
          LLP (included in Exhibit 5.1)(1)
24.1      Power of Attorney(1) (included on page II-4)
27.1      Financial Data Schedule(1)

------------------------------
(1) Filed herewith.

(2) Filed previously as an exhibit to the Registrant's Registration Statement on Form SB-2 (Reg. No. 333-2048-LA), dated May 1, 1996, and incorporated herein by reference.

(3) Filed previously as an exhibit to the Registrant's Current Report on Form 8-K, filed August 7, 1998, and incorporated herein by reference.

(4) Filed previously as an exhibit to the Registrant's Registration Statement on Form S-3 (Reg. No. 333-74717) dated April 26, 1999, and incorporated herein by reference.

(5) Filed previously as an exhibit to the Registrant's Registration Statement on Form SB-2 (Reg. No. 333-22583), effective May 1, 1997, and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS

     1. The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     2.  The Registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Malibu, State of California, on November 4, 1999.

                                                   JAKKS PACIFIC, INC.

                                          By:        /s/ JACK FRIEDMAN
                                            ------------------------------------
                                                       Jack Friedman,
                                                          Chairman

     Each of the undersigned hereby constitutes and appoints Jack Friedman, Stephen G. Berman and Joel M. Bennett, and each of them, as his attorneys-in-fact, with full power of substitution and resubstitution, to execute in his name, place and stead, individually and in each capacity stated below, one or more amendments (including without limitation post-effective amendments) to this registration statement, any related Rule 462(b) registration statement and any other document, to file the same with the Commission and to take any other action to effect the registration under the Securities Act of 1933 of the common stock of the registrant, as the attorney-in-fact acting in the premises deems appropriate as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, acting severally, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

                   SIGNATURE                                 TITLE                    DATE
               /s/ JACK FRIEDMAN                  Chief Executive Officer and   November 4, 1999
------------------------------------------------      Chairman (Principal
                 Jack Friedman                         Executive Officer)

             /s/ STEPHEN G. BERMAN                          Director            November 4, 1999
------------------------------------------------
               Stephen G. Berman

              /s/ JOEL M. BENNETT                   Chief Financial Officer     November 4, 1999
------------------------------------------------  (Principal Financial Officer
                Joel M. Bennett                     and Principal Accounting
                                                            Officer)

              /s/ ROBERT E. GLICK                           Director            November 4, 1999
------------------------------------------------
                Robert E. Glick

             /s/ MICHAEL G. MILLER                          Director            November 4, 1999
------------------------------------------------
               Michael G. Miller

              /s/ MURRAY L. SKALA                           Director            November 4, 1999
------------------------------------------------
                Murray L. Skala

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION
 1.1     Form of Underwriting Agreement(1)
 4.1     Restated Certificate of Incorporation of the Registrant(2)
         Certificate of Designation and Preferences of Series A
         Cumulative Convertible Preferred
 4.1.1   Stock of the Registrant(3)
 4.1.2   Amendment to Restated Certificate of Incorporation of the
         Registrant(4)
 4.2     By-laws of the Registrant(2)
 4.2.1   Amendment to By-laws of the Registrant(5)
 5.1     Opinion of Feder, Kaszovitz, Isaacson, Weber, Skala & Bass
         LLP(1)
23.1     Consent of Pannell Kerr Forster, Certified Public
         Accountants, A Professional Corporation(1)
23.2     Consent of Plante & Moran, LLP(1)
23.3     Consent of Feder, Kaszovitz, Isaacson, Weber, Skala & Bass
         LLP (included in Exhibit 5.1)(1)
24.1     Power of Attorney(1) (included on page II-4)
27.1     Financial Data Schedule(1)

------------------------------
(1) Filed herewith.

(2) Filed previously as an exhibit to the Registrant's Registration Statement on Form SB-2 (Reg. No. 333-2048-LA), dated May 1, 1996, and incorporated herein by reference.

(3) Filed previously as an exhibit to the Registrant's Current Report on Form 8-K, filed August 7, 1998, and incorporated herein by reference.

(4) Filed previously as an exhibit to the Registrant's Registration Statement on Form S-3 (Reg. No. 333-74717) dated April 26, 1999, and incorporated herein by reference.

(5) Filed previously as an exhibit to the Registrant's Registration Statement on Form SB-2 (Reg. No. 333-22583), effective May 1, 1997, and incorporated herein by reference.